ORIGINAL

14007236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEC
Mail Processing
Section
MAY 15 2014
Washington, DC
124

Easton Pharmaceuticals Inc.

(Exact Name of Registrant in its Charter)

Wyoming	**2834**	**512278236**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification	(IRS Employer Identification No.)

425 University Avenue, Suite 601
Toronto, Ontario M5G1T6
(416) 619-0291
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

007 Agents, Inc.
1876 Horse Creek Rd.
Cheyenne, Wyoming 82009
(307) 399-3353
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7123

PART I- NOTIFICATION

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable for the following persons:

(a) the issuer's directors:

Carla Pepe
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

John Adams
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

(b) the issuer's officers:

Carla Pepe
CEO / Secretary
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

John Adams
CFO / President
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

Kent Deuters
COO
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

Dr. Lilla Albert PhD.
Marketing Director
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

(c) the issuer's general partners:

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

None

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

None

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering:

Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7123

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: NOT APPLICABLE

(k) the underwriter's officers: NOT APPLICABLE

(l) the underwriter's general partners: NOT APPLICABLE

(m) counsel to the underwriter: NOT APPLICABLE

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. Not Applicable

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Delaware and New York

The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled, "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

June 12, 2013 – 6,000,000 common shares issued
June 26, 2013 – 9,500,000 common shares issued
July 18, 2013 – 13,000,000 common shares issued
August 9, 2013 – 14,000,000 common shares issued
August 27, 2013 – 27,000,000 common shares issued
September 11, 2013 – 18,700,000 common shares issued
September 25, 2013 – 18,700,000 common shares issued
October 09, 2013 – 22,000,000 common shares issued
November 13, 2013 – 27,000,000 common shares issued
December 03, 2013 – 29,500,000 common shares issued
December 16, 2013 – 22,000,000 common shares issued
January 06, 2013 – 35,000,000 common shares issued
January 14, 2013 – 39,000,000 common shares issued
February 03, 2013 – 13,000,000 common shares issued
February 25, 2013 – 27,000,000 common shares issued
March 17, 2013 – 27,000,000 common shares issued

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities sales described under paragraph 5(a) were sold under Rules 504 or 506 of Regulation D of the Securities Act of 1933. The securities were sold only to accredited investors, known to the Issuer, without any general solicitation.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the Issuer, nor any affiliate of the Issuer is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

> (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
>
> (2) To stabilize the market for any of the securities to be offered;
>
> (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Issuer has not and does not intend to utilize a publication authorized by Rule 254.

OFFERING CIRCULAR

Easton Pharmaceuticals Inc.

454,545,450 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $5,000,000

Purchase Price: $0.011 per share

Easton Pharmaceuticals Inc., a Wyoming corporation ("Easton Pharmaceuticals" the "Company," or "we") hereby offers (the "Offering") 454,545,450 shares (the "Shares") of its common stock, par value $0.0001 per share (the "Common Stock") at a purchase price per share of $0.011, up to an aggregate purchase price of $5,000,000. This offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $5,000,000 have been sold, or until July 31, 2015, whichever is earlier. The purchase price will be adjusted based upon the terms of the Investment Agreement, which provides that the Shares may be purchased by Macallan Partners, LLC at a seventy-five percent (75%) discount to the lowest traded price of the Shares during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan Partners of a put notice (as provided for in the Investment Agreement, or a seventy-five percent (75%) discount to the closing bid on the day of the put notice, whichever is lower.

The offering is being conducted on a "best efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration, set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.011 per Share. If all of the Shares are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Shares that must be sole, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

The exact name of the Issuer is Easton Pharmaceuticals Inc. (formerly LAM Industries, L.A.M. Pharmaceuticals). In July of 1998, the Company was incorporated as LAM Pharmaceuticals. The Company changed its name to LAM Industries and amended its articles of incorporation on March 04, 2009. On January 15, 2010, the Company changed its name to Easton Pharmaceuticals Inc. In July of 2012, Easton Pharmaceuticals amended its bylaws and filed articles of continuance with the

Wyoming Secretary of State and transferred its corporate domicile from Delaware to the State of Wyoming.

The mailing address of our office is: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is: 702-418-0581.

Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors," beginning on Page 15 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Shares Sold)**	**Net Proceeds (50% of Shares Sold)**	**Net Proceeds (75% of Shares Sold)**	**Net Proceeds (100% of Shares Sold)**
Per Unit(1)	$0.011	NOT APPLICABLE	$0.011	$0.011	$0.011	$0.011
Total (2)	$5,000,000	NOT APPLICABLE	$1,500,000	$2,500,000	$3,750,000	$5,000,000

(1) Specified price subject to adjustment based on variable pricing in the Investment Agreement. See discussion of "Investment Agreement"
(2) Before deducting expenses of the Offering, which are estimated to be approximately $15,000. Subject to change based on variable pricing in the Investment Agreement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The approximate date of proposed sale to the public: As soon as practicable after the offering is qualified (the "Effective Date").

The date of this Offering Circular is June 5, 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR DELAWARE RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company, discussed under the "Risk Factors" section of the Offering Circular before making an investment decision.

Some of the statements in this Offering Circular are forward-looking statements. See the Section entitled, "Cautionary Statement Regarding Forward-Looking Statements."

Business Overview

General

Easton Pharmaceuticals Inc. is a Wyoming corporation, which was originally formed as L.A.M. Pharmaceuticals, Inc . on July 24, 1998. There are no controlling stockholders of the Company. Our offices are located at 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is (416) 619-0291.

The Company was initially formed as L.A.M. Pharmaceutical, LLC (the "LLC") on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company's common stock. The stock exchange between the Company and the members of the LLC was considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company. In 2009 the Company reorganized and changed its name to LAM Industries, Inc.

In mid 2008 Easton Pharmaceuticals Inc. suspended any further research and development or commercialization efforts for products based on the L.A.M. Pharmaceutical's. IPM TM technology. This asset was the basis of L.A.M. Pharmaceutical's IPM Wound Gel and delivery system, and other various L.A.M. Pharmaceutical's products. This technology involved the use of the L.A.M. Pharmaceutical's Ionic Polymer Matrix TM technology (L.A.M. IPM TM) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

In 2008 the prior Easton Pharmaceuticals (formerly LAM) Board of Directors reviewed strategic alternatives regarding the L.A.M. IPM TM and its patented IPM Wound Gel assets including but not limited to sale, licensing, abandonment or future product development.

In 2008, Easton Pharmaceuticals (formerly LAM) agreed to divest L.A.M. IPM TM and its patented IPM Wound Gel assets, and concurrently entered into "negotiations" to acquire the remaining assets and know how of Ixora Bio Medical Company Inc. ("IXORA") and Viorra Bio Medical Inc. ("VBMI") together with the VDM technologies and other assets. Easton Pharmaceuticals (formerly LAM) subsequently replaced the original delivery system in favor of the acquired Viorra proprietary delivery technology "VDM". "The Company believes the VDM delivery system can provide superior efficacy for the successful commercialization of the company's pipeline of development products including, but not limited to Viorra, a topical aid in Female sexual arousal disorder FSAD".

Easton Pharmaceuticals (formerly LAM) is the owner and developer of a proprietary trans dermal delivery technology (Viorra Delivery Matrix or "VDM") that management believes will be commercialized to transport various medicinal ingredients in vivo. The combination of the delivery technology and active ingredients together will be developed and commercialized for marketing clearance and sale on a global basis. Active ingredients include, or will include a combination of generally recognized as safe ("GRAS") additives, approved cosmetic ingredients or approved drugs (the combination of the VDM trans dermal delivery matrix and any drugs are not currently approved or cleared in any jurisdiction). The Company's products are currently in various stages of commercialization: basic research; proof of concept research; development; and, commercialization. Product commercialization and sales are currently focused on the Company's product, "Viorra", an aid to the relief of female sexual arousal disorder (FSAD). The Company has not recognized material sales of Viorra or VDM-based products to date.

The Offering

Issuer:	Easton Pharmaceuticals Inc., a Wyoming corporation.
Security Offered:	Shares of Common Stock, par value $0.0001
Price per Share:	$0.011
Minimum Offering:	None.
Maximum Offering:	$5,000,000 (454,545,450 Shares)
Minimum Investment:	None.
Offering Period:	The Offering commenced on June 5, 2014, and will close upon the earlier of (1) the sale of the Shares with an aggregate sales price of $5,000,000, or (2) July 31, 2015.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Wyoming Corporations Code.
Dividends:	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution:	Purchasers of Shares of our Common Stock will suffer an immediate dilution of up to $0.008 per share.
Use of Proceeds:	The net proceeds of this offering will be used primarily for working capital purposes. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading our Shares	Shares of our Common Stock are thinly traded on the OTC Markets Group.
Exchange Act Disclosure:	The Company is not required to provided disclosure pursuant to the Exchange Act.
Risk Factors:	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in New York and Delaware and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. The offering is being conducted on a "best efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commissions or remuneration to any person, including the officers of the Company, for the sale of any securities in this offering.

Investment Agreement with Macallan Partners

On April 30, 2014, we entered into an investment agreement with Macallan Partners, LLC ("Macallan"). Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $5,000,000 of our common stock over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than three hundred fifty percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a seventy-five percent discount to the closing bid on the day of the put notice, whichever is lower.

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
BALANCE SHEETS

UNAUDITED		December 31 2013		December 31 2012
ASSETS				
Current Assets				
Cash and cash equivalents	$	187,511	$	62
Prepaid expense		100,000		150,000
Total Current Assets		287,511		150,062
Other Assets		549,745		549,745
Total Assets	$	837,256	$	699,807
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable and accrued expenses	$	174,427	$	159,279
Consultants fees payable		410,000		310,000
Total Current Liabilities		584,427		469,279
Other Liabilities				
Due to stockholders		98,628		83,982
Total Liabilities		683,055		553,261
Contingencies, note 3				
Stockholders' Equity (Deficit)				
Preferred Stock				
Authorized: 20,000,000 preferred shares par value $0.0001 each				
Issued: nil preferred shares		0		0
Common Stock				
Authorized: 480,000,000 common shares par value $0.0001 each				
Issued: 359,712,997 common shares (127,812,997 December 31, 2012)		35,971		12,781
Additional paid-in capital		37,193,175		36,862,177
Accumulated deficit		(37,074,945)		(36,728,412)
Total Stockholders' Equity (Deficit)		154,201		146,546
Total Liabilities and Stockholders' Equity	$	837,256	$	699,807

The accompanying notes are an integral part of these unaudited financial statements.

These unaudited financial statements have been prepared by management

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the period December 31, 2004 through December 31, 2012

UNAUDITED	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance - December 31, 2004	**21,960**	**$ 3**	**$ 33,240,644**	**$ (33,110,325)**	**$ 130,322**
Capital contribution - interest expense	-	-	8,315	-	8,315
Stock options granted:					
- Compensation for services rendered	-	-	5,433	-	5,433
Common shares issued:					
- Compensation for services rendered	11,621	1	1,454,035	-	1,454,036
Sale of shares under stock subscription agreements	3,767	-	316,902	-	316,902
Net loss December 31, 2005	-	-	-	(2,251,550)	(2,251,550)
Balance - December 31, 2005	**37,348**	**$ 4**	**$ 35,025,329**	**$ (35,361,875)**	**$ (336,542)**
Common shares issued:					
-Compensation for services rendered	1,073	-	123,664		123,664
Net loss December 31, 2006	-	-	-	(226,438)	(226,438)
Balance – December 31, 2006	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,588,313)**	**$ (439,316)**
Net loss December 31, 2007	-	-	-	(150,106)	(150,106)
Balance – December 31, 2007	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,738,419)**	**$ (589,422)**
Common shares issued:					
-to settle promissory note	14,258,220	1,426	12,832	-	14,258
Capital contribution – accounts payable beyond statute of limitations	-	-	886,958	-	886,958
Net loss December 31, 2008	-	-	-	(621,643)	(621,643)
Balance – December 31, 2008	**14,296,641**	**$ 1,430**	**$ 36,048,783**	**$ (36,360,062)**	**$ (309,849)**
Common shares issued:					
-to acquire Viorra assets	36,000,000	3,600	-	-	3,600
-to acquire Ixora assets	8,000,000	800	545,345	-	546,145
-to settle promissory notes	28,516,356	2,851	47,149		50,000
Net loss December 31, 2009	-	-	-	(15,665)	(15,665)
Balance – December 31, 2009	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,375,727)**	**$ 274,231**
Net loss December 31, 2010	-	-	-	(56,774)	(56,774)
Balance – December 31, 2010	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,432,501)**	**$ 217,457**
Issued for consulting fees	1,000,000	100	24,900	-	25,000
Net loss December 31, 2011	-	-	-	(112,630)	(112,630)
Balance – December 31, 2011	**87,812,997**	**$ 8,781**	**$ 36,666,177**	**$ (36,545,131)**	**$ 129,827**
Issued for consulting fees	40,000,000	4,000	196,000	-	200,000
Net loss December 31, 2012	-	-	-	(183,281)	(183,281)
Balance – December 31, 2012	**127,812,997**	**$ 12,781**	**$ 36,862,177**	**$ (36,728,412)**	**$ 146,546**
Issued for cash	231,900,000	23,190	322,049	-	345,239
Unrealized foreign exchange gain	-	-	8,949	-	8,949
Net loss December 31, 2013	-	-	-	(346,533)	(346,533)
Balance – December 31, 2013	**359,712,997**	**35,971**	**371,193,175**	**(37,074,945)**	**154,201**

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

4

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF OPERATIONS

For the years ended December 31	**2013**	2012	2011
UNAUDITED			
Revenues	$ 0	$ 0	$ 0
Expenses			
Cost of sales	0	0	0
Administration	10,149	0	0
Consulting fees	117,250	50,000	25,000
Management fees	64,885	60,000	55,759
Directors fees	19,015	0	0
Travel and entertainment	12,952	0	0
Transfer agent fees	0	1,500	4,303
Product development	92,914	68,225	5,727
Professional fees - lawyer	16,526	0	9,079
Marketing	0	0	0
General and administrative	8,065	3,556	12,762
Total Expenses	341,756	183,281	112,630
Loss Before Other Expenses	(341,756)	(183,281)	(112,630)
Other Expenses			
Interest expense	0	0	0
Foreign exchange	(4,777)	0	0
Loss on disposal of patents and trademarks	0	0	0
Total Other Expenses	(4,777)	0	0
Net Loss Before Taxes	(346,534)	(183,281)	(112,630)
Income taxes	0	0	0
Net Loss	$ (346,533)	$ (183,281)	(112,630)
Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.00)	(0.00
Weighted Average Number of Common Shares Outstanding: Basic and Diluted	243,762,997	92,744,524	87,117,127

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

5

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CASH FLOWS

For the years ended December 31	2013	2012
UNAUDITED		
Cash Flows from Operating Activities		
Net Loss	**$ (346,533)**	$ (183,281)
Non cash expense – management fee	**50,000**	50,000
- unearned foreign exchange	**8,949**	0
Changes in Assets and Liabilities:		
Accounts payable and accrued expenses	**15,148**	128,225
Consultant fees payable	**100,000**	0
Net Cash Flows from Operating Activities	**(172,436)**	(5,056)
Cash Flows from Investing Activities	**0**	0
Net Cash Flows from Investing Activities	**0**	0
Cash Flows from Financing Activities		
Common stock issued for cash	**345,239**	0
Increase in loans from shareholders	**14,646**	5,066
Net Cash Flows from Financing Activities	**359,885**	5,066
Net Change in Cash and Cash Equivalents	**187,449**	10
Cash and Cash Equivalents - Beginning of Year	**62**	52
Cash and Cash Equivalents - End of Year	**$ 187,511**	$ 62
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Stock issued to settle promissory notes payable	$ **0**	$ 0
SUPPLEMENTAL DISCLOSURE		
Interest Paid	**$ 0**	$ 0
Income Taxes Paid	**$ 0**	$ 0
Common shares issued for assets	**$ 0**	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

6

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Offering Circular before making an investment decision with regard to our securities. The statements contained in or incorporated into this Offering Circular that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have limited operating history. Revenues from operations are uncertain and may not be able to be sustained.

We have a limited operating history. From inception we have incurred significant net losses. We have reported a net loss of $[37,074,945] from the date of inception through December 31, 2013. We expect to continue to incur net losses and negative cash flow from operations in the near future, and we will continue to experience losses for at least as long as it takes our company to reach a sales level which will support profitable operations. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

Our lack of sales and operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

The history of our company involves development and marketing of products that have not experienced material sales, to date. We do not have material operating history in our current field, which makes it impossible to evaluate our business on the basis of historical operations. Our history as a company makes it difficult for us to predict future performance. Although this is true for any business, it is particularly true for us because of our limited operating history in our current field of business.

Ms. Pepe and Mr. Adams are key personnel. Loss of either of them could adversely affect our business.

If either Ms. Pepe or Mr. Adams were to die, become disabled, or leave our company, we would be forced to retain individuals to replace them. There is no assurance that we can find suitable persons to replace them if that becomes necessary. We have no "Key Man" life insurance at this time. Ms. Pepe and Mr. Adams have employment agreements with the Company. These employment agreements are attached as an Exhibit hereto.

We are subject to intense competition

We face intense competition, which could harm our business, and we expect competition to intensify in the future. Our market is relatively new, intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to intensify and increase over time as the products that we have developed gain receptivity in the marketplace.

Many of our competitors have substantially more significant resources to devote to innovation and development; and

Almost all of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do.

Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners.

Further, our competitors may have technology and the capability to perform services that are equal or superior to ours or that achieve greater market acceptance than ours. We have no patented or other proprietary technology that would limit competitors from duplicating our services. We must rely on the skills of our personnel and the quality of our client service.
Increased competition is likely to result in price reductions, reduced gross margins additional marketing expenses and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against existing or future competitors.

If we fail to remain competitive, then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business.

We are potentially subject to unknown regulations

From time to time, bills which attempt to regulate various aspects of our business are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. However, we have no way to predict whether any law relating to the internet which may ultimately be enacted in the future will have an adverse impact on our operations or business plan. Governmental regulation may adversely impact our ability to achieve sustained profitability.

Demand for our products cannot be predicted

While we believe that there is considerable potential demand for our services, there is no way to estimate the amount of demand or the potential revenue that we can realize in any given time period. Likewise, we cannot estimate how quickly or efficiently demand will result in any particular level of revenue or income for us.

Risks Related to Our Common Stock

We may conduct further offerings in the future in which case investors' shareholdings will be diluted.

Since our inception, we have relied on sales of our common stock to fund our operations. We have signed a certain investment agreement with Macallan Partners, for up to $5,000,000 through sales of our common stock. Such investment agreements grant the investors the ability to buy a substantial number of shares of common stock of the Company in this Offering at a price that is at a discount to the market price. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors' percentage interests in us will be diluted. The result of this could reduce the value of current investors' stock.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC's penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are persons with assets in excess of $5,000,000 (excluding the value of such person's primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, our stockholders will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTCBB is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Trading in our common stock on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Bulletin Board. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Macallan Partners will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Macallan Partners pursuant to the Macallan Partners Investment Agreement will be purchased at a 75% discount to the lowest trading price of our common stock during the ten (10) consecutive trading days immediately before Macallan Partners receives our notice of sale. Macallan Partners has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price, and may do so. If Macallan Partners sells the shares, the price of our common stock could decrease. If our stock price decreases, Macallan Partners may have a further incentive to sell the shares of our common stock that it holds. These sales may have a further impact on our stock price.

Your ownership interest may be diluted and the value of our common stock may decline by exercising the put right pursuant to the Macallan Partners Investment Agreement.

Pursuant to the Macallan Partners Investment Agreement, when we deem it necessary, we may raise capital through the private sale of our common stock to Macallan Partners at a price equal to a seventy-five percent (75%) discount to the lowest traded price of the Shares during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan Partners of a put notice (as provided for in the Investment Agreement), or a seventy-five percent (75%) discount to the closing bid on the day of the put notice, whichever is lower. Because the put price is lower than the prevailing market price of our common stock, to the extent that the put right is exercised, your ownership interest may be diluted.

Certain restrictions on the extent of puts and the delivery of advance notices may have little, if any, effect on the adverse impact of our issuance of shares in connection with the Macallan Partners Investment Agreement, and as such, Macallan Partners may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.

Macallan Partners has agreed, subject to certain exceptions listed in the Macallan Partners Investment Agreement, to refrain from holding an amount of shares which would result in Macallan Partners or its affiliates owning more than 4.99% of the then-outstanding shares of our common stock at any one time. These restrictions, however, do not prevent Macallan Partners from selling shares of common stock received in connection with a put, and then receiving additional shares of common stock in connection with a subsequent put. In this way, Macallan Partners could sell more than 4.99% of the outstanding common stock in a relatively short time frame while never holding more than 4.99% at one time.

USE OF PROCEEDS

We will receive proceeds from the sale of securities pursuant to the Macallan Partners Investment Agreement. The proceeds received from any "Puts" tendered to Macallan Partners under the Macallan Partners Investment Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering. If you invest in Common Stock, your shares will be diluted to the extent of the difference between the offering price per share of the Share, and the pro forma net tangible book value per share of our Common Stock after the Offering.

Our pro forma net tangible book value as of December 31, 2013, was $[BOOK VALUE], or $[PER SHARE BOOK VALUE] per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of outstanding shares of our Common Stock.

After giving effect to the sale of 454,545,450 Shares of our Common Stock in this offering at a price of $0.011 or such price as may be determined pursuant to the Macallan Partners Investor Agreement (which, as of December 31, 2013, would have been $[DEC PRICE]), and after deducting estimated offering expenses of $15,000, payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of December 31, 2013, would have been approximately $[________] or $[_________] per share of our Common Stock.

This amount represents an immediate increase of our pro forma net tangible book value of $[_____] per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $[_______] per Share to new investors purchasing the Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor.

The dilution associated with the offering is as follows:

	Offering	[_25%_] shares issued	[_50%] shares issued	[100%] shares issued
Offering price	$0.011	$ 0.011	$ 0.011	$ 0.011
Net Tangible Book Value Before Offering (per share)	$	$	$	$
Net Tangible Book Value After Offering (per share)	$	$	$	$

Dilution per share to Investors	$	$	$	$
Dilution percentage to Investors	%	%	%	%

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the officers of the Company, through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

The Shares will also be sold pursuant to the Macallan Partners Investment Agreement. Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $5,000,000 of our common stock over a period of up to thirty-six (36) months while this offering is effective. From time to time during the thirty-six (36) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than two hundred percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a seventy-five percent (75%) discount to the lowest bid price on the day of the put notice, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Circular.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment/ See, "Risk Factors."

The Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Delaware and with such other state securities regulatory authorities as we may determine from time to time.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 454,545,450 Shares of our Common Stock in this Offering at an offering price of $0.011 will be approximately $4,850,000 after deducting our estimated offering expenses of approximately $15,000.

We intend to use the net proceeds of this offering primarily to develop additional revenue generation opportunities, and seeing acquisition opportunities within our current business field.

Specifically, assuming gross proceeds to the Company of approximately $5,000,000. We anticipate allocating the proceeds to the following uses

$2,500,000 will be allocated towards it medical marijuana initiatives which will involve funds allocated to possible joint venture or acquisitions in the medical marijuana industry.

$2,000,000 will be allocated towards its Cancer drug testing program which will involve phase I clinical trials

$1,000,000 will be allocated towards marketing of its over the counter products including "Viorra", a product to naturally help treat FSAD and lack of sexual desire and lubricity in woman.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, and contractual obligations or limitations and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements. When used in this Offering Circular or in any other presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "project," "plan" or "continue," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Offering Circular are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

DESCRIPTION OF BUSINESS

Overview

Easton Pharmaceuticals Inc. is a Wyoming corporation, which was formed on March 30, 1998. Our offices are located at 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is (416) 619-0291.

Easton Pharmaceuticals, Inc (the "Company") (formerly LAM Industries, L.A.M. pharmaceuticals) was initially formed as L.A.M. Pharmaceutical, LLC (the "LLC") on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company's common stock. The stock exchange between the Company and the members of the LLC was considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company. In 2009 the Company reorganized and changed its name to LAM Industries, Inc.

In mid 2008 Easton Pharmaceuticals Inc. (formerly LAM Industries, L.A.M. Pharmaceuticals) suspended any further research and development or commercialization efforts for products based on the L.A.M. Pharmaceutical's. IPM TM technology. This asset was the basis of L.A.M. Pharmaceutical's IPM Wound Gel and delivery system, and other various L.A.M. Pharmaceutical's products. This technology involved the use of the L.A.M. Pharmaceutical's Ionic Polymer Matrix TM technology (L.A.M. IPM TM) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents. In 2008 the prior Easton Pharmaceuticals (formerly LAM) Board of Directors reviewed strategic alternatives regarding the L.A.M. IPM TM and its patented IPM Wound Gel assets including but not limited to sale, licensing, abandonment or future product development.

In 2008, Easton Pharmaceuticals (formerly LAM) agreed to divest L.A.M. IPM TM and its patented IPM Wound Gel assets, and concurrently entered into "negotiations" to acquire the remaining assets and know how of Ixora Bio Medical Company Inc. ("IXORA") and Viorra Bio Medical Inc. ("VBMI") together with the VDM technologies and other assets. Easton Pharmaceuticals (formerly LAM) subsequently replaced the original delivery system in favor of the acquired Viorra proprietary delivery technology "VDM". "The Company believes the VDM delivery system can provide superior efficacy for the successful commercialization of the company's pipeline of development products including, but not limited to Viorra, a topical aid in Female sexual arousal disorder FSAD".

Easton Pharmaceuticals (formerly LAM) is the owner and developer of a proprietary trans dermal delivery technology (Viorra Delivery Matrix or "VDM") that management believes will be commercialized to transport various medicinal ingredients in vivo. The combination of the delivery technology and active ingredients together will be developed and commercialized for marketing clearance and sale on a global basis. Active ingredients include, or will include a combination of generally recognized as safe ("GRAS") additives, approved cosmetic ingredients or approved drugs (the combination of the VDM trans dermal delivery matrix and any drugs are not currently approved or cleared in any jurisdiction). The Company's products are currently in various stages of commercialization: basic research; proof of concept research; development; and, commercialization. Product commercialization and sales are currently focused on the Company's product, "Viorra", an aid to the relief of female sexual arousal disorder (FSAD). The Company has not recognized material sales of Viorra or VDM-based products to date.

History
Past and Present Product Development

Prior to the acquisition of VBMI and the remaining assets of IXORA the company's corporate objectives were to develop, market and license wound healing and transdermally delivered drugs, therapeutic preparations and cosmetics for the ethical-prescription, over-the-counter and cosmetic markets, using L.A.M. Pharmaceutical Ionic Polymer Matrix TM technology ("L.A.M. IPM™"). It was the Company's intention to seek out corporate alliances and co-marketing partnerships where other drugs and topical products could be enhanced by the L.A.M. IPM TM technology. Easton Pharmaceuticals (formerly LAM)'s intention was to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that it believed would fit within the overall objective. Since incorporation in 1999 the Company raised approximately $18 million for research and development to commercialize its main pipeline of products.

In December of 1997, Easton Pharmaceuticals (formerly LAM) granted an exclusive worldwide license to IXORA with rights granted for the marketing, sale and distribution of certain transdermal treatments for male and female sexual dysfunction. Easton Pharmaceuticals (formerly LAM) received licensing, milestone, and other fees and payments of approximately $1,050,000 plus 2,025,000 common shares of IXORA; the consideration paid in shares of IXORA represented at that time 45% of the then outstanding share capital of IXORA.

Under terms of the IXORA license agreement Easton Pharmaceuticals (formerly LAM)'s obligation were to protect and bear the cost of defending the corresponding patent rights and IXORA's obligations related to reimbursing Easton Pharmaceuticals (formerly LAM), or to directly pay for: identified and qualifying costs of research and development including clinical studies determined necessary to complete regulatory filings in the US and other jurisdictions and various regulatory agencies that regulate the marketing and sale of the products; and, cost related to patent procurement and maintenance costs of the underlying intellectual property. The agreement had a term of 99 years and the following termination provisions:

(a) Ixora failed to pay any money due under the contract, but only in the event that the amount due remains outstanding 60 days after receipt of written notice from us that the amount is due, or

(b) Either party becomes bankrupt or insolvent, or

(c) Either party failed to observe, perform or keep any of the material covenants, provisions, stipulations, representations and conditions contained in the contract and that the breach had not been cured within 60 days after receipt by the defaulting party of notice of such breach

Under the terms of the licensing agreement IXORA was responsible for the manufacturing of the product, to ensure that the IPM was manufactured in accordance with the Good Manufacturing Practices (GMP) and that the product performs to its specifications. Under the terms of the agreement EASTON PHARMACEUTICALS (FORMERLY LAM) would receive the following royalties on sales under the agreement from IXORA:

- 9% of all net sales of licensed products approved by the FDA and for which the patent rights had not expired.

- 6.5% of all net sales of all licensed products which do not require FDA approval and for which the patent rights had not expired.

- 4.5% of all net sales of all licensed products for which the patent rights had expired or were shown to be invalid.

Easton Pharmaceuticals Inc. (formerly LAM) and Ixora Bio Medical Company Inc. confirm that the exclusive worldwide license L.A.M. Pharmaceuticals previously granted to Ixora was cancelled. Ixora is no longer utilizing the previously licensed patented L.A.M. IPM™ which were divested of by L.A.M Pharmaceuticals in late 2008

On Apri115, 2002, EASTON PHARMACEUTICALS (FORMERLY LAM) obtained clearance from the United States Food and Drug Administration ("FDA") of its Section 510(k) pre-market notification of intent (number K020325) to market its proprietary L.A.M IPM Wound Gel™. Limited commercial sales of this product began in August 2002. The customer base was primarily derived from wound care professionals and centers, doctors, nurses, hospitals and individual sales through the Internet.

On November 12, 2003 EASTON PHARMACEUTICALS (FORMERLY LAM) entered into an exclusive distribution agreement with Verus S.A. de C.V. ("Verus") to distribute our L.A.M IPM Wound Gel™ in several South American, Central American and Caribbean countries. Under the terms of the agreement the financial and other obligations of the parties were to commence when Verus receives marketing authorization from regulatory authorities in at least one of the countries and was to continue for at least one year from such date. The agreement term was extended, without a specified term on a non-exclusive basis upon the expiration of the initial term and was agreed to continue to be extended unless terminated by the delivery of notice, one party to the other with thirty days written notice. EASTON PHARNIACEUTICALS (FORMERLY LAM) had the right to terminate the agreement with Verus at anytime. To date, EASTON PHARMACEUTICALS (FORMERLY LAM) has not received any payments under this agreement. Consequently the company made the decision to terminate the agreement and relationship with Verus. EASTON PHARMACEUTICALS (FORMERLY LAM)'s marketing plans related to licensed products, distribution agreements and products currently commercialized or in its pipeline are in the process of being revised and developed. EASTON PHARMACEUTICALS (FORMERLY LAM) has received minimal orders for our product to date from the above distributors and will only receive payments to the extent that sales are made to the distributors. EASTON PHARMACEUTICALS (FORMERLY LAM) tried but failed to finalize any other successful partnership agreements for overseas distribution of the EASTON PHARMACEUTICALS (FORMERLY LAM) IF products. It was the Company's intent to sell its wound care products to various hospitals, wound healing centers, physicians, nurses and individuals in the USA through the Internet.

In late 2004 EASTON PHARMACEUTICALS (FORMERLY LAM) made an application to have its L.A.M. IPM Wound Gel qualify for Medicare reimbursement. In 2005 the application as a drug was rejected by the FDA and was subsequently refused for Medicare reimbursement. This meant that patients could not claim to have the costs of the wound gel reimbursed and the cost of the product would be paid directly by the patient without any subsidy by Medicare, or other payors. This was considered a material setback to the Company's commercialization efforts as most of its products were considered expensive and unlikely to be paid for directly by patients. The Company subsequently made the decision to attempt to reformulate and alter the product to satisfy certain deficiencies illuminated by the Medicare and FDA review, and to wait the required 5 year period in order to be eligible to reapply for full Medicare reimbursement. EASTON PHARMACEUTICALS (FORMERLY LAM) subsequently hired consultants who were directly involved in the initial development of the L.A.M IPM Wound Gel TM and who were directly responsible for obtaining its 510K approval by the FDA to complete the reformulation efforts. In 2006 the Company's then President Joseph Slechta passed away. This was an additional material setback to the Company, which included the loss of valued relationships nurtured forward by Mr. Slechta. In the fall of 2008, the board of directors of EASTON PHARMACEUTICALS (FORMERLY LAM) made the decision to divest itself of its L.A.M IPM Wound Gel and transdermal delivery system.

EASTON PHARMACEUTICALS (FORMERLY LAM) was subsequently dependant on its sole remaining partnership and hired consultants, to take over the work from its founders and principles. The decision was subsequently made to attempt to acquire the VDM technology and to try to acquire the technology and other assets of IXORA and VBMI.

As of June 2008 there were no revenues related to the L.A.M IPM™ based products. In the third quarter of 2008 EASTON PHARMACEUTICALS (FORMERLY LAM)s then current board of directors decided to divest the L.A.M IPMTm based assets and all products encompassing the L.A.M IPMtm delivery system. Concurrently with the divesting of the L.A.M IPM-based assets EASTON PHARMACEUTICALS (FORMERLY LAM) entered into negotiations to acquire all of the remaining assets and know how of IXORA and VBMI, including the proprietary VDM delivery system and line of products and products in development (the "VDM and Ixora Products"). Completion of the acquisition of IXORA and VBMI and VDM Products was dependent upon the restructuring of EASTON PHARMACEUTICALS (FORMERLY LAM)s capital structure including debt (promissory notes) and common stock, and other conditions of all parties.

The acquisition of the remaining assets and know how of VBMI and IXORA, including the VDM Products closed on 25th June, 2009 and 10th August, 2009 respectively, following completion of the conditions precedent to closing. The VDM Products are in various stages of development and commercialization, and we have not yet attempted to obtain clearance to market and sell products in the United States for any of the VDM Products nor attempted to market products that may not require approval. As a result, to date EASTON PHARMACEUTICALS (FORMERLY LAM) has not generated material revenues from the sale of products and expects to incur losses until sufficient revenues are earned from the sale of first product to operate on a net profit basis. Management believes that the first product that will be available for sale will be "Viorra", to be marketed as a cosmetic gel to aid in the alleviation of Female Sexual Arousal Disorder "FSAD". EASTON PHARMACEUTICALS (FORMERLY LAM) will conduct research, development and commercialization on a pipeline of products derived from the VDM technology.

On June 25, 2009, EASTON PHARMACEUTICALS (FORMERLY LAM) purchased 100% of the Assets and know how from Viorra Bio Medical Inc., a private Canadian Company, for a total of thirty six million (36,000,000) shares of EASTON PHARMACEUTICALS (FORMERLY LAM) restricted common stock (the "Purchase Price" or the "Shares"). The shares were issued to non-US. persons. These shares were issued pursuant to an exemption from registration requirements under Section 4(2) and exemptions provided under Regulation S ("Reg. S") of the Securities Act of 1933

On August 11, 2009 EASTON PHARMACEUTICALS (FORMERLY LAM) purchased the remaining assets and know how from Ixora Bio Medical Company Inc. a private Delaware Company for consideration of eight million (8,000,000) shares of EASTON PHARMACEUTICALS (FORMERLY LAM) restricted common stock (the "Purchase Price" or the "Shares"). These shares were issued pursuant to an exemption from registration requirements under Section 4(2) and exemptions provided under Regulation S ("Reg. S") of the Securities Act of 1933. This acquisition resulted in EASTON PHARMACEUTICALS (FORMERLY LAM) owning 100% of the assets of Ixora Inc. Immediately prior to the acquisition of the IXORA assets, EASTON PHARMACEUTICALS (FORMERLY LAM) owned approximately 12% of the common stock of Ixora

On September 4, 2009, a total of 14,258,220 (fourteen million two hundred and fifty eight thousand two hundred and twenty) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

On November 02, 2009, a total of 14,258,220 (fourteen million two hundred and fifty eight thousand two hundred and twenty) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

On December 09, 2009, a total of 14,258,166 (fourteen million two hundred and fifty eight thousand one hundred and sixty six) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

During the 4th quarter of 2012, the Company issued 40,000,000 restricted shares to consultants valued at $0.005 per share. 25% of the shares were considered earned as of December 31, 2012 with the remaining 75% to be earned in equal installments over the next 3 years.

The company has maintained its corporate head office at 425 University Av., Suite 601, Toronto, Ontario, previously at 375 University Avenue, Suite 500, Toronto, Ontario, Canada. M5G 1T6

Product and Market Overview

For many years, lotions, creams, suspensions and solutions of various natural (herbal) and therapeutic (drug) substances have been applied to the skin. When it comes to treating pain, sexual dysfunction and other disease states that emanate from structures of the body below the skin, topical therapy is not effective unless the therapeutic agent can cross the outer layer of the skin (stratum corneum) which acts as a protective barrier. This layer consists of numerous dead cells and cells in transition, which collectively forms an effective barrier to penetration of substances, such as bacteria, in the air or in water. Thus the stratum corneum plays an important role in protecting the body from invasion by harmful substances.

It is this same protective role, which has posed a major challenge over the years regarding devising a mechanism that can effectively permit the stratum corneum to allow therapeutic substances to be delivered to structures within the body.

EASTON PHARMACEUTICALS (FORMERLY LAM)'s scientists discovered that certain molecules called polymers possessed strong electrical charges which, when combined with other polymers of a specific electrical charge, are able to effectively help transport agents through the outer layers of the skin. In addition, these molecules are able to attach or surround other molecules such as therapeutic molecules and carry them within a matrix through the outer layers of the skin EASTON PHARMACEUTICALS (FORMERLY LAM)'s scientists recognized that these discoveries would be of great significance in regard to the delivery of therapeutic agents.

EASTON PHARMACEUTICALS (FORMERLY LAM)'s research indicates that its proprietary technology is capable of combining in a matrix, in a novel manner, certain ingredients that are well established and generally regarded by the public, the regulatory authorities and pharmaceutical industry as safe "GRAS", or (Generally Recognized As Safe). When combined with other therapeutic ingredient, we believe that the VDM technology allows the delivery of greater amounts of therapeutic ingredients to the target area than may otherwise be possible.

All cosmetic and drug products are regulated in the United States by the FDA, and in other jurisdictions by various other regulatory authorities. We believe Viorra's stretch mark and scar product line currently in development would be considered a Class I device in the US, and may be less regulated in other jurisdictions. Class I devices are subject to "general controls". This is the lowest level of FDA control of medical devices that focuses on basic factors such as quality regulation. In foreign countries our products may be regulated by regulatory authorities similar to the FDA, and each such foreign regulatory authority may impose its own regulations on us which can be different or more difficult and costly to comply with than FDA regulations.

We believe that the products we are developing, will be classified as cosmetics or Class I medical devices. Products classified as cosmetics may be marketed and sold in the US without FDA approval. Drugs are not cosmetics and those, as well as OTC drugs, must be marketed following FDA regulations and/or approvals in the United States. Before human testing can begin with respect to a new drug in the United States, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.

We believe that our VDM technology, when used with prescription drugs, or with currently approved OTC drugs will be regulated as a new drug and will require approval by the FDA. Conversely, we believe that the VDM delivery technology, when used as a cosmetic can be marketed without prior approval.

EASTON PHARMACEUTICALS (FORMERLY LAM) has previously performed evaluations of a limited number of IPM/drug formulations, including formulations incorporating diclofenac and dimenhydrinate. Diclofenac is a non-steroidal anti-inflammatory medicine used in this formulation to help relieve some symptoms of arthritis, such as inflammation, swelling, stiffness, and joint pain. We have not performed any studies on the safety and efficacy of products containing these ingredients. Our preferred course for these formulations is to negotiate licensing agreements and/or joint ventures with larger pharmaceutical companies, which have the financial resources to fund the research and/or clinical trials necessary to complete the development of our products.

If in the future the results of any clinical trials involving these formulations are promising, we may then be in a position to negotiate licenses, which would generate sufficient revenue to allow EASTON PHARMACEUTICALS (FORMERLY LAM) to exploit the VDM technology using a variety of other drugs. It should be emphasized that a number of risks may be associated with this approach. In addition, more clinical studies may be requested by a potential licensee before it is willing to enter into an agreement. Any further clinical studies, as defined by the FDA, will not be performed without partnering.

Our objective is to raise sufficient capital to enable us to sustain ongoing research, marketing and administrative overhead as well as to enable us to undertake the work necessary to obtain clearances to market and sell our products if required, and to license certain products to third parties.

We believe that the longer we are able to fund development and the clinical trials for certain products and thereby establish their safety and efficacy, the greater their value will be to a potential licensee given the reduced risk of failure. Consequently, we believe that the longer we retain sole ownership of those products the greater will be our bargaining position with prospective licensees and strategic alliance partners. Indeed, the industry places incrementally larger different values on drugs as they progress through the clinical trials required by the FDA.

We plan to market our products in any country where a suitable market exists and which has approved our products for sale. The Company's current focus is serve the healthcare market in the USA and Canada and are in the process of entering Mexico, and select South American markets. We will continue to analyze and review our options to market and sell the Company's products in China As resources become available the Company will continue to review opportunities in other countries and will enter these countries as appropriate.

Current Product Pipeline

The following section describes the history and future intentions of the products under current development by the Company

Female Sexual Arousal Dysfunction

EASTON PHARMACEUTICALS (FORMERLY LAM)'s first product Viorra for women is the first product using EASTON PHARMACEUTICALS (FORMERLY LAM)'s priority VDM technology and is designed primarily to address the deficiencies in women experiencing FASD, which is often associated with postmenopausal problems that may inhibit their intimate relationships. Specifically, Viorra , using VDM technology acts to either eliminate or significantly minimize post-menopausal symptoms including vaginal dryness, pain during intercourse, while improving feeling and sensation.

Management believes that the VPM is a cosmetic and it is not pursuing any specific new chemical entity or other pharmaceutical drug claims for Viorra or VDM technology at this time. The product uses substances, like niacin, that have been approved and found safe by the regulatory authorities for many applications.

Future Products

The acquired Viorra VPM technology is planned to be incorporated into a broad pipeline of EASTON PHARMACEUTICALS (FORMERLY LAM) products. The VDM gel can be safely used over large areas of skin, making it ideal for use as a cosmetic-based delivery system in various applications for the skin.

Cosmetics are a multi-billion dollar a year industry that do not require FDA approval prior to marketing, although cosmetics must be safe, contain appropriate cosmetic ingredients and be labeled properly. In addition to the primary market focus of adding in the treatment of FASD, the VDM technology is an ideal carrier of many active ingredients and supplements that may be useful in treating or as aids to treatment of a variety of skin conditions including but not limited: to scarring alleviation, wound healing, cellulite reduction reducing the severity of stretch marks, varicose veins, relief of general skin dryness, and moisturization. The VDM technology is appealing to users as a carrier of other active cosmetic ingredients particularly because it is quite viscous and contains non-staining and non-irritating ingredients.

OTC drug products marketed in the United States can make cosmetic claims as well as therapeutic claims and are intended to treat or prevent disease. Examples of such products include, but are not limited to, anti-dandruff shampoos; sunscreens; make-ups, moisturizers and skin care products that contain sunscreen, skin protectant or acne claims; products that make breath-freshening or whitening claims; antiperspirants that contain deodorant claims; and anti-microbial soaps. These products must comply with the FDA Monographs for OTC drugs products.

As a cosmeceutical, a combination of future OTC drug and a cosmetic products, the Viorra proprietary matrix can be used for a variety of topical and other uses. These include use with certain antibiotic first aid products, antifungal drugs, dandruff dermatitis and psoriasis control products, external analgesics, skin protectant-type products, such as for poison ivy and fever blisters and cold sores, first aid antiseptics, and anorectal products. Other products may also be developed from the VDM technology as determined by senior management, science team and board of directors based on an interdependent analysis of efficacy, development cost and market potential.

EASTON PHARMACEUTICALS (FORMERLY LAM) is currently reviewing the ability to manufacture its pipeline of products which encompasses the VDM proprietary matrix delivery system with certain contract manufacturing companies based in the USA. No studies have been performed regarding the new products although recent product safety and efficacy internal tests appear to be promising EASTON PHARMACEUTICALS (FORMERLY LAM) expects to incur costs associated with obtaining regulatory clearance prior to the introduction of these products to market. Such costs would include clinical trials/studies and consulting fees for a 510(k) application as a Class I medical device. Any application to the FDA will be submitted only when we have completed the clinical validation trials for the product.

Government Regulation

All of the EASTON PHARMACEUTICALS (FORMERLY LAM) products will be regulated in the United States under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public Health Service Act, and the laws of certain states. The FDA exercises regulatory control over drugs manufactured and/or sold in the United States, including those that are unapproved.

We believe that some of the products currently in the research and development pipeline will be subject to Class I or Class II medical devices while others will be able to marketed using cosmetic classifications as described by the FDA.

It is also possible that the proprietary VDM technology, when used with approved or unapproved prescription drugs or biologics, may be regulated as a combination unapproved new drug and medical device, in which case it would be subject both to medical device and new drug regulation. It is also possible that the use of the VDM technology with a monographed OTC drug could render the product an unapproved new drug, which would mean that the product is subject to new drug application approval requirements before marketing. We intend to seek out partners for any products which require new drug applications and will rely on our partners to pursue any regulatory application in regards to these products.

Brief descriptions of the FDA classifications are as follows:

Cosmetics

Cosmetics are generally the least regulated by the FDA compared to other products subject to the FD&C Act. The legal distinction between cosmetics and drugs is typically based on the intended use of the product, which is normally discerned from its label or labeling. Cosmetic products are those intended for cleansing, beautifying, promoting attractiveness, or altering appearance whereas drugs are those intended for diagnosis, cure, mitigation, treatment, or prevention of disease, or that affect the structure or any function of the body.

A claim suggesting that a product affects the body in some "physiological" way usually renders the product a drug - even if the effect is temporary. However, claims that a product affects appearance through a "physical" effect are generally considered cosmetic claims. The FDA's rationale for this distinction is that a claim of a physiological effect is a claim that the product "affects" the structure or function of the body, which is one element of the statutory definition of a drug. A claim indicating that products effects are on the surface of the skin can be a cosmetic claim.

Although cosmetics may be marketed without FDA approval, in order to be marketed lawfully as a cosmetic, the product must be properly labeled and each ingredient and each finished cosmetic product must be adequately substantiated for safety prior to marketing.

Products which are not cosmetics, and are marketed in the United States, must either comply with specified OTC drug regulations (monographs) or be specifically approved through the New Drug Application (NDA) or biologic licensure process.

Medical Devices

The FDA may choose to regulate certain uses of the proprietary VDM technology as a medical device if it determines that the mechanism by which the VDM technology exerts its effects meets the defined requirements of a medical device. A medical device is a product that, among other requirements, does not achieve its primary intended purposes through chemical action within or on the human body and is not dependent upon being absorbed to achieve its primary intended purpose.

Medical device regulation is based on classification of the device into three classes, I, II, or III. The three classes are based on the degree of control necessary to assure the various types of devices are safe and effective. Device classification depends on the intended use of the device and also upon indications for use. In addition, classification is risk based, that is, the risk the device poses to the patient and/or the user is a major factor in the class it is assigned. Class I medical devices present minimal potential for harm to the user and are often simpler in design than Class II or Class III devices. 47% of medical devices fall under Class I category and 95% of these are exempt from the regulatory process. 43% of medical devices are Class II devices. Class III medical devices usually sustain or support life, are implanted, or present potential unreasonable risk of illness or injury. 10% of medical devices fall under Class III category.

Section 510(k) of the Food, Drug and Cosmetic Act requires those device manufacturers who must register to notify FDA their intent to market a medical device. This is known as Premarket Notification (PMN) or 510(k). Under 510(k), before a manufacturer can market a medical device in the United States, they must demonstrate to FDA's satisfaction that it is substantially equivalent (as safe and effective) to a device already on the market. If FDA rules the device is "substantially equivalent," the manufacturer can market the device. Only a small percentage of 510(k) s require clinical data to support a marketing clearance by the Food and Drug Administration (FDA).

OTC Drugs

OTC drugs generally are defined as those drug products that can be used safely and effectively by the general public without seeking treatment by a physician or other health care professional. Thus, they do not require a prescription by a health care professional and are available at retail establishments. An OTC drug may be marketed without FDA approval if it conforms to a particular product monograph as described below and otherwise meets the requirements of the FD&C Act.

OTC monographs list active ingredients, their dosage levels, and uses (claims) for which OTC drug products are considered generally recognized as safe and effective for specific use and are not misbranded If a particular level of an active ingredient and claim are allowed by a monograph, then a manufacturer may market a product containing that ingredient and bearing that claim without specific FDA approval, subject to compliance with other requirements of the monographs and FD&C Act, including labeling, drug registration and listing, and manufacturing obligations. With regard to labeling, the regulations require certain language for statement of identity, net contents, adequate directions for use, and name and address of the manufacturer, and their placement on the finished package, as well as additional warning statements when relevant to the product. All OTC manufacturers must register their establishments with the FDA and submit to the FDA a list of products made within five days after beginning operations, as well as submit a list of products in commercial distribution. The FDA must inspect all registered establishments at least every two years and OTC drug products must be manufactured in accordance with CGMP regulations. If the FDA finds a violation of CGMPs, it may enjoin a company's operations, seize product, or criminally prosecute the manufacturer.

If a drug product does not conform to a particular OTC monograph, then typically a New Drug Application must be reviewed and approved by the FDA prior to marketing. Unlike prescription drugs, OTC drugs must bear adequate directions for safe and effective use and warnings against misuse.

New Drug Applications and Biologic License Applications

New drugs and products that are not cosmetics or devices and that are not covered by an OTC monograph must be approved by the FDA prior to marketing in the United States. Pre-clinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required by the FDA in order to establish product safety and efficacy.

The first stage of evaluation, pre-clinical testing, must be conducted in animals. After safety has been demonstrated, the test results are submitted to the FDA (or a state regulatory agency) along with a request for authorization to conduct clinical testing, which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed study, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of human subjects under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to continue to test the products safety and also its efficacy, i.e. its ability to treat or prevent a specific disease. If the results appear to warrant further studies, the data are submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new drug are submitted to the FDA as part of a New Drug Application (NDA).

Biological drugs are subject to Biologics License Applications (BLAs), not NDAs as are other drugs. Biological drugs are a subset of "drug products" distinguished by their manufacturing process (biological vs. chemical process). A biological drug is any virus, serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product applicable to the prevention, treatment, or cure of diseases or injuries. They must be safe, pure and potent. Generic competition does not exist for biologics, as it does for other drugs. Biological drugs are generally subject to the same testing, manufacturing, distribution, marketing, labeling, advertising and other requirements for other drugs.

To the extent that all of the manufacturing process for a product is handled by an entity other than EASTON PHARMACEUTICALS (FORMERLY LAM)., the manufacturing entity will be subject to inspections by the FDA and by other federal, state and local agencies and must comply with FDA GMP requirements. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full compliance.

EASTON PHARMACEUTICALS (FORMERLY LAM) may undertake itself or through partners, extensive and costly clinical testing to assess the safety and efficacy of product derived in combination with the VDM technology. Failure to comply with FDA guidelines regulating such testing can result in delay, suspension or cancellation of testing, and refusal by the FDA to accept the results of the testing. In addition, the FDA may suspend clinical studies at any time if it concludes that the subjects or patients participating in trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any of our drug delivery systems to be safe or effective or that data derived from any testing will be suitable for submission to the FDA.

The clinical studies prior to seeking marketing clearance required by European regulatory authorities before our systems can be marketed in Western Europe are similar to those in the United States. First, appropriate pre-clinical laboratory and animal tests must be done, followed by submission of a clinical trial exemption or similar documentation before human clinical studies can be initiated. Upon completion of adequate and well-controlled clinical studies in humans that establish that the drug is safe and efficacious, regulatory approval of a Market Authorization Application must be obtained from the relevant regulatory authorities. As with the FDA review process, there are numerous risks associated with the Market Authorization Application review. Additional data may be requested by the regulatory agency reviewing the Market Authorization Application to demonstrate the contribution of a product component to the clinical safety and efficacy of a product, or to confirm the comparable performance of materials produced by a changed manufacturing process or at a changed manufacturing site.

The process of biologic and new drug development and regulatory approval or licensure requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for other products being developed by us. Authorization for testing, approval for marketing of drugs, including biologics, by regulatory authorities of most foreign countries must also be obtained prior to initiation of clinical studies and marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

There are no assurances that clinical trials conducted in foreign countries will be accepted by the FDA for approval in the United States. Product approval (or licensure in a foreign country) does not mean that the product will be approved or licensed by the FDA and there are no assurances that we will receive any approval or license by the FDA or any other governmental entity for the marketing of a drug product. Likewise, product approval by the FDA does not mean that the product will be approved or licensed by any foreign country.

Product Status

All of our other products are in various stages of development and testing. Viorra, the first female sexual enhancement product is the only product ready to be marketed and for sale upon finalization of marketing and clinical trials. The remaining products and the commercial sale of any of these products may not occur until the middle of 2011, at the earliest. As a result, we expect to incur additional losses for the foreseeable future. Our estimate of the costs associated with future research, development and clinical studies may

be substantially lower than the actual costs of these activities. If our cost estimates are incorrect, we will need additional funding for our research, development and clinical efforts. Please see
our risk factors that discuss our ability to pay the costs of completing our research and development, which can be found at page of this report. There can be no assurance that our products will prove to have any therapeutic or other value.

Research and Development

As part of our ongoing research and development program, we intend to develop and commercialize as many products as possible based on the proprietary VDM technology. Our long-range goal with Board of Directors' approval is to exploit other uses of its matrix delivery system to improve the therapeutic effects and efficacy of various products

Since inception, EASTON PHARMACEUTICALS (FORMERLY LAM) has raised approximately $18 Million that it has used for research and development related to the L.A.M IPM™ technology. EASTON PHARMACEUTICALS (FORMERLY LAM)'s research and development expenditures do not include research and development expenses relating to any of the acquired IXORA's or VBMI's VDM system or other research and development expenditures related to other pipeline products acquired in the VBMI and IXORA asset acquisitions, or corporate expenses accrued in the acquired companies for on-going costs for, among other things: marketing expertise, professional consultants, accounting, regulatory fees, sales costs, and general corporate purposes for which arms length and non-arms-length individuals provided services to the companies in exchange for future consideration. Management estimates that approximately $2.7 million has been expended by Ixora and Viorra to develop and prepare for commercialization of the VDM technology prior to acquisition.

Manufacturers and Suppliers

EASTON PHARMACEUTICALS (FORMERLY LAM) will purchase its supplies of raw materials for the formulation of its all product from various independent supply companies. Several vendors have been identified and these have been determined to be in compliance with any regulatory requirements for manufacture of our products; all future vendors will be chosen using established criteria for selecting quality vendors as accepted by our quality system infrastructure.

Competition

The pharmaceutical industry is highly competitive. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than we do to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson, Smith &

Nephew and others.

Patents and Trademarks

Prior to the current Board of Directors decision to abandon and suspend any further research and development or commercialization efforts for products based on the L.A.M Pharmaceutical's L.A.M. IPM^{TM} technology, in the fall of 2008, EASTON PHARMACEUTICALS (FORMERLY LAM) owned fifteen U.S. patents, nine foreign patents, five U.S. patent applications and numerous international patent applications designating over 100 foreign countries with claims relating to our sustained release delivery matrix system, systems containing drug preparations, uses of the systems for various treatment therapies and addiction therapeutic program. The patents were to expire between 2015 and 2018.

Employees

The Company's business operations currently employs 3 individuals. Of the Company's 3 people, none are full-time employees.

Customers

We have limited customers, at this time.

Facilities

We rent office facilities at 425 University Avenue, Suite 601, Toronto, Ontario, Canada. We believe that the facilities are sufficient for the foreseeable future and do not anticipate leasing any further space, at this time.

Research and Development

During 2012 and 2013 we no amounts on research and development.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

The officers and directors comprise:

Carla Pepe, Age 38
Director, CEO, Secretary

Business Address: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6 Term of office began in September of 2013 and continues through 2014.

John Adams, Age 56
Director, CFO,
President

Business Address: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6 Term of office began in May of 2013 and continues through 2014.

Kent Deuters, Age 54
COO

Business Address: 2 Lombard Street, West Palm Beach, FL 33401 Term of office began in March of 2014 and continues through 2014.

There are no family relationships between any officers, directors and employees of the Company.

President, Chief Financial Officer – Mr. Adams

JOHN S. ADAMS

A senior executive with 15 years international experience as both a business consultant in various industries. Mr. Adams possesses a securities license while working in the financial services industry. Expertise in medical affairs and clinical research in Europe, specifically OTC product development and specialty women's health products. Good knowledge of international regulatory standards. Strong business orientation with particular strengths in strategic planning, business development, and product evaluation, having secured numerous license deals for Europe and South East Asian territories for Biotechs. Strong experience and knowledge of financial institutions, regulatory agencies, and pharmaceutical protocols.

WORK EXPERIENCE

2010-Present

Lead business consultant to various small private and public companies in North America and Europe towards business development, corporate strategy and sales generation. Provided business and financial consulting services to small companies and organized in organizing, drafting and filing of S1 registration statements.

Curaxis Pharmaceuticals
2002-2010

Director of regulatory affairs, providing regulatory, licensing and marketing strategy. Secured licensing deals and assisted in formulating a clinical trial strategy for its Alzheimer drug.

1995-2002

Dominick & Dominick Securities

Worked as an external Biotech consultant/analyst for brokerage firm, advising on investment decisions in biotech sector, and assisted in raising capital for several start-up biotech companies. Wrote research reports on the biotech sector, with an emphasis on OTC products and biopharmaceutical companies.

IMUTEC PHARMA, Thornhill, Ontario
Associate Director, Clinical Affairs
1991-1995

Directed the global Clinical Development of anti-cancer drugs. Member of the Management Committee and a key participant in new business development, financing activities and strategic planning.

- Assisted in formulating Phase II clinical trials.
- Organized and participated in the Investigators' meetings

- Presented the Company's clinical program to financial institutions, regulatory agencies in Canada, the U.S., and Mexico

Citizenship: Canada / European Union
Bilingual: English/Spanish

Chief Executive Officer and Secretary - Ms. Pepe

Carla Pepe

Sales & Management Executive

Entrepreneurial, international sales and business development executive with 15+ years of extensive experience in Financial Investor Banking, Telecom, Payment Processing, Branding, Loyalty Programs, Travel, Food Industry, and Medicinal Marijuana. Mrs. Pepe is a proven goal-driven, tenacious sales and management executive possessing skills to consistently deliver significant sales within highly competitive markets.

Strong leader with excellent motivational skills to build and sustain new revenue growth momentum, while motivating peak individual performance from sales channels. Exceptional networking skills, effective communicator who takes a consultative sales approach, strong negotiating skills, very resourceful, exceptional problem solving abilities and a keen interest to establish long term relationships with business partners and clients. Aggressively identifies opportunities for accelerated growth and develops go forward tactical business solutions. Highly self-motivated, confident, energetic, and positive.

Specialties

- Business & Legal Contract Negotiations
- International Accounts Acquisition & Management
- Product Enhancement - thinking outside the box
- Vertical Market Specialization & Penetration
- Team Goal Setting, P&L/Budget Management
- Recruiting & Training
- Sourcing/Developing New Business Partners
- Key Account Management

Highlight of Qualifications:

- Over 10 years of successful experience in developing, leading and managing high impact strategic marketing campaigns directed at consumers, business to business, channel marketing and affinity programs
- Strong skills utilizing current market research methodologies and analysis
- Exemplary project management, team leadership, organizational and follow through skills
- Passionate communicator and presenter with a flair for connecting with people of with diverse backgrounds
- Excellent team player with the ability to work independently handling multiple tasks in a fast changing environment
- Solid experience in managing staff members with the ability to inspire, encourage and energize each team member to reach his/her goals
- Exceptional written, verbal, organizational and time management skills
- Successful track record of attaining sales objectives, driving revenue, increasing market share and creating brand awareness
- invaluable experience combining the teamwork of larger corporations with the nimble entrepreneurship of smaller private companies

Chief Operating Officer – Kent Deuters

Kent A. Deuters

Professional Experience:

Easton Pharmaceuticals In & Entourage Media Inc.

Current

- Developed complete investment structure for Medicinal Marijuana build out for new HC license
- Developed go to market strategy for health practioner and patients
- Set up international distribution partners for borderless WIFI device launched by MTREX networks
- Designed and Created numerous corporate branding programs for clients in a variety of industries
- Providing consultation to Saint Cinnamon regarding packaging and distribution sales
- Developed recipes for AB World Foods' lines Pataks and Reggae Reggae
- Designed and produced images of recipes created for AB World foods for brochure distributed at Metro Grocery Stores nationwide and online
- Developed PR strategy for Mad Italian Gelato Bar Providing branding and product development to previous president of Yogurty's for new venture

Deutsche Equity Partners **Current**
Project Partner

- Provided financial banking and investor relation services and consultation to clients
- Delivered several clients seeking public listings for their companies
- Prepared business development memorandums and strategies for clients
- Developed IR/PR marketing strategy targeting investors and institutions
- Provided interface with clients to ensure financial and legal requirements were met to obtain trading status
- Ensured clients understood requirements to support ongoing market growth
- Edited documents to ensure clear, accurate and audience appropriate materials created for publication

Merrihill Group Inc. **Mar. 2003 – Mar. 2009**
Vice President Marketing

- Contracted as consultant to rebrand company
- Completed re-branding and offered full time position to manage all branding, marketing and lead initiatives
- Launched new marketing strategy targeting investors and institutions
- Implemented measurable lead generation program and hired additional sales associates
- Reduced existing client acquisition costs and increased profit margins
- Re-branded and produced marketing materials for numerous clients to attract investment funds
- Edited documents to ensure clear, accurate and audience appropriate materials produced for publication

SMARTNET International **May 2000 – Jan. 2003**
SMARTNET provides customers with value added services that enable them to virtually deploy their own Canadian network.

- Involved from inception, contributed to the development of the company business plan, marketing strategy and launch of services
- Developed all marketing materials and positioned SMARTNET's corporate strategy for market launch/penetration
- Successfully negotiated Frame Access Rates, Local T Rates and Co-Locations Fees
- Sold services to numerous switch-based resellers and carriers in Canada and U.S.A
- Developed and managed relationships with clients, stakeholders and outside agencies

Madison Avenue Communications
Project Partner

- Worked directly with the president and CEO as partners to develop and launch a value added air reward program for Canadian Airlines C Plus members
- Developed with president and CEO a contract to deliver a national long distance service with preferred rates to all C Plus members, who were rewarded with C Plus points redeemable for air travel etc.
- Developed marketing concept to be launched to 3,000,000 members
- Presented program to Canadian Airlines resulting in a signed contract and partnership with launch dates established
- Presented program to Primus Canada President resulting in a signed contract and partnership with launch dates
- Total revenue in excess of $100,000,000 yearly

- Negotiated wholesale supplier rates and commissions with Primus resulting in a dramatic cost savings and significant company revenue

Goldline Telecommunications Inc. **Jan. 1999 – May 2000**
Vice President Sales and Marketing

- Reported directly to the CEO
- Responsible for the design, development and launch of new reseller and consumer products
- Responsible for approval of all corporate label retail and promotional products
- Created and launched a new national network of agents, resellers and distributors that achieved $2,000,000.00 in monthly sales in less than 10 months
- Negotiated and defined all contacts and credit restrictions for National Agency Program
- Developed rate tables for retail connection fee and no connection fee products
- Designed products and P.O.S. material to drive market penetration and awareness

Canquest Communications Inc. **Dec. 1998 – Dec. 1999**
Vice President Sales and Marketing

- Reported directly to the CEO
- Charged with the responsibility to reposition the company image, increase sales, heighten market awareness and help position them for a potential merger or acquisition by a major telecommunications company or carrier
- Delivered prominent resellers with clients including Petro Canada, Shell, Seven Eleven, Beckers, Mac's Milk, Money Mart, Telenet and Shoppers Drug Mart
- Ported from AT&T over 1,000,000 pins increasing revenue by over 600%
- Negotiated and delivered a contract between Canquest, Smartalk and Walmart that electronically linked all Walmart cash registers with Bentonville and Canquest for real time activation and accounting at P.O.S. level, over 140 stores across Canada resulting in increased retail space for product positioning, quicker replenishment of product and real time sales revenue reporting
- Sought out, negotiated and delivered new accounts with Sony Canada, AGFA, Bayer, Music World and The Hudson Bay Company
- Coordinated all card production and promotional materials required

International Telecommunications Services **Jan. 1999 – May 2000**
Acquired by AT&T Canada Prepaid Card
Vice President Sales and Marketing

- Reported directly to the president and CEO
- Accountable for the company's continued growth and success prior to and during the AT&T acquisition
- Responsible for team that developed a value added proposition and signed Master Card to add long distance calling features for 360,000,000 credit cards worldwide, with calls billed directly through card holders monthly statements
- Managed top ten accounts including CTN, Cardinal Voice Card and Channel Telecom, generating 70% of total company revenue
- Assisted resellers with customer presentations, marketing strategies and impact revision on payment and credit terms
- Assisted president of Cardinal Voice Card with their acquisition of Smartalk U.S.A.
- Responsible for planning, leading and implementing all marketing promotional material and trade show booths internationally

Card Caller Canada **Nov. 1994 – May 1996**
Director of Corporate Sales

- Developed new corporate division, which accounted for over 40% of total sales in 12 months
- Negotiated licensing contracts with Warner Brothers Batman Forever, Molson Indy Toronto & Vancouver and BMG Music
- Developed new line of high impact retail products through licensing arrangements, resulting in heightened market awareness, improved product positioning at retail and sales growth of 34%
- Managed all special events and trade shows Internationally
- Guest speaker on Card Marketing at IntelCard World, San Antonio 1996, Telecard World Miami 1996 and Cardex Maastricht Holland 1995

Travelnet Inc. **Feb. 1992 – Oct. 1994**
Co-Founder, Owner

- Launched world's first network marketing travel agency, revolutionizing traditional travel sales
- Negotiated co-operative advertising and commission structures with tour operators and airlines
- Established a reservation centre with 22 full time travel agents
- Facilitated and trained over 8,000 outside referral travel representatives in first 12 months

- Arranged FAM trips for groups of 350 referral representatives per trip with marketing partners including Sandals, Bahamas Tourist Board, Sunquest Vacations, Air Transat and Carnival Cruise Lines
- Developed and designed all promotional materials and marketing concepts
- Developed international franchise opportunities

Travel Deals **Sept. 1989 – Jan. 1992**
Sales Manager

- Reported directly to the president
- Accountable for developing and delivering advertising campaigns to generate inbound calls
- Wrote, produced and shot on location in Dominican Republic a series of six commercials
- Wrote, produced and recorded numerous radio spots
- Responsible for media buys for broadcast and print
- Part of team that negotiated co-op advertising budgets with tour operators and tourist boards utilizing a $3,000,000 annual budget
- Designed and constructed second retail/wholesale location
- Responsible for managing team of 15 sales agents and increasing the conversion ratio from inquiries to sales

Bings' Wings and Things **Jan. 1986 – Sept. 1989**
Owner

- Designed and built a 50 seat restaurant
- Created logo and all marketing materials
- Developed all recipes
- Created clothing line for distribution at restaurant locations
- Negotiated with and provided Yuk Yuk's in Yorkville with food during performances
- Received feature in *Toronto Life Magazine* as one of Toronto's best restaurants three years running

Newton Landry Management Inc. **Apr. 1977 – Dec. 1985**
Actor/Model A.C.T.R.A. (Association Canadian Television Radio Artists) Member

- Starred in two feature films
- appeared as an actor in numerous Canadian and U.S. television shows working with; Walt Disney Productions, Nelvana, ABC Movie of the Week, Roger Corman Productions, Maurice Smith Productions, Wittman Richter Films, CFTO, CBC
- Appeared in over 30 television commercials
- Modeled internationally Spain, Germany and U.S.A.

Volunteer Activities:

Board Member of the Asperger's Society of Ontario	**2003-2004**
German Mills Public School	**2010-2011**
Geneva Centre for Autism Gala	**2012**
The Randolph Academy for the Performing Arts	**2012**
Markham Youth Theatre	**2012**
Event Consultant the Autists	**2012**

Interests:
Painting, tennis, spinning, yoga, natural health, Bouvier Dogs

EASTON PHARMACEUTICALS INC.
(Formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
BALANCE SHEETS

UNAUDITED		December 31 2013		December 31 2012
ASSETS				
Current Assets				
Cash and cash equivalents	$	187,511	$	62
Prepaid expense		100,000		150,000
Total Current Assets		287,511		150,062
Other Assets		549,745		549,745
Total Assets	$	837,256	$	699,807
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable and accrued expenses	$	174,427	$	159,279
Consultants fees payable		410,000		310,000
Total Current Liabilities		584,427		469,279
Other Liabilities				
Due to stockholders		98,628		83,982
Total Liabilities		683,055		553,261

3

14

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the period December 31, 2004 through December 31, 2012

UNAUDITED	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance - December 31, 2004	**21,960**	**$ 3**	**$ 33,240,644**	**$ (33,110,325)**	**$ 130,322**
Capital contribution - interest expense	-	-	8,315	-	8,315
Stock options granted:					
- Compensation for services rendered	-	-	5,433	-	5,433
Common shares issued:					
- Compensation for services rendered	11,621	1	1,454,035	-	1,454,036
Sale of shares under stock subscription agreements	3,767	-	316,902	-	316,902
Net loss December 31, 2005	-	-	-	(2,251,550)	(2,251,550)
Balance - December 31, 2005	**37,348**	**$ 4**	**$ 35,025,329**	**$ (35,361,875)**	**$ (336,542)**
Common shares issued:					
Compensation for services rendered	1,073	-	123,664		123,664
Net loss December 31, 2006	-	-	-	(226,438)	(226,438)
Balance – December 31, 2006	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,588,313)**	**$ (439,316)**
Net loss December 31, 2007	-	-	-	(150,106)	(150,106)
Balance – December 31, 2007	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,738,419)**	**$ (589,422)**
Common shares issued:					
-to settle promissory note	14,258,220	1,426	12,832	-	14,258
Capital contribution -- accounts payable beyond statute of limitations	-	-	886,958	-	886,958
Net loss December 31, 2008	-	-	-	(621,643)	(621,643)
Balance – December 31, 2008	**14,296,641**	**$ 1,430**	**$ 36,048,783**	**$ (36,360,062)**	**$ (309,849)**
Common shares issued:					
-to acquire Viora assets	36,000,000	3,600	-	-	3,600
-to acquire Ixora assets	8,000,000	800	545,345	-	546,145
-to settle promissory notes	28,516,356	2,851	47,149		50,000
Net loss December 31, 2009	-	-	-	(15,665)	(15,665)
Balance -- December 31, 2009	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,375,727)**	**$ 274,231**
Net loss December 31, 2010	-	-	-	(56,774)	(56,774)
Balance – December 31, 2010	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,432,501)**	**$ 217,457**
Issued for consulting fees	1,000,000	100	24,900	-	25,000
Net loss December 31, 2011	-	-	-	(112,630)	(112,630)
Balance – December 31, 2011	**87,812,997**	**$ 8,781**	**$ 36,666,177**	**$ (36,545,131)**	**$ 129,827**
Issued for consulting fees	40,000,000	4,000	196,000	-	200,000
Net loss December 31, 2012	-	-	-	(183,281)	(183,281)
Balance - December 31, 2012	**127,812,997**	**$ 12,781**	**$ 36,862,177**	**$ (36,728,412)**	**$ 146,546**
Issued for cash	231,900,000	23,190	322,049	-	345,239
Unrealized foreign exchange gain	-	-	8,949	-	8,949
Net loss December 31, 2013	-	-	-	(346,533)	(346,533)
Balance - December 31, 2013	**359,712,997**	**35,971**	**371,193,175**	**(37,074,945)**	**154,201**

These financial statements have been prepared by management without audit

4

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF OPERATIONS

For the years ended December 31	2013	2012	2011
UNAUDITED			
Revenues	$ 0	$ 0	$ 0
Expenses			
Cost of sales	0	0	0
Administration	10,149	0	0
Consulting fees	117,250	50,000	25,000
Management fees	64,885	60,000	55,759
Directors fees	19,015	0	0
Travel and entertainment	12,952	0	0
Transfer agent fees	0	1,500	4,303
Product development	92,914	68,225	5,727
Professional fees - lawyer	16,526	0	9,079
Marketing	0	0	0
General and administrative	8,065	3,556	12,762
Total Expenses	341,756	183,281	112,630
Loss Before Other Expenses	(341,756)	(183,281)	(112,630)
Other Expenses			
Interest expense	0	0	0
Foreign exchange	(4,777)	0	0
Loss on disposal of patents and trademarks	0	0	0
Total Other Expenses	(4,777)	0	0
Net Loss Before Taxes	(346,534)	(183,281)	(112,630)
Income taxes	0	0	0
Net Loss	$ (346,533)	$ (183,281)	(112,630)
Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.00)	(0.00
Weighted Average Number of Common Shares Outstanding: Basic and Diluted	243,762,997	92,743,524	87,117,127

These financial statements have been prepared by management without audit

5

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CASH FLOWS

For the years ended December 31		2013		2012
UNAUDITED				
Cash Flows from Operating Activities				
Net Loss	$	(346,533)	$	(183,281)
Non cash expense – management fee		50,000		50,000
- unearned foreign exchange		8,949		0
Changes in Assets and Liabilities:				
Accounts payable and accrued expenses		15,148		128,225
Consultant fees payable		100,000		0
Net Cash Flows from Operating Activities		(172,436)		(5,056)
Cash Flows from Investing Activities		0		0
Net Cash Flows from Investing Activities		0		0
Cash Flows from Financing Activities				
Common stock issued for cash		345,239		0
Increase in loans from shareholders		14,646		5,066
Net Cash Flows from Financing Activities		359,885		5,066
Net Change in Cash and Cash Equivalents		187,449		10
Cash and Cash Equivalents - Beginning of Year		62		52
Cash and Cash Equivalents - End of Year	$	187,511	$	62

NON-CASH INVESTING AND FINANCING ACTIVITIES

Stock issued to settle promissory notes payable	$	0	$	0

SUPPLEMENTAL DISCLOSURE

Interest Paid	$	0	$	0
Income Taxes Paid	$	0	$	0
Common shares issued for assets	$	0	$	0

These financial statements have been prepared by management without audit

6

Remuneration of Directors and Officers
The officers are remunerated pursuant to the terms of the Management Agreements entered into between the officers and the Corporation. The management agreements are attached as an exhibit hereto. Among the terms of the management agreements, they provide for the issuance of 30 million shares of the Issuer's common stock to John Adams and 20 million shares of the Issuer's common stock to Carla Pepe.

Security Ownership of Management and Certain Security Holders

The following table sets forth information as of February 28, 2014, regarding the beneficial ownership of shares of our Common Stock by our directors, and executive officers, individually, and as a group and by each person known to us to own 10% or more voting and investment power with respect to our outstanding shares. Except as otherwise noted in the footnotes, below, each person below has sole voting and investment power with respect to such securities.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of class
Common Stock	John Adams 425 University Avenue Toronto, Ontario M5G1T6	[__________]	[__________]	[_______]%
Common Stock	Carla Pepe 425 University Avenue Toronto, Ontario M5G1T6	[__________]	[__________]	[_______]%
	All Directors and Officers as a Class			[_______]%
				[_______]%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent fiscal year end. The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

	As of 12/31/14	As Adjusted 227,272,725 Shares	As Adjusted 454,545,450 Shares
Debt:			
Short- Term Debt	$584,427	$584,427	$584,427
Long-Term Debt (average interest rate 6.5%	$98,628	$98,628	$98,628
Total Debt	$683,055	$683,055	$683,055
Stockholder's Equity (deficit):			
Preferred stock – par or stated value (by class of preferred in order of preferences)			
None			
Common Stock $.0001 Par Value:	$35,971	$58,698	$81,426
Additional Paid in Capital	$37,193,175	$39,670,448	$42,147,720
Retained Earnings (deficit)	$(37,074,945)	$(37,074,945)	$(37,074,945)
Earnings – Current Year	$0	$0	$0
Total Stockholder's Equity	$154,201	$2,654,201	$5,154,201
Total Capitalization	$	$	$

Number of preferred shares authorized to be outstanding: None

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of April 29, 2014, an aggregate of 500,000,000 shares of our common stock were issued and outstanding. There are 196 shareholders of record based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $5,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of [NUMBER OF SHARES, AS ADJUSTED TO PROVIDE FOR REG A SHARES] shares of common stock, par value $0.0001 per share.

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders. Our Common Stock carries no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our Board of Directors currently consists of 2 directors. The exact number of directors is fixed by the Board, and there will be two directors until the directors or stockholders, by majority vote, increase the number of directors. The directors may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the General Corporation Law of the State of Wyoming.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Wyoming law requires that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;

- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

- Unlawful payments of dividends or unlawful stock repurchases or redemptions; and

- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.
(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.
(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Part III – Exhibits

Index

(1) *Certificate of Incorporation and by-laws*
(2) *Investment Agreement*
(3) *Subscription agreement*
(4) *Material contracts – Employment Agreements*
(5) *Opinion re legality*

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _Toronto_, Province of _Ontario____, on _May 12_ , 20_14 .

EASTON PHARMACEUTICALS, INC.

By: Carla Pepe

Title: Chief Executive Officer

Carla Pepe, Chief Executive Officer

John Adams, Chief Financial Officer

Board of Directors:

Carla Pepe

John Adams

State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Max Maxfield, WY Secretary of State
FILED: 05/07/2014 09:19 AM
Original ID: 2012-000626615
Amendment ID: 2014-001613585

Profit Corporation
Articles of Amendment

1. Corporation name:
EASTON PHARMACEUTICALS INC

2. Article(s) [ ] is amended as follows:
INCREASE THE SHARES AUTHORIZED FROM 500,000,000 SHARES TO 1,000,000,000 SHARES

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 04/14/2014
(Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.

OR

AM 1 2 3 4 5 6 7 8 9 10 11 12 PM 1 2 3 4 5 6 7 8 9 10 11
Received
MAY -5 2014
Secretary of State
Wyoming

P-Amendment - Revised 11/2012

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

NOT REQUIRED

Signature: [signature]

Date: 04/23/2014
(mm/dd/yyyy)

Print Name: CARLA PEPE

Title: CEO

Contact Person: CARLA PEPE

Daytime Phone Number: (416) 619-0291

Email: INFO@EASTONPHARMACEUTICALSINC.COM

Checklist

- [✓] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [✓] The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- [✓] Please submit one **originally signed** document and one exact photocopy of the filing.

P-Amendment - Revised 11/2012

EASTON PHARMACEUTICALS, INC.

(a Wyoming Corporation)

ACTION OF THE

BOARD OF DIRECTORS

BY UNANIMOUS WRITTEN CONSENT

DATED: April 16, 2014

The undersigned, being the Board of Directors (the "Board") of Easton Pharmaceuticals Inc., a Wyoming corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

INCREASE THE COMMON SHARES AUTHORIZED

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a of the board of directors of Easton Pharmaceuticals has reached its limit in share issuances allowed from treasury, requires to issue additional shares to raise additional capital and;

WHEREAS the Company wishes to increase its common shares authorized from 500,000,000 shares to 1,000,000,000 shares.

WHEREAS the Company wishes to file appropriate documents with the Wyoming Secretary of State and with its Corporate transfer agent (Corporate stock transfer)

NOW THEREFORE be it **RESOLVED** that:

The Company hereby approves to increase its common shares authorized from 500,000,000 shares to 1,000,000,000 shares and to immediately proceed to enact and register such change with the Wyoming Secretary of State and with its corporate transfer agent of record (Corporate Stock Transfer) .

Received
MAY -5 2014
Secretary of State
Wyoming

GENERAL AUTHORITY

RESOLVED FURTHER, that the majority of the directors and officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporation's professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting required by the Corporation's Articles of Incorporation or Bylaws.

The undersigned Directors hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile or by scanned email shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Directors of the Corporation set forth below evidences their adoption of the preceding RESOLUTIONS as of the 14th day of April 2014.

Carla Pepe, / Director

John Adams / Director / CEO

WYOMING SECRETARY OF STATE

OFFICIAL RECEIPT

Thank you for your payment!

Amount Paid:	**$50.00**
Receipt #:	**790625**
Receipt Date:	**May 7, 2014**
Processed By:	**HELEN BECKER**
Corp #:	**2012-000626615**
Doc Id #:	**2014-001613585**

DO NOT PAY!
THIS IS NOT A BILL.

EASTON PHARMACEUTICALS INC.
425 University Ave Ste 601
Toronto Ontario M5G1T6,
Canada

Payment	Reference	Amount
CHECK	28352863	50.00
	TOTAL PAYMENT	**$50.00** ✓

Description of Charges	Invoice #	Sec. File #	Quantity	Unit Price	Total
CFD - Corporation Filing - Domestic			1	50.00	50.00
		TOTAL CHARGES PAID			**$50.00** ✓

In Reference To:

EASTON PHARMACEUTICALS INC.

Comments:

SECRETARY OF STATE
State Capitol, 200 W. 24th St.
Cheyenne, WY 82002-0020

PAD or Billing Questions?
(307) 777-5343
SOSBilling@wyo.gov

Part III

EXHIBIT 1

Certificate of Incorporation and by-laws

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Amendment

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Amendment to be filed in accordance with the General Corporation Law of the State of Delaware. The fee to file the Certificate is $129.00 If your document is more than 1 page, you must submit $9.00 for each additional page. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $30. Should you be increasing the authorized stock, the filing fee could exceed the minimum. Expedited services are available. Please contact our office concerning these fees. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

LAM Pharmaceuticals

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "____________________" so that, as amended, said Article shall be and read as follows:

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of March, 2009.

By: [signature]
Authorized Officer

Title: President

Name: Walter Folinski
Print or Type

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, Secretary of State of the State of Wyoming, do hereby certify that

EASTON PHARMACEUTICALS INC.

an entity originally organized under the laws of Delaware on July 24, 1998, did on July 30, 2012 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that **EASTON PHARMACEUTICALS INC.** renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **July, 2012**.

Secretary of State

By: Beth All

Filed Date: 07/30/2012

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

Max Maxfield, WY Secretary of State
FILED: 07/30/2012 08:48 AM
ID: 2012-000626615

Profit Corporation
Articles of Continuance

Pursuant to W.S. 17-16-1810 of the Wyoming Business Corporation Act, the undersigned hereby submits the following Articles of Continuance:

1. Corporation name:

EASTON PHARMACEUTICALS INC.

2. Incorporated under the laws of: DELEWARE
(State or country of organization)

3. Date of incorporation: 07/24/1998
(Date – mm/dd/yyyy)

4. Period of duration: PERPETUAL
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual." You may refer to your Articles of Incorporation or contact the Corporations Division in your state of incorporation for your period of duration.)

5. Mailing address of the corporation:
425 UNIVERSITY AVENUE, SUITE 500, TORONTO, ONTARIO, M5G1T6

6. Principal office address:
425 UNIVERSITY AVENUE, SUITE 500, TORONTO, ONTARIO, M5G1T6

7. Name and physical address of its registered agent:
(The registered agent may be an individual resident in Wyoming, a domestic or foreign entity authorized to transact business in Wyoming, having a business office identical with such registered office. ***The registered agent must have a physical address in Wyoming.*** *A Post Office Box or Drop Box is not acceptable. If the registered office includes a suite number, it must be included in the registered office address.)*

007 AGENTS INC.
1876 HORSE CREEK RD.
CHEYENNE, WY.
82009

8. Purpose of the corporation which it proposes to pursue in the transaction of business in this state:

PHARMACEUTICAL DRUG AND DEVELOPMENT

Received JUL 26 2012 Secretary of State Wyoming

Received MAY 15 2012 Secretary of State Wyoming

FP-ArticlesContinuance – Revised 3/11

9. Names and respective addresses of its officers and directors:

Office	Name	Address
President	WALTER FOLINSKI	425 UNIVERSITY AV., SUITE 500, TORONTO, ONT. M5G1T6
Vice President	JOHN EASTON	425 UNIVERSITY AV., SUITE 500, TORONTO, ONT. M5G1T6
Secretary	LEE HENDELSON	2 LOMBARD ST. WEST PALM BEACH, FLORIDA
Treasurer	WALTER FOLINSKI	
Director	WALTER FOLINSKI	
Director	JOHN EASTON	
Director	LEE HENDELSON	

10. Aggregate number of shares or other ownership units which it has the authority to issue, itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
250,000,000	COMMON		$0.001

11. Aggregate number of issued shares or other ownership units itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
87,812,997	COMMON		$0.001

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

Signature: [signature] **Date:** 05/03/2012
(mm/dd/yyyy)

Print Name: WALTER FOLINSKI

Title: PRESIDENT

Contact Person: WALTER FOLINSKI

Daytime Phone Number: 1(416)619-0291, 1(800)880-0531

Email: WFOLINSKI@LAMINDUSTRIES.COM

State of Ontario
County of Canada

Subscribed and sworn to before me this 3rd day of May, 2012.

by Allen C. Gerstl.

SEAL

[signature]
Notary Public

My commission expires: ____________________

FP-ArticlesContinuance – Revised 3/11

Wyoming

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

Consent to Appointment by Registered Agent

I, 007 Agents, Inc , registered office located at
(name of registered agent)

1876 Horse Creek Rd
Cheyenne, WY 82009 voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for Easton Pharmaceuticals, Inc
(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: Susan Scheer **Date:** 5/15/2012
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: Susan Scheer Daytime Phone: 1.307.399.3353

Title: Vice President Email: wy-007-agents@yahoo.com

Registered Agent Mailing Address
(if different than above):

***If this is a new address, complete the following:**

Previous Registered Office(s):

I hereby certify that:

- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: ______________________ **Date:**
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Checklist
☐ Submit one **originally signed** consent to appointment and one exact photocopy.

RAConsent – Revised 10/21/2009

CONSENT TO ACTION

IN LIEU OF SPECIAL MEETING OF THE BOARD OF DIRECTORS OF

EASTON PHARMACEUTICALS INC.

DATED: July 20, 2012

Pursuant to Delaware General Corporation Law, the undersigned, being the Board of Directors (the "Board") of Easton Pharmaceuticals Inc., a Delaware corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

CHANGE IN CORPORATE DOMICILE

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a majority of the board of directors has voted in favor of its approval; and

WHEREAS the Company wishes to change corporate domicile from the State of Delaware To the State of Wyoming.

NOW THEREFORE be it **RESOLVED** that:

In accordance with the provisions of Section 242 in Delaware State Corporate law of the State of Delaware, The Company hereby approves the change in Corporate Domicile from the State of Delaware To the State of Wyoming and to take all actions deemed necessary to enact on this resolution.

GENERAL AUTHORITY

RESOLVED FURTHER, that any director or officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporations professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting required by the Corporations Articles of Incorporation or Bylaws.

The undersigned Directors hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Directors of the Corporation set forth below evidences their adoption of the preceding RESOLUTIONS as of the 20th Day of July 2012.

Walter Folinski, / Pres. / Director

John Easton / Director

STATE OF DELAWARE
SHORT FORM CERTIFICATE OF DISSOLUTION
(Pursuant to Sections 275 and 391(a)(5)(b)

1. Name of Corporation Easton Pharmaceuticals Inc.

2. The corporation has no assets and has ceased transacting business.

3. The corporation, for each year since its incorporation in this State, has been required to pay only the minimum franchise tax then prescribed by Section 503 of the General Corporation Law of the State of Delaware.

4. The corporation has paid all franchise taxes and fees due to or assessable by this State through the end of the year in which the certificate of dissolution is filed.

5. The dissolution has been authorized by the board of directors and stockholders or by unanimous consent of stockholders on July 15th 2012

6. The names and addresses of the directors and officers of the corporation are as follows:

NAME	TITLE	ADDRESS
Walter Folinski	President	425 University Av.
John Easton	Treasurer	425 University Av.

7. The signatory hereto acknowledges the above statements to be true.

By: [signature]
Authorized Officer

Name: Walte Folinski
Print or Type

Title: President

STATE OF DELAWARE
CERTIFICATE OF DISSOLUTION

The corporation organized and existing under the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY AS FOLLOWS:

The dissolution of said Easton Pharmaceuticals

has been duly authorized by all the stockholders of the Corporation entitled to vote on a dissolution in accordance with subsection (c) of Section 275 of the General Corporation Law of the State of Delaware.

The date the dissolution was authorized is July 15th 2012.

The following is a list of the names and addresses of the directors of the said corporation:

NAME	ADDRESS
Walter Folinski	425 University Av
John Easton	425 University Av

The following is a list of the names and addresses of the officers of the said corporation:

NAME	OFFICE	ADDRESS
Walter Folinski	President	
John Easton	Treasurer	

By: [signature]
Authorized Officer

Name: Walter Folinski
Print or Type

Title: President

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "L.A.M. PHARMACEUTICAL, CORP.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JULY, A.D. 1998, AT 9 O'CLOCK A.M.

2925034 8100

120411411

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9490919

DATE: 04-10-12

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/24/1998
981289139 - 2925034

CERTIFICATE OF INCORPORATION
OF
L.A.M. PHARMACEUTICAL, CORP.

FIRST: The name of the corporation is L.A.M. Pharmaceutical, Corp.

SECOND: The address of its registered office in the State of Delaware is Three Mill Road, Suite 104 in the City of Wilmington, County of New Castle, 19806-2146. Its registered agent at such address is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue fifty million shares of common stock with a par value of $0.0001.

FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Matthew D. Esteves at Three Mill Road, Suite 104, Wilmington, DE 19806-2146.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.

July 24, 1998

BY: [signature]
Matthew D. Esteves - Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 03/12/2009
FILED 01:38 PM 03/12/2009
SRV 090261444 - 2925034 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

L.A.M. PHARMACEUTICAL, CORP.

L.A.M. Pharmaceutical, Corp., a Corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is L.A.M. Pharmaceutical, Corp. L.A.M. Pharmaceutical, Corp. was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 24, 1998.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation, as amended to date, is hereby restated and further amended to read in its entirety as follows:

ARTICLE 1: NAME. The name of the Corporation is LAM Industries Inc. (the "Company").

ARTICLE 2: REGISTERED OFFICE. The location and post office address of the Company's registered office in the State of Delaware is 2979 Barley Mill Road, Yorklyn County: New Castle, 19736. The name of the registered agent at such address is The Incorporators Ltd.

ARTICLE 3: PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4: AUTHORIZED CAPITAL STOCK.

4.1 Authorization of Shares. The total number of shares of all classes of stock which the Company has authority to issue is Two Hundred and Fifty Million (250,000,000) shares, consisting of two classes: Two Hundred and Thirty Million (230,000,000) shares of Common Stock, par value $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.0001 per share.

4.2 Designation of Future Series of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide in a resolution or resolutions for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be

included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Directors Of the Company, and does not require a vote of its stockholders.

4.3 Voting Rights of Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE 5: CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors shall be divided into three classes designated as Class A, Class B, and Class C, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the annual meeting of the stockholders to be held in 2009, the term of office of the initial Class A directors shall expire and Class A directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2010, the term of office of the initial Class B directors shall expire and Class B directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2011, the term of office of the initial Class C directors shall expire and Class C directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article 5, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Vacancies on the board may be filled by the remaining directors for the remainder of the full class term.

ARTICLE 6: WRITTEN BALLOTS. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE 7: AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized to adopt, alter, amend, or repeal the Bylaws of the Company.

ARTICLE 8: LIMITATION OF LIABILITY. To the fullest extent permitted by law, no director of the Company shall be personally liable for monetary damages for breach of fiduciary duty as director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 8, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Company existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

4. The amendments to the Corporation's Restated Certificate of Incorporation, as amended to date, which are incorporated in this Restated Certificate of Incorporation have been duly adopted by the Corporation's Board of Directors in accordance with Section 242 of the General Corporation Law of the State of Delaware and by the majority of the stockholders approved on February 15, 2009, in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Company as amended to date, has been duly executed and attested by the Secretary this 22nd day of February, 2009.

L.A.M. Pharmaceutical, Corp.

By: /s/ Walter Folinski

Walter Folinski
President

Attest:

By: /s/ Michael Garland

Michael Garland,
Secretary

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE *of* INCORPORATION

LAM Industries Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of LAM Industries Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the members of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

"The name of the corporation is EASTON PHARMACEUTICALS INC."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the members of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary votes as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: [signature]
(Authorized Officer)

Name and Title: Walter Folinski President
(Type or Print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:45 AM 01/15/2010
FILED 09:26 AM 01/15/2010
SRV 100042167 - 2925034 FILE

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME	TAX YR
EASTON PHARMACEUTICALS INC.	2010

FILE NUMBER	INCORPORATION DATE	RENEWAL/REVOCATION DATE
2925034	1998/07/24	2010/06/02

PRINCIPAL PLACE OF BUSINESS
425 University Avenue, Suite 500

Toronto ON M5G1T6 CANADA

PHONE NUMBER
180/088-0053

REGISTERED AGENT
THE INCORPORATORS LTD.

12 TIMBER CREEK LANE

NEWARK DE 19711

AGENT NUMBER
9017452

AUTHORIZED STOCK BEGIN DATE	END DATE	DESIGNATION/ STOCK CLASS	NO. OF SHARES	PAR VALUE/ SHARE
2009/03/12		PREFERRED	20,000,000	.000100
		PREFERRED	20,000,000	.000100
		COMMON	230,000,000	.000100

OFFICER NAME	STREET/CITY/STATE/ZIP	TITLE
Walter Folinski 425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA		President/CEO

DIRECTORS NAME STREET/CITY/STATE/ZIP

Walter Folinski
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

John Easton
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

Total number of directors:2

NOTICE: Pursuant to 8 Del. C. 502(6), If any officer or director of a corporation required to make an annual franchise tax report to the Secretary of State shall knowingly make any false statement in the report, such officer or director shall be guilty of perjury.

AUTHORIZED BY (OFFICER, DIRECTOR OR INCORPORATOR)	DATE	TITLE
Walter Folinski 425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA	2011-03-04	Officer

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME		TAX YR.
EASTON PHARMACEUTICALS INC.		2010

FILE NUMBER	FEDERAL EMPLOYER ID NO.
2925034	51-2278236

ASSETS FOR REGULATED INVESTMENT CORPS

JAN. 1st. DEC. 31st.

Date(s) of Inactivity
From To

TOTAL NUMBER OF SHARES ISSUED	TOTAL GROSS ASSETS	ASSET DATE
270,000,000	50,000	2010/12/31

Franchise Tax	Penalty	1.5% Monthly Interest	Annual Filing Fee	Prev Credit or Balance
350.00	0.00	0.00	50.00	0.00

Prepaid Qrty. Payments	Amount Due	Amount Paid	Check Number
0.00	400.00	400.00	

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME	TAX YR.
EASTON PHARMACEUTICALS INC.	2009

FILE NUMBER	INCORPORATION DATE	RENEWAL/REVOCATION DATE
2925034	1998/07/24	2010/03/02

PRINCIPAL PLACE OF BUSINESS
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

PHONE NUMBER
180/088-0053

REGISTERED AGENT
THE INCORPORATORS LTD.
2979 BARLEY MILL ROAD
YORKLYN DE 19736

AGENT NUMBER
9017452

AUTHORIZED STOCK

BEGIN DATE	END DATE	DESIGNATION/ STOCK CLASS	NO. OF SHARES	PAR VALUE/ SHARE
2009/03/12		COMMON	230,000,000	.000100
		PREFERRED	20,000,000	.000100
2004/03/12	1900/01/01	COMMON	150,000,000	.000100

OFFICER NAME	STREET/CITY/STATE/ZIP	TITLE
Walter Folinski	425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA	President/CEO

DIRECTORS NAME STREET/CITY/STATE/ZIP

Walter Folinski
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

John Easton
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

Total number of directors:2

NOTICE: Pursuant to 8 Del. C. 502(6), If any officer or director of a corporation required to make an annual franchise tax report to the Secretary of State shall knowingly make any false statement in the report, such officer or director shall be guilty of perjury.

AUTHORIZED BY (OFFICER, DIRECTOR OR INCORPORATOR)	DATE	TITLE
Walter Folinski 425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA	2010-03-15	Officer

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME			TAX YR.
EASTON PHARMACEUTICALS INC.			2009

FILE NUMBER	FEDERAL EMPLOYER ID NO.
2925034	51-2278236

ASSETS FOR REGULATED INVESTMENT CORPS
JAN. 1st. DEC. 31st.

Date(s) of Inactivity
From To

TOTAL NUMBER OF SHARES ISSUED	TOTAL GROSS ASSETS	ASSET DATE
87,000,000	300,000	2009/12/31
86,000,000	0	1900/01/02

Franchise Tax	Penalty	1.5% Monthly Interest	Annual Filing Fee	Prev Credit or Balance
258.22	100.00	5.37	50.00	0.00

Prepaid Qrty. Payments	Amount Due	Amount Paid	Check Number
0.00	413.59	413.59	

LAM Industries Inc.

425 University Ave
Suite [illegible]
Toronto, Ontario
[illegible]
Phone [illegible]

December 11, 2009

Att: John Easton

Dear Mr. Easton

<u>Re: Offer of Chairman Position, LAM Industries Inc.</u>

I am very pleased to offer you a position as Chairman of LAM Industries Inc., with acknowledgement by you of the following terms

1. **Position:**

You are appointed to the position of Chairman, LAM Industries Inc., and in this capacity, you will work with other directors and officers who you shall have input on the employment of such directors and officers. This is a permanent position, and as discussed and agreeable by you, your start date in the position will be upon your signed acceptance of this document.

In this assignment of Chairman, your key responsibilities will be to oversee the hiring of personnel, and the day to day operations of the company LAM Industries Inc.

2. **Remuneration:**

Your compensation is to be negotiated, but is acknowledged that the company presently has no revenues and thus does not have adequate cash on hand to offer any salary at this point in time other than by possible payment by stock options or similar forms, which is to negotiated at a later point in time.

3. **Benefits and Pension:**

As of this moment their are no benefits to offer as the company has no benefits packages.

4. **Effective Date:**

The terms of this offer shall come into effect on your signed acceptance of this letter.
By accepting this offer, you also acknowledge and agree that you shall abide by the following confidentiality terms.

Confidentiality: During the course of your term as Chairman or other position(s) as you may undertake with LAM Industries Inc., you will be entrusted with confidential and proprietary information by various parties in regards to LAM. You agree that such information will not be released or divulged, whether directly or indirectly, unless authorized by the Company and those individuals required by law, or through the express written consent of LAM Industries Inc.

I would ask that you review the contents of this offer carefully. If the terms of employment as set out in this agreement are acceptable to you, please sign and date one (1) copy and return a fully signed copy to my attention.

I Walter Folusk[illegible] wish to convey my sincere enthusiasm about the possibility of you accepting the position of Chairman of LAM Industries Inc. I hope that you find the terms of this offer reasonable and acceptable.

Please feel free to contact me if you have any questions.

Yours truly,

Walter Folusk[illegible]
President
LAM Industries Inc.

I John Easton agree do hereby accept the position of Chairman of LAM Industries Inc., and acknowledge the terms as indicated above and to abide by the corporate policy of the company.

Accepted this 12th day of December 20 09

(John Easton)

CONSENT TO ACTION

IN LIEU OF SPECIAL MEETING OF THE SOLE DIRECTOR

OF

L.A.M. PHARMACEUTICALS INC.

DATED: Thursday, November 20, 2008

The undersigned, being the Board of Directors (the "Board") of LAM Pharmaceuticals Inc., a Delaware Corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

APPOINTING OF NEW DIRECTOR

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a majority of the board of directors has voted in favor of its approval; and

WHEREAS the Company wishes to appoint a new director to the board of directors of the Corporation

NOW THEREFORE be it **RESOLVED** that:

The Company hereby approves the appointment of Walter Folinski as new corporate director to the corporation.

GENERAL AUTHORITY

RESOLVED FURTHER, that any director or officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporation's professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting of the Corporation's Articles of Incorporation or Bylaws.

The undersigned Director hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Sole Director of the Corporation set forth below evidences their adoption of the preceding RESOLUTIONS as of the 20th day of November 2008.

____

Sheldon kales, / Pres. / Director

RESIGNATION OF DIRECTOR / OFFICER

From: SHELDON KALES

To: LAM PHARMACEUTICALS INC.
AND TO THE DIRECTORS THEREOF

I hereby resign as a director AND/OR officer of LAM Pharmaceuticals effective November 21, 2008 and approve the appointment of Walter Folinski as President, Director

DATED effective the 20th day of November, 2008.

____
Sheldon Kales

EXECUTED BEFORE ME at the City of _______________, in the
Province of Ontario, this ____ day of ________________, 2008,

____
NOTARIZED SIGNATURE

A Notary Public in and for the
Province Of Ontario

L.A.M. PHARMACEUTICAL, CORP.

APPOINTMENT OF DIRECTOR

The undersigned, being the only director of L.A.M. Pharmaceutical, Corp., does hereby appoint Sheldon Kales to be a director of this Corporation.

Dated: August 21, 2006

Jacques Leblanc

RESIGNATION OF OFFICER AND DIRECTOR

The undersigned does hereby resign as an officer and director of this Corporation.

Dated: August 21, 2006

Jacques Leblanc

LAM Action Appt. of Kales – resig. of LeBlanc 8-21-06

Attention: L.A.M. Pharmaceutical Corp.
Board of Directors

Dear Sirs,

Effective immediately please accept my resignation as a Director of L.A.M. Pharmaceutical Corp.

Thank you.

Dr. Peter Rothbart

Dated: 5-15-05

Date: March 24, 2000

Attention: L.A.M. Pharmaceutical Corp.
Board of Directors

Dear Sirs,

Effective immediately please accept my permanent resignation as Chief Executive Officer, President, Chief Financial Officer and Director of L.A.M. Pharmaceutical Corp.

Thank you.

[signature] Dated March 24, 2006
Joseph T. Slechta

**ACTION BY THE WRITTEN CONSENT
OF THE DIRECTORS OF
L.A.M. PHARMACEUTICAL, CORP.**

The following resolutions were adopted by the unanimous written consent of the Directors of L.A.M. Pharmaceutical, Corp. to be effective on March 17, 2006.

BE IT RESOLVED THAT:

1. Mr. Jacque Leblanc be appointed to serve as an interim President, Chief Executive Chief Executive Officer and Chief Financial Officer of L.A.M. to replace the current President, Chief Executive Officer and Chief Financial Officer of the Corporation, Mr. Joseph T. Slechta. Mr. Slechta has left for a long term medical leave of absence.

2. Further be resolved that Mr. Leblanc be appointed to L.A.M.'s Board of Directors.

The undersigned, being the only directors of this Corporation, certify that they have read the foregoing resolutions, and that they approve and ratify the foregoing resolutions.

[signature]
Joseph T. Slechta
President & CEO and Director

[signature]
Peter Rothbart
Director

UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
OF
L.A.M. PHARMACEUTICAL, CORP.

The undersigned, being all of the members of the Board of Directors of L.A.M. Pharmaceutical Corp., a Delaware corporation (the "**Corporation**"), pursuant to Section 141(f) of the Delaware General Corporation Law, do hereby consent that when all of the members of the Board of Directors have signed this consent, or an exact counterpart hereof, the resolutions set forth below shall be deemed to have been adopted to the same extent and to have the same force as if adopted at a formal meeting of the Board of Directors of the Corporation, duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Appointment of Officer

WHEREAS, Gary Nath has resigned from his position as Secretary of the Corporation;

NOW THEREFORE, BE IT RESOLVED, that Peter Rothbart, having consented to act as such be, and hereby is, appointed to the office of Secretary of the Corporation until his successor is elected and qualified or until his earlier death, resignation or removal;

Amendment to the Stock Bonus Plan.

WHEREAS, the Board believes it to be in the best interests of the Corporation and its stockholders for the Corporation to amend the Corporation's Stock Bonus Plan, effective as of the date hereof (the "**Plan**"), such that an additional 17,000,000 shares of the Corporation's common stock, par value $.0001 per share (the "**Common Stock**") be reserved for issuance pursuant to the provisions of the Plan;

NOW, THEREFORE, BE IT RESOLVED, that the Plan, a draft copy of which has been provided to each director, is hereby approved in substantially the form reviewed with such additions, deletions or other modifications as any officer of the Corporation acting in his or her sole discretion, may determine to be necessary or advisable, such determination to be conclusively evidenced by the execution of the Plan.

Registration Statement on Form S-8

WHEREAS, the Board believes it to be in the best interests of the Corporation and its stockholders for the Corporation to register the 17,000,000 additional shares of Common Stock which has been designated for the Plan; and

WHEREAS, a total of 12,000,000 shares of Common Stock issuable under the Plan have been previously registered pursuant to the Corporation's Registration Statements on Form S-8 filed with the Securities and Exchange Commission (the "**SEC**") (File Nos. 333-119847, 333-107796, 333-102853, 333-86216 and 333-68860 on October 20, 2004, August 8, 2003, January 31, 2003, April 15, 2002 and August 31, 2001, respectively); and

WHEREAS, the Officers of the Corporation have heretofore caused a Post Effective Amendment No. 1 to the Registration Statement on Form S-8 (the "**Registration Statement**") to be prepared for the purpose of registering the additional shares of Common Stock; and

WHEREAS, the draft Registration Statement provides for the registering of such 17,000,000 additional shares of Common Stock;

NOW, THEREFORE, BE IT RESOLVED, that the Registration Statement, a draft copy of which has been provided to each director, is hereby approved and that Joseph T. Slectha (the "**Authorized Officer**") is hereby authorized and directed to execute, in the name and on behalf of the Corporation, and to file the Registration Statement (together with the exhibits thereto) with the SEC in accordance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "**Act**"), in substantially the form reviewed with such additions, deletions or other modifications as the Authorized Officer, acting in his discretion, may determine to be necessary or advisable, such determination to be conclusively evidenced by the execution and filing of the Registration Statement; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and directed to prepare, execute in the name and on behalf of the Corporation, procure all necessary signatures to, and file with the SEC, any amendment(s) or post-effective amendment(s) to the Registration Statement deemed by him necessary or advisable to effect the registration under the Act of the shares of Common Stock covered by such Registration Statement (the "**Shares**"), the approval of any such amendment(s) or post-effective amendment(s) to be conclusively evidenced by the execution thereof; and to appear on behalf of the Corporation before the SEC in connection with any matter relating to the Registration Statement and any amendment(s) or post-effective amendment(s) thereto; and be it

FURTHER RESOLVED, that the execution and delivery by the Officer and directors of the Corporation who are required by the SEC to execute the Registration Statement and a power-of-attorney severally appointing Joseph T. Slectha to be Attorney-in-Fact and agent with full power of substitution for each of such directors and Officer and in their name, place and stead, in any and all capacities to sign any amendment(s) to the Registration Statement, including any post-effective amendment(s), to file the same with the SEC and to perform all other acts necessary in connection with any matter relating to the Registration Statement and any amendment(s) or post-effective amendment(s) thereto be, and it hereby is, ratified, confirmed and approved; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, designated as the Corporation's agent for service of process, and authorized to receive communications and notices from the SEC with respect to the Registration Statement, and, with power of attorney for the Corporation to exercise all powers conferred upon such agents by the rules and regulations of the SEC; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and empowered, in the name and on behalf of the Corporation, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications, and to do or cause to be done all such acts and things, and to take all such steps, and to make all such payments and remittances, as any one or more of such Officer may at any time or times deem necessary or desirable in connection with, or in furtherance of, the registration of the distribution of the Shares under the Act and otherwise in order to carry out the full intent and purposes of the foregoing resolutions; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and directed, in the name and on behalf of the Corporation, to take any and all action that he may deem necessary or advisable in order to obtain a permit, register or qualify the Shares for issuance and sale, request an exemption from registration of the Shares or to register or obtain a license for the Corporation as a dealer or broker under the "blue sky" or any other securities laws of such of the states of the United States of America or other jurisdictions as such officer may deem advisable, and in connection with such registration, permits, licenses, qualifications and exemptions to execute, acknowledge, verify, deliver, file and publish all such applications, reports, issuer's covenants, resolutions, irrevocable consents to service of process, powers of attorney and other papers and instruments as may be required under such laws or may be deemed by such officer to be useful or advisable to be filed thereunder, and that this Board of Directors hereby adopts the form of any and all resolutions required by any such state authority in connection with any such applications, reports, issuer's covenants, irrevocable consents to service of process, powers of attorney and other papers and instruments if (i) in the opinion of the officer of the Corporation so acting, the adoption of such resolutions is necessary or advisable, and (ii) the Secretary or Assistant Secretary of the Corporation evidences such adoption by filing with the minutes of this meeting, copies of such resolutions, which shall thereupon be deemed to be adopted by this Board and incorporated in the minutes as a part of this resolution and with the same force and effect as if adopted verbatim herein, and that the proper Officer of the Corporation take any and all further action that they may deem necessary or advisable in order to maintain such registrations in effect for as long as they may deem to be in the best interests of the Corporation; and be it

FURTHER RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the Authorized Officer hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said Officer may deem advisable; that said Officer are hereby authorized to perform on behalf of this Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such Officer of any such paper or document or the doing by him of any act in connection with the foregoing matters shall conclusively establish their authority therefor from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to pay all fees incidental to making the aforementioned securities filings and such other expenses of the offerings of the Common Stock;

<u>**General Ratification and Authorization**</u>

RESOLVED, that in addition to and without limiting the foregoing, the proper Officer of the Corporation be, and each of them hereby is, authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Corporation, all such instruments and documents as he may deem appropriate in order to effect the purpose and intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be, by or under the direction of the President or Chief Executive Officer of the Corporation) and all action heretofore taken by the Officer and agents of the Corporation in connection with the subject of the foregoing recitals and resolutions be, and it hereby is, approved, ratified and confirmed in all respects as the act and deed of the Corporation.

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this written consent as of January 17, 2005.

Joseph T. Slectha, Director

Peter Rothbart, Director

2013 Profit Corporation Annual Report

Due on or Before:	July 1, 2013
ID:	2012-000626615
State of Formation:	Wyoming
License Tax Paid:	$50.00
AR Number:	01891385

For Office Use Only
Wyoming Secretary of State
200 West 24th Street, Cheyenne, WY 82002-0200
307-777-7311
https://wyobiz.wy.gov/Business/AnnualReport.aspx

EASTON PHARMACEUTICALS INC.

Current Registered Agent:
007 Agents, Inc.
1876 Horse Creek Rd
Cheyenne, WY 82009

• Please review the current Registered Agent information and, if it needs to be changed or updated, complete the appropriate Statement of Change form available from the Secretary of State's website at http://soswy.state.wy.us

1: Mailing Address

425 University Ave Ste 600
Toronto Ontario M5G1T6
Canada

2: Principal Office Address

425 University Ave Ste 600
Toronto Ontario M5G1T6
Canada

Phone: (416) 619-0291
Email: info@ashleybiomedical.com

3: Officers and Directors

President / Director	John S. Adams - 95 Harley St, London W1G 6AF, United Kingdom
Vice President / Director	Walter Falinski - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6
Secretary / Director	John Guerra - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6
Treasurer / Director	Carla Pepe - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6

I hereby certify under the penalty of perjury that the information I am submitting is true and correct to the best of my knowledge.

Carla Pepe	Carla Pepe	August 31, 2013
Signature of Treasurer or Fiscal Agent	Printed Name of Treasurer or Fiscal Agent	Date

The fee is $50 or two-tenths of one mill on the dollar ($.0002), whichever is greater.

Instructions:

1. Complete the required worksheet.
2. Sign and date this form and return it to the Secretary of State at the address provided above.

Appendix 1 Worksheet - Annual Report - Not a Public Record
List only Assets Located and Employed in Wyoming

A balance sheet is provided below (similar to Schedule L of IRS Form 1120, 1120S, or Form 1065 for partnerships) showing the items to be included in computing "total assets" (wth the three exceptions):

1.	Cash		$ 0.00
2a.	Trade Notes & Accounts Receivable	$ 0.00	
2b.	Subtract Allowance for bad debts	$(0.00)	$ 0.00
3.	Inventories		$ 0.00
4.	U.S. Government Obligations		$ 0.00
5.	Tax-Exempt Securities		$ 0.00
6.	Other Current Assets		$ 0.00
7.	Loans to Stockholders		$ 0.00
8.	Mortgage and Real Estate Loans (loans or investments owned not your debts		$ 0.00
9.	Other Investments		$ 0.00
10.	Buildings & Other Depreciable Tangible Assets, real and personal (Use assessed valuation). DO NOT subtract accumulated depreciation from assessed valuation. For depreciable assets which are not assessed, use balance sheet depreciation subtracted		$ 0.00
11.	Depletable assets (soda, coal, mineral oil, precious metals, saline, or other valuable deposits); the value is equal to the assessed value of the gross product produced for the fiscal year most recently ended.		$ 0.00
12.	Land (Use assessed valuation.)		$ 0.00
13a.	Intangible Assets	$ 0.00	
13b.	Subtract Accumulated Amortization	$(0.00)	$ 0.00
14.	Other assets		$ 0.00
15.	Total Asset Value for computing tax (add lines 1-14)		$ 0.00

The filing fee is $50 or two-tenths of one mill on the dollar ($.0002) whichever is greater.

For example:	Assets	Fee
	$0 - $250,000	**$50**
	> $250,000	**Multiply Total Assets by .0002**

Annual Report License Tax Rules

Section 1. Definitions. (a) "Assessed value" is the taxable value of an asset subject to a Wyoming ad valorem tax as defined by W.S. 39-11-101(a)(i) as shown on the annual assessment schedule prepared by the County Assessor. Generally, assets which have an assessed value are reported on line 10 (buildings and other depreciable assets) and line 12 (land) on a corporation's balance sheet. (b) "Balance sheet value" is the end of the tax year value of an asset entered on the company's balance sheet. Balance sheet value shall be reported as contemplated in W.S. 17-16-1630 which states:

(i) "Financial information in the annual report shall be current as of the end of the corporation's fiscal year immediately preceding the date the annual report is executed on behalf of the corporation."

(c) "Capital, property and assets" does not include the value of the corporation's stock, net worth, or the net equity of the corporation. Capital property and assets means "total assets" from the company's balance sheet (similar to line 15 of Schedule L of IRS Form 1120 or 1120S) for the year most recently ended with three exceptions:

(i) For "Depreciable assets" (line 10) use the assessed value for any asset having an assessed value (buildings or improvements) and use balance sheet value less accumulated depreciation for assets with no assessed value. Depreciation shall not be deducted from "assessed value."

(ii) For "Depletable assets" (line 11) like soda, coal, mineral oil, silver or gold, use the "assessed value" of the gross product from the mine or mining claim (amount shown on Wyoming State Department of Revenue annual gross products tax return), not the balance sheet value;

(iii) For "Land" (line 12) use the assessed value not the balance sheet value.

Section 2. Computation of License Tax. (a) A corporation whose entire assets are located in Wyoming shall complete the worksheet and then apply the total asset figure to the following tax schedule. A corporation whose assets are in Wyoming and in other states shall use balance sheet values for any assets located in Wyoming (with the three exceptions described in Section 1c of these rules) and apply the asset figure to the following tax schedule (b) The fee is $50 or two-tenths of one mill on the dollar ($.0002) whichever is greater. (c) The worksheet is incorporated herein by reference. This worksheet which discloses proprietary informaiton is not a public record under the Public Records Act, W.S. 16-4-203(d)(v), and therefore is not disclosable to the public. (d) The figures submitted on the Secretary of State's annual report form are public information and will be disclosed.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 03/12/2009
FILED 01:38 PM 03/12/2009
SRV 090261444 - 2925034 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

L.A.M. PHARMACEUTICAL, CORP.

L.A.M. Pharmaceutical, Corp., a Corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is L.A.M. Pharmaceutical, Corp. L.A.M. Pharmaceutical, Corp. was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 24, 1998.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation, as amended to date, is hereby restated and further amended to read in its entirety as follows:

ARTICLE 1: NAME. The name of the Corporation is LAM Industries Inc. (the "Company").

ARTICLE 2: REGISTERED OFFICE. The location and post office address of the Company's registered office in the State of Delaware is 2979 Barley Mill Road, Yorklyn County: New Castle, 19736. The name of the registered agent at such address is The Incorporators Ltd.

ARTICLE 3: PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4: AUTHORIZED CAPITAL STOCK.

4.1 Authorization of Shares. The total number of shares of all classes of stock which the Company has authority to issue is Two Hundred and Fifty Million (250,000,000) shares, consisting of two classes: Two Hundred and Thirty Million (230,000,000) shares of Common Stock, par value $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.0001 per share.

4.2 Designation of Future Series of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide in a resolution or resolutions for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be

included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Directors Of the Company, and does not require a vote of its stockholders.

4.3 Voting Rights of Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE 5: CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors shall be divided into three classes designated as Class A, Class B, and Class C, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the annual meeting of the stockholders to be held in 2009, the term of office of the initial Class A directors shall expire and Class A directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2010, the term of office of the initial Class B directors shall expire and Class B directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2011, the term of office of the initial Class C directors shall expire and Class C directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article 5, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Vacancies on the board may be filled by the remaining directors for the remainder of the full class term.

ARTICLE 6: WRITTEN BALLOTS. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE 7: AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized to adopt, alter, amend, or repeal the Bylaws of the Company.

ARTICLE 8: LIMITATION OF LIABILITY. To the fullest extent permitted by law, no director of the Company shall be personally liable for monetary damages for breach of fiduciary duty as director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 8, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Company existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

4. The amendments to the Corporation's Restated Certificate of Incorporation, as amended to date, which are incorporated in this Restated Certificate of Incorporation have been duly adopted by the Corporation's Board of Directors in accordance with Section 242 of the General Corporation Law of the State of Delaware and by the majority of the stockholders approved on February 15, 2009, in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Company as amended to date, has been duly executed and attested by the Secretary this 22nd day of February, 2009.

L.A.M. Pharmaceutical, Corp.

By: /s/ Walter Folinski

Walter Folinski
President

Attest:

By: /s/ Michael Garland

Michael Garland,
Secretary

Part III

EXHIBIT 2

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (the "AGREEMENT"), dated as of March 28, 2012 by and between Metatron Inc., a Delaware corporation (the "Company"), and Macallan Partners, LLC, a Wyoming corporation (the "Investor"), with its principal executive officers at 245 Main Street, Suite 302, White Plains, NY 10601.

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to Five Million Dollars ($5,000,000) to purchase the Company's Common Stock, $0.001 par value per share (the "Common Stock"); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are filing a Form 1-A with the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION I.
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5.7, below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4.3.

"Certificate of Incorporation" shall have the meaning specified in Section 4.3.

"Closing" shall have the meaning specified in Section 2.4.

"Closing Date" shall mean no more than seven (7) Trading Days following the Put Notice Date.

“Common Stock” shall have the meaning set forth in the preamble of this Agreement.

“Control” or “Controls” shall have the meaning specified in Section 5.7.

“Effective Date” shall mean the date the SEC declares effective under the 1933 Act the Form 1-A covering the Securities.

“Environmental Laws” shall have the meaning specified in Section 4.13.

“Investment Agreement” shall mean this Agreement and the Registration Rights Agreement between the Company and the Investor of even date herewith.

“Execution Date” shall mean the date indicated in the preamble to this Agreement.

“Indemnities” shall have the meaning specified in Section 10.

“Indemnified Liabilities” shall have the meaning specified in Section 10.

“Ineffective Period” shall mean any period of time that the Form 1-A contemplated hereby is not qualified by the Securities and Exchange Commission, or becomes ineffective or the securities to be purchased hereunder have any resale limitations or restrictions.

“Investor” shall have the meaning indicated in the preamble of this Agreement.

“Material Adverse Effect” shall have the meaning specified in Section 4.1.

“Maximum Common Stock Issuance” shall have the meaning specified in Section 2.5.

“Open Market Adjustment Amount” shall have the meaning specified in Section 2.4.

"Open Market Purchase" shall have the meaning specified in Section 2.4.

“Open Market Share Purchase” shall have the meaning specified in Section 2.4.

“Open Period” shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 8, below.

“Pricing Period” shall mean the fifteen (15) consecutive Trading Days prior to receipt of the Put Notice by the Investor.

“Principal Market” shall mean the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, the NASDAQ National Market System or the NASDAQ SmallCap Market, whichever is the principal market on which the Common Stock is listed.

“Prospectus” shall mean the Offering Circular used in connection with the Form 1-A Filing.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean a discount of Seventy-Five Percent (75%) percent from the lowest traded price for the fifteen (15) trading days immediately prior to receipt by the Investor of the Put Notice, or a discount of Seventy-Five Percent (75%) to the closing bid on the day of the Put Notice, whichever is lower.

"Put" shall have the meaning set forth in Section 2.2 hereof.

"Put Amount" shall have the meaning set forth in Section 2.2 hereof.

"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:30 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:30 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2.4.

"Registration Rights Agreement" shall have the meaning set forth in the recitals, above.

"Form 1-A" means the Form 1-A of the Company filed under the 1933 Act covering the Common Stock issuable hereunder.

"Related Party" shall have the meaning specified in Section 5.7.

"Resolution" shall have the meaning specified in Section 7.5.

"SEC" shall mean the U.S. Securities & Exchange Commission.

"SEC Documents" shall have the meaning specified in Section 4.6.

"Securities" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the shares of the Company's Common Stock.

"Subsidiaries" shall have the meaning specified in Section 4.

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION II
PURCHASE AND SALE OF COMMON STOCK

2.1 PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of Five Million Dollar ($5,000,000).

2.2 DELIVERY OF PUT NOTICES. Prior to selling any securities to any third party under the Form 1-A filing, the Company shall deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit C and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to Three Hundred Fifty percent (350%) of the average daily volume (U.S. market only) of the Common Stock for the Ten (10) Trading Days prior to the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed.

2.3 CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2.4) unless each of the following conditions are satisfied:

i. The Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to the Investor;

ii. at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been available to trade on the OTCBB;

iii. the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement, or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

iv. no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

v. the issuance of the Securities will not violate any shareholder approval requirements.

If any of the events described in clauses (i) through (v) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

2.4 MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Upon each such Closing Date, the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor (the "Certificate"). Within one Business Day after receipt of the Certificate, the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2.2.

2.5 OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.5.

2.6 LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 4.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION III
INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Investor represents and warrants to the Company, and covenants, that:

3.1 SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

3.2 AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.3 SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

3.4 ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3.5 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Partnership Agreement or other organizational documents of the Investor.

3.6 OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

3.7 INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

3.8 NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

3.9 GOOD STANDING. The Investor is a Limited Partnership, duly organized, validly existing and in good standing in the Cayman Islands.

3.10 TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

3.11 REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company represents and warrants to the Investor that:

4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Investment Agreement (as defined in Section 1 and 4.2 below).

4.2 AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

i. The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement and to issue the Securities in accordance with the terms hereof and thereof.

ii. The execution and delivery of the Investment Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

iii. The Investment Agreement has been duly and validly executed and delivered by the Company.

iv. The Investment Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of:

(a) 500,000,000 shares of Common Stock, $0.0001 par value per share, of which as of the date hereof, 500,000,000 shares are issued and outstanding;

(b) 20,000,000 shares of Preferred Stock, of which as of the date hereof no share is issued and outstanding.

All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

Except as disclosed in the Company's publicly available filings with the SEC:

i. no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

ii. there are no outstanding debt securities;

iii. there are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

iv. there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);

v. there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

vi. there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

vii. the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

viii. there is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

4.4 ISSUANCE OF SHARES. The Company has reserved _______________ Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5.5 below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot register a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

4.5 NO CONFLICTS. The execution, delivery and performance of the Investment Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a Form 1-A as outlined in the Registration Rights Agreement between the Parties) with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Investment Agreement in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

4.6 ABSENCE OF CERTAIN CHANGES. Except as otherwise set forth in the SEC Documents, the Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

4.7 ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

4.8 ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Investment Agreement and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Investment Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Investment Agreement has been based solely on the independent evaluation by the Company and its representatives.

4.9 NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a Form 1-A filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

4.10 EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

4.11 INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

4.12 ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (ii) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

4.13 TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

4.14 INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.15 REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

4.16 INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17 NO MATERIALLY ADVERSE CONTRACTS, ETC. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

4.18 TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

4.19 CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.20 DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Investment Agreement, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

4.21 LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from selling Common Stock during each Pricing Period.

4.22 NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

4.23 NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. There are no brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement.

SECTION V
COVENANTS OF THE COMPANY

5.1 BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

5.2 REPORTING STATUS. Until one of the following occurs, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status, or take an action or fail to take any action, which would terminate its status as a reporting company under the 1934 Act: (i) this Agreement terminates pursuant to Section 8 and the Investor has the right to sell all of the Securities without restrictions pursuant to Rule 144(k) promulgated under the 1933 Act, or such other exemption (ii) the date on which the Investor has sold all the Securities and this Agreement has been terminated pursuant to Section 8.

5.3 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Investment Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

5.4 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.4, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

5.5 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (i) customary employment arrangements and benefit programs on reasonable terms, (ii) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (iii) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

5.6 CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

5.7 NOTICE OF CERTAIN EVENTS AFFECTING REGISTRATION; SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Form 1-A or related prospectus in respect of an offering of the Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Form 1-A for amendments or supplements to the Form 1-A or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Form 1-A or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Form 1-A or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A, related prospectus or documents so that, in the case of a Form 1-A, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Form 1-A would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5.7.

5.8 TRANSFER AGENT. Upon qualification of the Form 1-A, and for so long as the offering thereunder is effective, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered by this Agreement free of restrictive legends.

5.9 ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION VI
CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

6.1 The Investor shall have executed this Agreement and delivered the same to the Company.

6.2 The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit D). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount. The Investor shall have no obligation to disburse the Purchase Amount until the Company delivers the Shares pursuant to a Put Notice.

6.3 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

SECTION VII
FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

7.1 The Company shall have executed the Investment Agreement and delivered the same to the Investor.

7.2 The Common Stock shall be authorized for quotation on the OTCBB and trading in the Common Stock shall not have been suspended at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

7.3 The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Investment Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4.3 above.

7.4 The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

7.5 The Board of Directors of the Company shall have adopted resolutions consistent with Section 4.2(ii) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

7.6 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.7 The Form 1-A shall be effective on each Closing Date and no stop order suspending the effectiveness of the Form 1-A shall be in effect or to the Company's knowledge shall be pending or threatened. Furthermore, on each Closing Date (I) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Form 1-A or that the SEC otherwise has suspended or withdrawn the effectiveness of such Form 1-A, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (II) no other suspension of the use or withdrawal of the effectiveness of such Form 1-A or related prospectus shall exist.

7.8 At the time of each Closing, the Form 1-A (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the prospectus.

7.9 If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2.5 or the

Company shall have obtained appropriate approval pursuant to the requirements of Delaware law and the Company's Articles of Incorporation and By-laws.

7.10 The conditions to such Closing set forth in Section 2.3 shall have been satisfied on or before such Closing Date.

7.11 The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION VIII
TERMINATION

This Agreement shall terminate upon any of the following events:

8.1 when the Investor has purchased an aggregate of Five Million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or

8.2 on the date which is thirty-six (36) months after the Effective Date; or,

8.3 at such time that the Form 1-A is no longer in effect.

Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of the Line.

SECTION IX
SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

i. The trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

ii. The Common Stock ceases to be quoted on OTCBB. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION X
INDEMNIFICATION

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any misrepresentation or breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any breach of any covenant, agreement or obligation of the Indemnitor contained in the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such misrepresentation, breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any such Form 1-A, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to.

SECTION XI
GOVERNING LAW; DISPUTES SUBMITTED TO ARBITRATION.

11.1 LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Delaware or in the federal courts located in the state and county of Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the in personam jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11.2 LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Investment Agreement, each party shall pay the fees and expenses of its advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

11.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

11.4 HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

11.5 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.6 ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein, and, the terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Investment Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

11.7 NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Easton Pharmaceuticals, Inc.
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6
(416) 619-0291

If to the Investor:

Macallan Partners, LLC.
245 Main Street, Suite 302
White Plains, NY 10601
Telefax: (646) 390-8433

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

11.8 NO ASSIGNMENT. This Agreement may not be assigned.

11.9 NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

11.10 SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 3 and 4, the agreements and covenants set forth in Sections 5 and 6, and the indemnification provisions set forth in Section 10, shall survive each of the Closings and the termination of this Agreement.

11.11 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Investment Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or Form 1-As filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

11.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.13 PLACEMENT AGENT. If so required, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee as outlined in the Placement Agent Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Investment Agreement. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

11.14 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

11.15 REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the Registration Rights Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

11.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Registration Rights Agreement or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.17 PRICING OF COMMON STOCK. For purposes of this Agreement, the bid price of the Common Stock shall be as reported on Bloomberg.

SECTION XII
NON-DISCLOSURE OF NON-PUBLIC INFORMATION

(a) The Company shall not disclose non-public information to the Investor, its advisors, or its representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 12 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

SECTION XIII
ACKNOWLEDGEMENTS OF THE PARTIES

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following: (i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement; (ii) the Company shall, by 8:30 a.m. EST on the trading day following the date hereof, file a current report on Form 8-K disclosing the material terms of the transactions contemplated hereby and in the other Investment Agreement; (iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information; and (iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

[Signature page follows]

Your signature on this Signature Page evidences your agreement to be bound by the terms and conditions of the Investment Agreement as of the date first written above. The undersigned signatory hereby certifies that he has read and understands the Investment Agreement, and the representations made by the undersigned in this Investment Agreement are true and accurate, and agrees to be bound by its terms.

MACALLAN PARTNERS, LLC

By: ________________________________
Adam Didia
Senior Managing Member

EASTON PHARMACEUTICALS, INC.

By: ________________________________
Carla Pepe
Chief Executive Officer

LIST OF EXHIBITS

EXHIBIT C

FORM OF PUT NOTICE

Date:

RE: Put Notice Number __

Dear Mr. Bronson,

This is to inform you that as of today, [COMPANY], a [____] corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Macallan Partners, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance are:

Regards,

EXHIBIT D

PUT SETTLEMENT SHEET

Date: ________________

Dear Mr. ________,

Pursuant to the Put given by [COMPANY], to Macallan Partners LLC ("Macallan") on _________________ 201_, we are now submitting the amount of common shares for you to issue to Macallan.

Please have a certificate bearing no restrictive legend totaling __________ shares issued to Macallan immediately and send via DWAC to the following account:

[INSERT]

If not DWAC eligible, please send FedEx Priority Overnight to:

[INSERT ADDRESS]

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Adam Didia

Part III

EXHIBIT 3

SUBSCRIPTION AGREEMENT

EXHIBIT "3" - SUBSCRIPTION AGREEMENT

Print Name of Subscriber: ______________________________

Amount Invested $ ______________________________

Number of Shares: ______________________________

Easton Pharmaceuticals Inc.

SUBSCRIPTION DOCUMENTS

____
Date

Subscription Instructions

(Please Read Carefully)

Each subscriber for a Share at $0.011 Dollars per Share (the "Share") of Easton Pharmaceuticals Inc. (Easton Pharmaceuticals) a Wyoming corporation ("the Company"), must complete and execute the Subscription Documents in accordance with the instructions set forth below. The completed documents should be sent to **Easton Pharmaceuticals Inc.,** and 425 University Avenue, Suite 601, Toronto, Ontario.

Payment for the Securities should be made by check payable to the Company and enclosed with the documents as directed in Section III below.

I. These Subscription Documents contain all of the materials necessary for you to purchase the Shares. This material is arranged in the following order:

- ***Subscription Agreement***
- ***Confidential Prospective Purchaser's Questionnaire***

II. All investors must complete in detail, date, initial, and sign the Subscription Documents where appropriate. All applicable sections must be filled in.

III. Payment for the Shares must be made by check as provided below:

Please make your check payable, in the appropriate amount, for the number of Shares purchased (at $0.011 per Share), to **"Easton Pharmaceuticals Inc."**. Your check should be enclosed with your signed subscription documents.

All funds received from subscribers will be placed in a segregated Holding Account of the Company. Once the minimum offering amount has been reached the funds will be transferred to the Company's operating account and will be available for use.

IV. **SPECIAL INSTRUCTIONS**

FOR CORPORATIONS. Include copy of Board resolution designating the corporate officer authorized to sign on behalf of the corporation, a Board resolution authorizing the investment, and financial statements.

FOR PARTNERSHIPS. Provide a complete copy of the partnership agreement, questionnaire, and financial statements for each General Partner.

FOR TRUSTS. Provide a complete copy of the instruments or agreements creating the trust, as amended to date.

Subscription Agreement

Print Name of Subscriber:________________________________

Amount Invested: $__________________________

Number of Shares: __________________________

To: Easton Pharmaceuticals Inc.

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ___ Shares of Easton Pharmaceuticals Inc. (Easton Pharmaceuticals Inc.) (the "Company"), a Wyoming corporation, and agrees to invest in the Company $0.011 Dollars per Share for an aggregate investment of $_________ (the "Investment Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Confidential Private Placement Memorandum ("Private Placement Memorandum") dated October 15, 2012 together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. There is no minimum investment.

2. **Offering.** The Company is offering 454,545,450 with a minimum subscription of one (1) Share (the "Offering"). The maximum aggregate investment to the Company from this Offering will be Five Million ($5,000,000) Dollars. The Offering is being made to investors pursuant to the Regulation A exemption available under the Securities Act of 1933 (the "Act").

3. **Documents to be delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement, Investor Status and Investor Suitability Questionnaire (the "Subscription Documents"). The Subscription Documents should be delivered to **Easton Pharmaceuticals Inc.** 425 University Avenue, Suite 601, Toronto, Ontario. The undersigned understands and agrees that he or it will not become an investor in the company and the Company shall not consider the undersigned until the Company executes the Agreement.

4. **Making of the investment.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Investment Amount by certified check made payable to the order of **Easton Pharmaceuticals Inc.** or as per the Company's instructions for payment by electronic funds transfer in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any

subscription, in whole or in part, for any reason and that the undersigned will be notified by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and return them to the undersigned. If this subscription is rejected by the Company, The investor will be so notified. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Investment Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

   (a) Upon receipt of the maximum offering subscription amount of Five Million ($5,000,000) Dollars,

   (b) Notwithstanding the above, this offer shall terminate upon the termination of the Form 1-A filed by the Company.

7. **Closing.** The share subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement has been countersigned by the Company, the Subscription Documents have been delivered to the Company, and the subscription funds have either been transferred via electronic transfer to the Holding Account or the certified funds check has been deposited in the Holding Account. Upon the completion of the aforementioned items, (a) the undersigned shall have invested in the Company the investment amount, (b) the undersigned shall become an investor in Company, (c) the undersigned and the Company shall be bound by the terms of the Private Placement Memorandum and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

   (a) **The Company hereby represents and warrants as follows:**

      (i) The Company is a Limited Liability Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

      (ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) **In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:**

(i) The undersigned has received the Private Placement Memorandum and the Subscription Documents. The undersigned has read and understands the Private Placement Memorandum and Subscription Documents and the information contained in those documents concerning the Company and this Offering or has caused his or its representative to read and examine the Private Placement Memorandum and Subscription Documents. The undersigned has relied only on the information about the Company contained in these documents and his or its own independent investigation in making his or its subscription. The undersigned understands that the Shares will be issued with the rights and subject to the conditions described in the Private Placement Memorandum and Subscription Documents;

(ii) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk and the undersigned has read the section in the Private Placement Memorandum titled "Risk Factors."

(iii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iv) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(v) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, corporation, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(vi) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Share(s) and could afford a complete loss of his or its investment in the Offering.

(vii) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Investor Status document (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of Accredited Investors in which the undersigned is an entity*).

(viii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable,

(ix) The undersigned's overall commitment to invest in the Share(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(x) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(xi) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xii) If the undersigned is a corporation, Corporation, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xiii) If the undersigned is a corporation, corporation or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such corporation or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, corporation or partnership, with respect to all persons having an equity interest in such corporation, corporation or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiv) The purchase of the Share(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xv) 'The undersigned hereby represents that he or it is subscribing for the Shares as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Share(s). The undersigned will hold the Share(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Share(s).

(xvi) The undersigned acknowledges his or its understanding that (A) the Offering of the Share(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration, (B) the Confidential Memorandum and Subscription Documents have not been filed with or reviewed by the Securities and Exchange Commission or the securities department of any state and no securities administrator of any state or the federal government has recommended or endorsed this Offering or made any finding or determination relating to the fairness of an investment in the Company, and (C) the Offering of the Share(s) by the Company is intended to be exempt from registration pursuant to Section 3 (b) of the Act and the rules promulgated there under by the Securities and Exchange Commission, and that the undersigned's Share(s) cannot be sold, pledged, assigned or otherwise disposed of unless they are registered under the Act or an exemption from such registration is available.

(xvii) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Share(s) unless such Share(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Share(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any Form 1-A for the Share(s) for which the undersigned is subscribing, that such Form 1-A, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Share(s) registered thereon.

(xviii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time in its sole discretion in whole or any part prior to issuance of the Share(s) with respect to the undersigned's subscription, notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xix) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xx) All information provided by the undersigned in the Investor Status and Investor Suitability Questionnaire which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company wishes to sell these Share(s) to the undersigned.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case maybe.

10. **Indemnity.** The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this

Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Easton Pharmaceuticals Inc.**, 425 University Avenue, Toronto, Ontario. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

12. **Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) This Agreement shall be deemed to have been made in the State of Delaware and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Delaware without regard to conflict of laws rules applied in State of Delaware. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Delaware with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 20__, at______________(City), ___ _____

________________________________ (State).

If the Investor is an INDIVIDUAL, complete the following:	
The undersigned *(circle one)*: [**is**] [**is not**] a citizen or resident of the United States.	
Print Name of Individual:	Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property:
Print Social Security Number of Individual:	Print Social Security Number of Spouse
Signature of Individual	Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property
Print Address of Residence:	Print Telephone Number: ( )

The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY complete the following:	
The undersigned *(circle one)* [**is**] [**is not**] a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.)	
Print Name of Partnership, Corporation, Trust or Entity:	Title of Authorized Representative
Signature of Authorized Representative	Print Jurisdiction of Organization or Incorporation
Print Name of Authorized Representative	Print Federal Tax Identification Number
Print Address of Residence:	Print Telephone Number: ( )

ACCEPTANCE

The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ___day of ______________, 201___.

Easton Pharmaceuticals Inc.

By:__________________________________

Part III

EXHIBIT 4

MATERIAL CONTRACTS

Employment Agreements with Carla Pepe and John Adams

EMPLOYMENT AGREEMENT

This **Management and Employment Agreement**, effective November 01, 2013, is entered into, by and between **Easton Pharmaceuticals Inc.** a Wyoming registered Corporation with offices residing in Toronto, Canada ("the Company" or "Easton"), and **Carla Pepe** (The "Employee").

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as "VIORRA" used for the treatment of FSAD; and

Whereas the Company wishes to retain Carla Pepe, providing her expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of Carla Pepe in order to retain Carla Pepe's experience, skills, abilities, background and knowledge, and is willing to engage Carla Pepe's services on the terms and conditions set forth in this Agreement

Whereas Carla Pepe desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint Carla Pepe as the Companies Secretary / Treasurer and director, with the option of having Carla Pepe becoming the fulltime CEO of the Company commencing on March 01, 2014; and

Now, Therefore, The Parties Agree as Follows:

1. Engagement.

    1.1 **Term.** The Company hereby employs Carla Pepe (the "Employee"), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the "**Term**").

    1.2 **Title.** The Employee will have the title of Director, Secretary / Treasurer and Chief Marketing Officer upon signing of this agreement, with this being reflected on the Wyoming Secretary Of State Articles of Incorporation. Until such time as the Employee becomes the CEO of the Company Commencing on March 1st,

2014, The Employee will report in the chain of command to the person or persons designated by the Company's Board of Directors (the "Board").

1.3 **Other Positions.** The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries' Board of Directors (the "Subsidiary Board").

1.4 **Employment.** The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of her knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2. Services

2.1 **Duties.** The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2 **Policies and Practices**. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3. Compensation

Fees. Company agrees to pay Carla Pepe a cash salary in the amount of $2000cdn per month to be agreed and paid to Carla Pepe commencing on March 1st 2014 which will be the date the employee is officially placed as CEO to the Company. Such payments will be paid based upon the Employee's time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the basis of a 365-day fiscal year or if the employment is prematurely terminated.

3.1 **Common Stock.** Upon signing of this agreement, The Company shall issue to the Employee a total of 20 (twenty million) shares of restricted common stock, from the Company Treasury, at a value of $0.005 per share.

3.2 20 (Twenty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3 Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an "Anti-Dilution Event"), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4 **Benefits**. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company's Employee's or key management employees.

3.5 **Employment Taxes**. All of the Employee's compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee's behalf

3.6 **Revisions.** Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0 **Duties Required From Employee.**

4.1 Perform day to day operation of the company and act in the same capacity and authority as Secretary / Treasurer while employed until such time as the Employee is placed as the CEO to the Company.
Assist in attempting to provide approval to Health Canada, USFDA or other regulatory bodies in markets both in and outside North America related to Viorra or related products on behalf of the company.
Responsible for reviewing, analyzing, and formulating product as well as providing opinions, Research and Development, due diligence expertise on any products as well as provide her business expertise to assist in any other forms to allow the Company to meet its business objectives.

5. Hold Harmless and Indemnification

5.1 This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company's negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs, the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of the business and project goals.

11. Representations and Warranties.

11.1 The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee's execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12. Confidential and Proprietary Information.

12.1 As a condition of employment. the Employee agrees to not divulge any of the Company's and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13. Assignment

13.1 The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company's assets, any corporate successor to the Company or any Assignee thereof.

14. Governing Law

14.1 This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15. Notices

15.1 All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from November 1, 2013.

Easton Pharmaceuticals Inc.

John Adams, President

Carla Pepe

Carla Pepe, Employee

EMPLOYMENT AGREEMENT

This **Management and Employment Agreement**, effective May 31, 2013, is entered into, by and between **Easton Pharmaceuticals Inc.** a Wyoming registered Corporation with offices residing in Toronto, Canada ("the Company" or "Easton"), and **John Adams** (The "Employee").

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as "VIORRA" used for the treatment of FSAD; and

Whereas the Company wishes to retain John Adams, providing his expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of John Adams in order to retain John Adams's experience, skills, abilities, background and knowledge, and is willing to engage John Adams's services on the terms and conditions set forth in this Agreement

Whereas John Adams desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint John Adams as the Companies CEO and director; and

Now, Therefore, The Parties Agree as Follows:

1. Engagement.

   1.1 **Term.** The Company hereby employs John Adams (the "Employee"), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the "**Term**").

   1.2 **Title.** The Employee will have the title of Interim CEO upon signing of this agreement. The Employee will report in the chain of command to the person or persons designated by the Company's Board of Directors (the "Board").

   1.3 **Other Positions.** The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries' Board of Directors (the "Subsidiary Board").

1.4 **Employment.** The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of his knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2. Services

2.1 **Duties.** The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2 **Policies and Practices.** The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3. Compensation

Fees. Company agrees to defer a cash salary in lieu of stock with the exception of any expenses incurred. Such payments will be paid based upon the Employee's time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the.

3.1 **Common Stock.** Upon signing of this agreement. The Company shall issue to the Employee a total of 30 (thirty million) shares of restricted common at an issuance price of $.005 per share from Company Treasury dated as per the date of this agreement.

3.2 30 (Thirty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3 Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an "Anti-Dilution Event"), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4 **Benefits.** The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company's Employee's or key management employees.

3.5 **Employment Taxes**. All of the Employee's compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee's behalf

3.6 **Revisions.** Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0 **Duties Required From Employee.**

4.1 Perform day to day operation of the company and act in the same capacity and authority as CEO / director to the Company.
Responsible for being a decision maker, leader, manager, executor involving high level decisions about policy and strategy. The employee shall also review, analyze, and formulating product as well as providing opinions, Research and Development, due diligence expertise on any products as well as provide his business expertise to assist in any other forms to allow the Company to meet its business objectives.

5. Hold Harmless and Indemnification

5.1 This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company's negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs. the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal. unenforceable, or void. in whole or in part. it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal. valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent. authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional. business-like and amiable manner rapidly and in the best interest of

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs, the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of

the business and project goals.

11. Representations and Warranties.

11.1 The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee's execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12. Confidential and Proprietary Information.

12.1 As a condition of employment, the Employee agrees to not divulge any of the Company's and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13. Assignment

13.1 The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company's assets, any corporate successor to the Company or any Assignee thereof.

14. Governing Law

14.1 This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15. Notices

15.1 All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from May 31, 2013.

Easton Pharmaceuticals Inc.	**John Adams**
Walter Folinski, President	John Adams, Employee

Part III

EXHIBIT 5

OPINION RE: LEGALITY

ARCHER & GREINER
A PROFESSIONAL CORPORATION
COUNSELLORS AT LAW
300 DELAWARE AVENUE
SUITE 1370
WILMINGTON, DE 19801
(302) 777-4350
FAX (302) 777- 4352

May 13, 2014

Easton Pharmaceuticals, Inc.
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

Gentlemen:

You have requested our opinion, as counsel for Easton Pharmaceuticals, Inc., a Wyoming corporation (the "Company"), in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 454,545,450 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 454,545,450 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

ARCHER & GREINER, PC

10909651v5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Easton Pharmaceuticals Inc.

(Exact Name of Registrant in its Charter)

Wyoming	**2834**	**512278236**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification	(IRS Employer Identification No.)

425 University Avenue, Suite 601
Toronto, Ontario M5G1T6
(416) 619-0291
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

007 Agents, Inc.
1876 Horse Creek Rd.
Cheyenne, Wyoming 82009
(307) 399-3353
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7123

PART I- NOTIFICATION

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable for the following persons:

(a) the issuer's directors:

Carla Pope
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

John Adams
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

(b) the issuer's officers:

Carla Pepe
CEO / Secretary
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

John Adams
CFO / President
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

Kent Deuters
COO
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

Dr. Lilla Albert PhD.
Marketing Director
425 University Avenue, Suite 601, Toronto, Ontario M5G1T6

(c) the issuer's general partners:

None

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

None

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

None

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering:

Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7123

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: NOT APPLICABLE

(k) the underwriter's officers: NOT APPLICABLE

(l) the underwriter's general partners: NOT APPLICABLE

(m) counsel to the underwriter: NOT APPLICABLE

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. Not Applicable

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Delaware and New York

The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled, "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A:

June 12, 2013 – 6,000,000 common shares issued
June 26, 2013 – 9,500,000 common shares issued
July 18, 2013 – 13,000,000 common shares issued
August 9, 2013 – 14,000,000 common shares issued
August 27, 2013 – 27,000,000 common shares issued
September 11, 2013 – 18,700,000 common shares issued
September 25, 2013 – 18,700,000 common shares issued
October 09, 2013 – 22,000,000 common shares issued
November 13, 2013 – 27,000,000 common shares issued
December 03, 2013 – 29,500,000 common shares issued
December 16, 2013 – 22,000,000 common shares issued
January 06, 2013 – 35,000,000 common shares issued
January 14, 2013 – 39,000,000 common shares issued
February 03, 2013 – 13,000,000 common shares issued
February 25, 2013 – 27,000,000 common shares issued
March 17, 2013 – 27,000,000 common shares issued

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities sales described under paragraph 5(a) were sold under Rules 504 or 506 of Regulation D of the Securities Act of 1933. The securities were sold only to accredited investors, known to the Issuer, without any general solicitation.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the Issuer, nor any affiliate of the Issuer is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

> (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
>
> (2) To stabilize the market for any of the securities to be offered;
>
> (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Issuer has not and does not intend to utilize a publication authorized by Rule 254.

OFFERING CIRCULAR

Easton Pharmaceuticals Inc.

454,545,450 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $5,000,000

Purchase Price: $0.011 per share

Easton Pharmaceuticals Inc., a Wyoming corporation ("Easton Pharmaceuticals" the "Company," or "we") hereby offers (the "Offering") 454,545,450 shares (the "Shares") of its common stock, par value $0.0001 per share (the "Common Stock") at a purchase price per share of $0.011, up to an aggregate purchase price of $5,000,000. This offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $5,000,000 have been sold, or until July 31, 2015, whichever is earlier. The purchase price will be adjusted based upon the terms of the Investment Agreement, which provides that the Shares may be purchased by Macallan Partners, LLC at a seventy-five percent (75%) discount to the lowest traded price of the Shares during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan Partners of a put notice (as provided for in the Investment Agreement, or a seventy-five percent (75%) discount to the closing bid on the day of the put notice, whichever is lower.

The offering is being conducted on a "best efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration, set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.011 per Share. If all of the Shares are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Shares that must be sole, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

The exact name of the Issuer is Easton Pharmaceuticals Inc. (formerly LAM Industries, L.A.M. Pharmaceuticals). In July of 1998, the Company was incorporated as LAM Pharmaceuticals. The Company changed its name to LAM Industries and amended its articles of incorporation on March 04, 2009. On January 15, 2010, the Company changed its name to Easton Pharmaceuticals Inc. In July of 2012, Easton Pharmaceuticals amended its bylaws and filed articles of continuance with the

Wyoming Secretary of State and transferred its corporate domicile from Delaware to the State of Wyoming.

The mailing address of our office is: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is: 702-418-0581.

Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors," beginning on Page 15 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Shares Sold)**	**Net Proceeds (50% of Shares Sold)**	**Net Proceeds (75% of Shares Sold)**	**Net Proceeds (100% of Shares Sold)**
Per Unit(1)	$0.011	NOT APPLICABLE	$0.011	$0.011	$0.011	$0.011
Total (2)	$5,000,000	NOT APPLICABLE	$1,500,000	$2,500,000	$3,750,000	$5,000,000

(1) Specified price subject to adjustment based on variable pricing in the Investment Agreement. See discussion of "Investment Agreement"
(2) Before deducting expenses of the Offering, which are estimated to be approximately $15,000. Subject to change based on variable pricing in the Investment Agreement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The approximate date of proposed sale to the public: As soon as practicable after the offering is qualified (the "Effective Date").

The date of this Offering Circular is June 5, 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR DELAWARE RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company, discussed under the "Risk Factors" section of the Offering Circular before making an investment decision.

Some of the statements in this Offering Circular are forward-looking statements. See the Section entitled, "Cautionary Statement Regarding Forward-Looking Statements."

Business Overview

General

Easton Pharmaceuticals Inc. is a Wyoming corporation, which was originally formed as L.A.M. Pharmaceuticals, Inc . on July 24, 1998. There are no controlling stockholders of the Company. Our offices are located at 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is (416) 619-0291.

The Company was initially formed as L.A.M. Pharmaceutical, LLC (the "LLC") on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company's common stock. The stock exchange between the Company and the members of the LLC was considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company. In 2009 the Company reorganized and changed its name to LAM Industries, Inc.

In mid 2008 Easton Pharmaceuticals Inc. suspended any further research and development or commercialization efforts for products based on the L.A.M. Pharmaceutical's. IPM TM technology. This asset was the basis of L.A.M. Pharmaceutical's IPM Wound Gel and delivery system, and other various L.A.M. Pharmaceutical's products. This technology involved the use of the L.A.M. Pharmaceutical's Ionic Polymer Matrix TM technology (L.A.M. IPM TM) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

In 2008 the prior Easton Pharmaceuticals (formerly LAM) Board of Directors reviewed strategic alternatives regarding the L.A.M. IPM TM and its patented IPM Wound Gel assets including but not limited to sale, licensing, abandonment or future product development.

In 2008, Easton Pharmaceuticals (formerly LAM) agreed to divest L.A.M. IPM TM and its patented IPM Wound Gel assets, and concurrently entered into "negotiations" to acquire the remaining assets and know how of Ixora Bio Medical Company Inc. ("IXORA") and Viorra Bio Medical Inc. ("VBMI") together with the VDM technologies and other assets. Easton Pharmaceuticals (formerly LAM) subsequently replaced the original delivery system in favor of the acquired Viorra proprietary delivery technology "VDM". "The Company believes the VDM delivery system can provide superior efficacy for the successful commercialization of the company's pipeline of development products including, but not limited to Viorra, a topical aid in Female sexual arousal disorder FSAD".

Easton Pharmaceuticals (formerly LAM) is the owner and developer of a proprietary trans dermal delivery technology (Viorra Delivery Matrix or "VDM") that management believes will be commercialized to transport various medicinal ingredients in vivo. The combination of the delivery technology and active ingredients together will be developed and commercialized for marketing clearance and sale on a global basis. Active ingredients include, or will include a combination of generally recognized as safe ("GRAS") additives, approved cosmetic ingredients or approved drugs (the combination of the VDM trans dermal delivery matrix and any drugs are not currently approved or cleared in any jurisdiction). The Company's products are currently in various stages of commercialization: basic research; proof of concept research; development; and, commercialization. Product commercialization and sales are currently focused on the Company's product, "Viorra", an aid to the relief of female sexual arousal disorder (FSAD). The Company has not recognized material sales of Viorra or VDM-based products to date.

The Offering

Issuer:	Easton Pharmaceuticals Inc., a Wyoming corporation.
Security Offered:	Shares of Common Stock, par value $0.0001
Price per Share:	$0.011
Minimum Offering:	None.
Maximum Offering:	$5,000,000 (454,545,450 Shares)
Minimum Investment:	None.
Offering Period:	The Offering commenced on June 5, 2014, and will close upon the earlier of (1) the sale of the Shares with an aggregate sales price of $5,000,000, or (2) July 31, 2015.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Wyoming Corporations Code.
Dividends:	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution:	Purchasers of Shares of our Common Stock will suffer an immediate dilution of up to $0.008 per share.
Use of Proceeds:	The net proceeds of this offering will be used primarily for working capital purposes. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading our Shares	Shares of our Common Stock are thinly traded on the OTC Markets Group.
Exchange Act Disclosure:	The Company is not required to provided disclosure pursuant to the Exchange Act.
Risk Factors:	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in New York and Delaware and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. The offering is being conducted on a "best efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commissions or remuneration to any person, including the officers of the Company, for the sale of any securities in this offering.

Investment Agreement with Macallan Partners

On April 30, 2014, we entered into an investment agreement with Macallan Partners, LLC ("Macallan"). Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $5,000,000 of our common stock over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than three hundred fifty percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a seventy-five percent discount to the closing bid on the day of the put notice, whichever is lower.

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
BALANCE SHEETS

UNAUDITED		**December 31 2013**		December 31 2012
ASSETS				
Current Assets				
Cash and cash equivalents	$	187,511	$	62
Prepaid expense		100,000		150,000
Total Current Assets		287,511		150,062
Other Assets		549,745		549,745
Total Assets	$	837,256	$	699,807
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable and accrued expenses	$	174,427	$	159,279
Consultants fees payable		410,000		310,000
Total Current Liabilities		584,427		469,279
Other Liabilities				
Due to stockholders		98,628		83,982
Total Liabilities		683,055		553,261
Contingencies, note 3				
Stockholders' Equity (Deficit)				
Preferred Stock				
Authorized: 20,000,000 preferred shares par value $0.0001 each				
Issued: nil preferred shares		0		0
Common Stock				
Authorized: 480,000,000 common shares par value $0.0001 each				
Issued: 359,712,997 common shares (127,812,997 December 31, 2012)		35,971		12,781
Additional paid-in capital		37,193,175		36,862,177
Accumulated deficit		(37,074,945)		(36,728,412)
Total Stockholders' Equity (Deficit)		154,201		146,546
Total Liabilities and Stockholders' Equity	$	837,256	$	699,807

The accompanying notes are an integral part of these unaudited financial statements.

These unaudited financial statements have been prepared by management

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the period December 31, 2004 through December 31, 2012

UNAUDITED	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance - December 31, 2004	**21,960**	**$ 3**	**$ 33,240,644**	**$ (33,110,325)**	**$ 130,322**
Capital contribution - interest expense	-	-	8,315	-	8,315
Stock options granted:					
- Compensation for services rendered	-	-	5,433	-	5,433
Common shares issued:					
- Compensation for services rendered	11,621	1	1,454,035	-	1,454,036
Sale of shares under stock subscription agreements	3,767	-	316,902	-	316,902
Net loss December 31, 2005	-	-	-	(2,251,550)	(2,251,550)
Balance - December 31, 2005	**37,348**	**$ 4**	**$ 35,025,329**	**$ (35,361,875)**	**$ (336,542)**
Common shares issued:					
-Compensation for services rendered	1,073	-	123,664		123,664
Net loss December 31, 2006	-	-	-	(226,438)	(226,438)
Balance – December 31, 2006	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,588,313)**	**$ (439,316)**
Net loss December 31, 2007	-	-	-	(150,106)	(150,106)
Balance – December 31, 2007	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,738,419)**	**$ (589,422)**
Common shares issued:					
-to settle promissory note	14,258,220	1,426	12,832	-	14,258
Capital contribution – accounts payable beyond statute of limitations	-	-	886,958	-	886,958
Net loss December 31, 2008	-	-	-	(621,643)	(621,643)
Balance – December 31, 2008	**14,296,641**	**$ 1,430**	**$ 36,048,783**	**$ (36,360,062)**	**$ (309,849)**
Common shares issued:					
-to acquire Viorra assets	36,000,000	3,600	-	-	3,600
-to acquire Ixora assets	8,000,000	800	545,345	-	546,145
-to settle promissory notes	28,516,356	2,851	47,149		50,000
Net loss December 31, 2009	-	-	-	(15,665)	(15,665)
Balance – December 31, 2009	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,375,727)**	**$ 274,231**
Net loss December 31, 2010	-	-	-	(56,774)	(56,774)
Balance – December 31, 2010	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,432,501)**	**$ 217,457**
Issued for consulting fees	1,000,000	100	24,900	-	25,000
Net loss December 31, 2011	-	-	-	(112,630)	(112,630)
Balance – December 31, 2011	**87,812,997**	**$ 8,781**	**$ 36,666,177**	**$ (36,545,131)**	**$ 129,827**
Issued for consulting fees	40,000,000	4,000	196,000	-	200,000
Net loss December 31, 2012	-	-	-	(183,281)	(183,281)
Balance – December 31, 2012	**127,812,997**	**$ 12,781**	**$ 36,862,177**	**$ (36,728,412)**	**$ 146,546**
Issued for cash	231,900,000	23,190	322,049	-	345,239
Unrealized foreign exchange gain	-	-	8,949	-	8,949
Net loss December 31, 2013	-	-	-	(346,533)	(346,533)
Balance – December 31, 2013	**359,712,997**	**35,971**	**371,193,175**	**(37,074,945)**	**154,201**

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF OPERATIONS

For the years ended December 31	**2013**	2012	2011
UNAUDITED			
Revenues	$ 0	$ 0	$ 0
Expenses			
Cost of sales	0	0	0
Administration	10,149	0	0
Consulting fees	117,250	50,000	25,000
Management fees	64,885	60,000	55,759
Directors fees	19,015	0	0
Travel and entertainment	12,952	0	0
Transfer agent fees	0	1,500	4,303
Product development	92,914	68,225	5,727
Professional fees - lawyer	16,526	0	9,079
Marketing	0	0	0
General and administrative	8,065	3,556	12,762
Total Expenses	341,756	183,281	112,630
Loss Before Other Expenses	(341,756)	(183,281)	(112,630)
Other Expenses			
Interest expense	0	0	0
Foreign exchange	(4,777)	0	0
Loss on disposal of patents and trademarks	0	0	0
Total Other Expenses	(4,777)	0	0
Net Loss Before Taxes	(346,534)	(183,281)	(112,630)
Income taxes	0	0	0
Net Loss	$ (346,533)	$ (183,281)	(112,630)
Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.00)	(0.00
Weighted Average Number of Common Shares Outstanding: Basic and Diluted	243,762,997	92,744,524	87,117,127

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

5

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CASH FLOWS

For the years ended December 31	2013	2012
UNAUDITED		
Cash Flows from Operating Activities		
Net Loss	$ (346,533)	$ (183,281)
Non cash expense – management fee	50,000	50,000
- unearned foreign exchange	8,949	0
Changes in Assets and Liabilities:		
Accounts payable and accrued expenses	15,148	128,225
Consultant fees payable	100,000	0
Net Cash Flows from Operating Activities	(172,436)	(5,056)
Cash Flows from Investing Activities	0	0
Net Cash Flows from Investing Activities	0	0
Cash Flows from Financing Activities		
Common stock issued for cash	345,239	0
Increase in loans from shareholders	14,646	5,066
Net Cash Flows from Financing Activities	359,885	5,066
Net Change in Cash and Cash Equivalents	187,449	10
Cash and Cash Equivalents - Beginning of Year	62	52
Cash and Cash Equivalents - End of Year	$ 187,511	$ 62
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Stock issued to settle promissory notes payable	$ 0	$ 0
SUPPLEMENTAL DISCLOSURE		
Interest Paid	$ 0	$ 0
Income Taxes Paid	$ 0	$ 0
Common shares issued for assets	$ 0	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

These financial statements have been prepared by management without audit

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Offering Circular before making an investment decision with regard to our securities. The statements contained in or incorporated into this Offering Circular that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have limited operating history. Revenues from operations are uncertain and may not be able to be sustained.

We have a limited operating history. From inception we have incurred significant net losses. We have reported a net loss of $[37,074,945] from the date of inception through December 31, 2013. We expect to continue to incur net losses and negative cash flow from operations in the near future, and we will continue to experience losses for at least as long as it takes our company to reach a sales level which will support profitable operations. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

Our lack of sales and operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

The history of our company involves development and marketing of products that have not experienced material sales, to date. We do not have material operating history in our current field, which makes it impossible to evaluate our business on the basis of historical operations. Our history as a company makes it difficult for us to predict future performance. Although this is true for any business, it is particularly true for us because of our limited operating history in our current field of business.

Ms. Pepe and Mr. Adams are key personnel. Loss of either of them could adversely affect our business.

If either Ms. Pepe or Mr. Adams were to die, become disabled, or leave our company, we would be forced to retain individuals to replace them. There is no assurance that we can find suitable persons to replace them if that becomes necessary. We have no "Key Man" life insurance at this time. Ms. Pepe and Mr. Adams have employment agreements with the Company. These employment agreements are attached as an Exhibit hereto.

We are subject to intense competition

We face intense competition, which could harm our business, and we expect competition to intensify in the future. Our market is relatively new, intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to intensify and increase over time as the products that we have developed gain receptivity in the marketplace.

Many of our competitors have substantially more significant resources to devote to innovation and development; and

Almost all of our competitors have longer operating histories, greater name recognition, larger established client bases, longer client relationships and significantly greater financial, technical, personnel and marketing resources than we do.

Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential clients, employees and strategic partners.

Further, our competitors may have technology and the capability to perform services that are equal or superior to ours or that achieve greater market acceptance than ours. We have no patented or other proprietary technology that would limit competitors from duplicating our services. We must rely on the skills of our personnel and the quality of our client service.
Increased competition is likely to result in price reductions, reduced gross margins additional marketing expenses and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to compete successfully against existing or future competitors.

If we fail to remain competitive, then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business.

We are potentially subject to unknown regulations

From time to time, bills which attempt to regulate various aspects of our business are introduced in Congress and various state legislatures. We expect that such bills will continue to be introduced from time to time. However, we have no way to predict whether any law relating to the internet which may ultimately be enacted in the future will have an adverse impact on our operations or business plan. Governmental regulation may adversely impact our ability to achieve sustained profitability.

Demand for our products cannot be predicted

While we believe that there is considerable potential demand for our services, there is no way to estimate the amount of demand or the potential revenue that we can realize in any given time period. Likewise, we cannot estimate how quickly or efficiently demand will result in any particular level of revenue or income for us.

Risks Related to Our Common Stock

We may conduct further offerings in the future in which case investors' shareholdings will be diluted.

Since our inception, we have relied on sales of our common stock to fund our operations. We have signed a certain investment agreement with Macallan Partners, for up to $5,000,000 through sales of our common stock. Such investment agreements grant the investors the ability to buy a substantial number of shares of common stock of the Company in this Offering at a price that is at a discount to the market price. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors' percentage interests in us will be diluted. The result of this could reduce the value of current investors' stock.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC's penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are persons with assets in excess of $5,000,000 (excluding the value of such person's primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, our stockholders will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTCBB is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Trading in our common stock on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Bulletin Board. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Macallan Partners will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Macallan Partners pursuant to the Macallan Partners Investment Agreement will be purchased at a 75% discount to the lowest trading price of our common stock during the ten (10) consecutive trading days immediately before Macallan Partners receives our notice of sale. Macallan Partners has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price, and may do so. If Macallan Partners sells the shares, the price of our common stock could decrease. If our stock price decreases, Macallan Partners may have a further incentive to sell the shares of our common stock that it holds. These sales may have a further impact on our stock price.

Your ownership interest may be diluted and the value of our common stock may decline by exercising the put right pursuant to the Macallan Partners Investment Agreement.

Pursuant to the Macallan Partners Investment Agreement, when we deem it necessary, we may raise capital through the private sale of our common stock to Macallan Partners at a price equal to a seventy-five percent (75%) discount to the lowest traded price of the Shares during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan Partners of a put notice (as provided for in the Investment Agreement), or a seventy-five percent (75%) discount to the closing bid on the day of the put notice, whichever is lower. Because the put price is lower than the prevailing market price of our common stock, to the extent that the put right is exercised, your ownership interest may be diluted.

Certain restrictions on the extent of puts and the delivery of advance notices may have little, if any, effect on the adverse impact of our issuance of shares in connection with the Macallan Partners Investment Agreement, and as such, Macallan Partners may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.

Macallan Partners has agreed, subject to certain exceptions listed in the Macallan Partners Investment Agreement, to refrain from holding an amount of shares which would result in Macallan Partners or its affiliates owning more than 4.99% of the then-outstanding shares of our common stock at any one time. These restrictions, however, do not prevent Macallan Partners from selling shares of common stock received in connection with a put, and then receiving additional shares of common stock in connection with a subsequent put. In this way, Macallan Partners could sell more than 4.99% of the outstanding common stock in a relatively short time frame while never holding more than 4.99% at one time.

USE OF PROCEEDS

We will receive proceeds from the sale of securities pursuant to the Macallan Partners Investment Agreement. The proceeds received from any "Puts" tendered to Macallan Partners under the Macallan Partners Investment Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering. If you invest in Common Stock, your shares will be diluted to the extent of the difference between the offering price per share of the Share, and the pro forma net tangible book value per share of our Common Stock after the Offering.

Our pro forma net tangible book value as of December 31, 2013, was $[BOOK VALUE], or $[PER SHARE BOOK VALUE] per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of outstanding shares of our Common Stock.

After giving effect to the sale of 454,545,450 Shares of our Common Stock in this offering at a price of $0.011 or such price as may be determined pursuant to the Macallan Partners Investor Agreement (which, as of December 31, 2013, would have been $[DEC PRICE]), and after deducting estimated offering expenses of $15,000, payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of December 31, 2013, would have been approximately $[________] or $[_________] per share of our Common Stock.

This amount represents an immediate increase of our pro forma net tangible book value of $[_____] per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $[_______] per Share to new investors purchasing the Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor.

The dilution associated with the offering is as follows:

	Offering	[_25%_] shares issued	[_50%] shares issued	[100%] shares issued
Offering price	$0.011	$ 0.011	$ 0.011	$ 0.011
Net Tangible Book Value Before Offering (per share)	$	$	$	$
Net Tangible Book Value After Offering (per share)	$	$	$	$

Dilution per share to Investors	$	$	$	$
Dilution percentage to Investors	%	%	%	%

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the officers of the Company, through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

The Shares will also be sold pursuant to the Macallan Partners Investment Agreement. Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $5,000,000 of our common stock over a period of up to thirty-six (36) months while this offering is effective. From time to time during the thirty-six (36) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than two hundred percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a seventy-five percent (75%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a seventy-five percent (75%) discount to the lowest bid price on the day of the put notice, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Circular.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment/ See, "Risk Factors."

The Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Delaware and with such other state securities regulatory authorities as we may determine from time to time.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 454,545,450 Shares of our Common Stock in this Offering at an offering price of $0.011 will be approximately $4,850,000 after deducting our estimated offering expenses of approximately $15,000.

We intend to use the net proceeds of this offering primarily to develop additional revenue generation opportunities, and seeing acquisition opportunities within our current business field.

Specifically, assuming gross proceeds to the Company of approximately $5,000,000. We anticipate allocating the proceeds to the following uses

$2,500,000 will be allocated towards it medical marijuana initiatives which will involve funds allocated to possible joint venture or acquisitions in the medical marijuana industry.

$2,000,000 will be allocated towards its Cancer drug testing program which will involve phase I clinical trials

$1,000,000 will be allocated towards marketing of its over the counter products including "Viorra", a product to naturally help treat FSAD and lack of sexual desire and lubricity in woman.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, and contractual obligations or limitations and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements. When used in this Offering Circular or in any other presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "project," "plan" or "continue," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Offering Circular are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

DESCRIPTION OF BUSINESS

Overview

Easton Pharmaceuticals Inc. is a Wyoming corporation, which was formed on March 30, 1998. Our offices are located at 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6. Our phone number is (416) 619-0291.

Easton Pharmaceuticals, Inc (the "Company") (formerly LAM Industries, L.A.M. pharmaceuticals) was initially formed as L.A.M. Pharmaceutical, LLC (the "LLC") on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company's common stock. The stock exchange between the Company and the members of the LLC was considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company. In 2009 the Company reorganized and changed its name to LAM Industries, Inc.

In mid 2008 Easton Pharmaceuticals Inc. (formerly LAM Industries, L.A.M. Pharmaceuticals) suspended any further research and development or commercialization efforts for products based on the L.A.M. Pharmaceutical's. IPM TM technology. This asset was the basis of L.A.M. Pharmaceutical's IPM Wound Gel and delivery system, and other various L.A.M. Pharmaceutical's products. This technology involved the use of the L.A.M. Pharmaceutical's Ionic Polymer Matrix TM technology (L.A.M. IPM TM) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents. In 2008 the prior Easton Pharmaceuticals (formerly LAM) Board of Directors reviewed strategic alternatives regarding the L.A.M. IPM TM and its patented IPM Wound Gel assets including but not limited to sale, licensing, abandonment or future product development.

In 2008, Easton Pharmaceuticals (formerly LAM) agreed to divest L.A.M. IPM TM and its patented IPM Wound Gel assets, and concurrently entered into "negotiations" to acquire the remaining assets and know how of Ixora Bio Medical Company Inc. ("IXORA") and Viorra Bio Medical Inc. ("VBMI") together with the VDM technologies and other assets. Easton Pharmaceuticals (formerly LAM) subsequently replaced the original delivery system in favor of the acquired Viorra proprietary delivery technology "VDM". "The Company believes the VDM delivery system can provide superior efficacy for the successful commercialization of the company's pipeline of development products including, but not limited to Viorra, a topical aid in Female sexual arousal disorder FSAD".

Easton Pharmaceuticals (formerly LAM) is the owner and developer of a proprietary trans dermal delivery technology (Viorra Delivery Matrix or "VDM") that management believes will be commercialized to transport various medicinal ingredients in vivo. The combination of the delivery technology and active ingredients together will be developed and commercialized for marketing clearance and sale on a global basis. Active ingredients include, or will include a combination of generally recognized as safe ("GRAS") additives, approved cosmetic ingredients or approved drugs (the combination of the VDM trans dermal delivery matrix and any drugs are not currently approved or cleared in any jurisdiction). The Company's products are currently in various stages of commercialization: basic research; proof of concept research; development; and, commercialization. Product commercialization and sales are currently focused on the Company's product, "Viorra", an aid to the relief of female sexual arousal disorder (FSAD). The Company has not recognized material sales of Viorra or VDM-based products to date.

History
Past and Present Product Development

Prior to the acquisition of VBMI and the remaining assets of IXORA the company's corporate objectives were to develop, market and license wound healing and transdermally delivered drugs, therapeutic preparations and cosmetics for the ethical-prescription, over-the-counter and cosmetic markets, using L.A.M. Pharmaceutical Ionic Polymer Matrix TM technology ("L.A.M. IPM™"). It was the Company's intention to seek out corporate alliances and co-marketing partnerships where other drugs and topical products could be enhanced by the L.A.M. IPM TM technology. Easton Pharmaceuticals (formerly LAM)'s intention was to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that it believed would fit within the overall objective. Since incorporation in 1999 the Company raised approximately $18 million for research and development to commercialize its main pipeline of products.

In December of 1997, Easton Pharmaceuticals (formerly LAM) granted an exclusive worldwide license to IXORA with rights granted for the marketing, sale and distribution of certain transdermal treatments for male and female sexual dysfunction. Easton Pharmaceuticals (formerly LAM) received licensing, milestone, and other fees and payments of approximately $1,050,000 plus 2,025,000 common shares of IXORA; the consideration paid in shares of IXORA represented at that time 45% of the then outstanding share capital of IXORA.

Under terms of the IXORA license agreement Easton Pharmaceuticals (formerly LAM)'s obligation were to protect and bear the cost of defending the corresponding patent rights and IXORA's obligations related to reimbursing Easton Pharmaceuticals (formerly LAM), or to directly pay for: identified and qualifying costs of research and development including clinical studies determined necessary to complete regulatory filings in the US and other jurisdictions and various regulatory agencies that regulate the marketing and sale of the products; and, cost related to patent procurement and maintenance costs of the underlying intellectual property. The agreement had a term of 99 years and the following termination provisions:

(a) Ixora failed to pay any money due under the contract, but only in the event that the amount due remains outstanding 60 days after receipt of written notice from us that the amount is due, or

(b) Either party becomes bankrupt or insolvent, or

(c) Either party failed to observe, perform or keep any of the material covenants, provisions, stipulations, representations and conditions contained in the contract and that the breach had not been cured within 60 days after receipt by the defaulting party of notice of such breach

Under the terms of the licensing agreement IXORA was responsible for the manufacturing of the product, to ensure that the IPM was manufactured in accordance with the Good Manufacturing Practices (GMP) and that the product performs to its specifications. Under the terms of the agreement EASTON PHARMACEUTICALS (FORMERLY LAM) would receive the following royalties on sales under the agreement from IXORA:

- 9% of all net sales of licensed products approved by the FDA and for which the patent rights had not expired.

- 6.5% of all net sales of all licensed products which do not require FDA approval and for which the patent rights had not expired.

- 4.5% of all net sales of all licensed products for which the patent rights had expired or were shown to be invalid.

Easton Pharmaceuticals Inc. (formerly LAM) and Ixora Bio Medical Company Inc. confirm that the exclusive worldwide license L.A.M. Pharmaceuticals previously granted to Ixora was cancelled. Ixora is no longer utilizing the previously licensed patented L.A.M. IPM™ which were divested of by L.A.M Pharmaceuticals in late 2008

On Apri115, 2002, EASTON PHARMACEUTICALS (FORMERLY LAM) obtained clearance from the United States Food and Drug Administration ("FDA") of its Section 510(k) pre-market notification of intent (number K020325) to market its proprietary L.A.M IPM Wound Gel™. Limited commercial sales of this product began in August 2002. The customer base was primarily derived from wound care professionals and centers, doctors, nurses, hospitals and individual sales through the Internet.

On November 12, 2003 EASTON PHARMACEUTICALS (FORMERLY LAM) entered into an exclusive distribution agreement with Verus S.A. de C.V. ("Verus") to distribute our L.A.M IPM Wound Gel™ in several South American, Central American and Caribbean countries. Under the terms of the agreement the financial and other obligations of the parties were to commence when Verus receives marketing authorization from regulatory authorities in at least one of the countries and was to continue for at least one year from such date. The agreement term was extended, without a specified term on a non-exclusive basis upon the expiration of the initial term and was agreed to continue to be extended unless terminated by the delivery of notice, one party to the other with thirty days written notice. EASTON PHARNIACEUTICALS (FORMERLY LAM) had the right to terminate the agreement with Verus at anytime. To date, EASTON PHARMACEUTICALS (FORMERLY LAM) has not received any payments under this agreement. Consequently the company made the decision to terminate the agreement and relationship with Verus. EASTON PHARMACEUTICALS (FORMERLY LAM)'s marketing plans related to licensed products, distribution agreements and products currently commercialized or in its pipeline are in the process of being revised and developed. EASTON PHARMACEUTICALS (FORMERLY LAM) has received minimal orders for our product to date from the above distributors and will only receive payments to the extent that sales are made to the distributors. EASTON PHARMACEUTICALS (FORMERLY LAM) tried but failed to finalize any other successful partnership agreements for overseas distribution of the EASTON PHARMACEUTICALS (FORMERLY LAM) IF products. It was the Company's intent to sell its wound care products to various hospitals, wound healing centers, physicians, nurses and individuals in the USA through the Internet.

In late 2004 EASTON PHARMACEUTICALS (FORMERLY LAM) made an application to have its L.A.M. IPM Wound Gel qualify for Medicare reimbursement. In 2005 the application as a drug was rejected by the FDA and was subsequently refused for Medicare reimbursement. This meant that patients could not claim to have the costs of the wound gel reimbursed and the cost of the product would be paid directly by the patient without any subsidy by Medicare, or other payors. This was considered a material setback to the Company's commercialization efforts as most of its products were considered expensive and unlikely to be paid for directly by patients. The Company subsequently made the decision to attempt to reformulate and alter the product to satisfy certain deficiencies illuminated by the Medicare and FDA review, and to wait the required 5 year period in order to be eligible to reapply for full Medicare reimbursement. EASTON PHARMACEUTICALS (FORMERLY LAM) subsequently hired consultants who were directly involved in the initial development of the L.A.M IPM Wound Gel TM and who were directly responsible for obtaining its 510K approval by the FDA to complete the reformulation efforts. In 2006 the Company's then President Joseph Slechta passed away. This was an additional material setback to the Company, which included the loss of valued relationships nurtured forward by Mr. Slechta. In the fall of 2008, the board of directors of EASTON PHARMACEUTICALS (FORMERLY LAM) made the decision to divest itself of its L.A.M IPM Wound Gel and transdermal delivery system.

EASTON PHARMACEUTICALS (FORMERLY LAM) was subsequently dependant on its sole remaining partnership and hired consultants, to take over the work from its founders and principles. The decision was subsequently made to attempt to acquire the VDM technology and to try to acquire the technology and other assets of IXORA and VBMI.

As of June 2008 there were no revenues related to the L.A.M IPM™ based products. In the third quarter of 2008 EASTON PHARMACEUTICALS (FORMERLY LAM)s then current board of directors decided to divest the L.A.M IPMTm based assets and all products encompassing the L.A.M IPMtm delivery system. Concurrently with the divesting of the L.A.M IPM-based assets EASTON PHARMACEUTICALS (FORMERLY LAM) entered into negotiations to acquire all of the remaining assets and know how of IXORA and VBMI, including the proprietary VDM delivery system and line of products and products in development (the "VDM and Ixora Products"). Completion of the acquisition of IXORA and VBMI and VDM Products was dependent upon the restructuring of EASTON PHARMACEUTICALS (FORMERLY LAM)s capital structure including debt (promissory notes) and common stock, and other conditions of all parties.

The acquisition of the remaining assets and know how of VBMI and IXORA, including the VDM Products closed on 25th June, 2009 and 10th August, 2009 respectively, following completion of the conditions precedent to closing. The VDM Products are in various stages of development and commercialization, and we have not yet attempted to obtain clearance to market and sell products in the United States for any of the VDM Products nor attempted to market products that may not require approval. As a result, to date EASTON PHARMACEUTICALS (FORMERLY LAM) has not generated material revenues from the sale of products and expects to incur losses until sufficient revenues are earned from the sale of first product to operate on a net profit basis. Management believes that the first product that will be available for sale will be "Viorra", to be marketed as a cosmetic gel to aid in the alleviation of Female Sexual Arousal Disorder "FSAD". EASTON PHARMACEUTICALS (FORMERLY LAM) will conduct research, development and commercialization on a pipeline of products derived from the VDM technology.

On June 25, 2009, EASTON PHARMACEUTICALS (FORMERLY LAM) purchased 100% of the Assets and know how from Viorra Bio Medical Inc., a private Canadian Company, for a total of thirty six million (36,000,000) shares of EASTON PHARMACEUTICALS (FORMERLY LAM) restricted common stock (the "Purchase Price" or the "Shares"). The shares were issued to non-US. persons. These shares were issued pursuant to an exemption from registration requirements under Section 4(2) and exemptions provided under Regulation S ("Reg. S") of the Securities Act of 1933

On August 11, 2009 EASTON PHARMACEUTICALS (FORMERLY LAM) purchased the remaining assets and know how from Ixora Bio Medical Company Inc. a private Delaware Company for consideration of eight million (8,000,000) shares of EASTON PHARMACEUTICALS (FORMERLY LAM) restricted common stock (the "Purchase Price" or the "Shares"). These shares were issued pursuant to an exemption from registration requirements under Section 4(2) and exemptions provided under Regulation S ("Reg. S") of the Securities Act of 1933. This acquisition resulted in EASTON PHARMACEUTICALS (FORMERLY LAM) owning 100% of the assets of Ixora Inc. Immediately prior to the acquisition of the IXORA assets, EASTON PHARMACEUTICALS (FORMERLY LAM) owned approximately 12% of the common stock of Ixora

On September 4, 2009, a total of 14,258,220 (fourteen million two hundred and fifty eight thousand two hundred and twenty) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

On November 02, 2009, a total of 14,258,220 (fourteen million two hundred and fifty eight thousand two hundred and twenty) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

On December 09, 2009, a total of 14,258,166 (fourteen million two hundred and fifty eight thousand one hundred and sixty six) common shares were issued pursuant to the conversion of convertible promissory notes dated June 11, 2006.

During the 4th quarter of 2012, the Company issued 40,000,000 restricted shares to consultants valued at $0.005 per share. 25% of the shares were considered earned as of December 31, 2012 with the remaining 75% to be earned in equal installments over the next 3 years.

The company has maintained its corporate head office at 425 University Av., Suite 601, Toronto, Ontario, previously at 375 University Avenue, Suite 500, Toronto, Ontario, Canada. M5G 1T6

Product and Market Overview

For many years, lotions, creams, suspensions and solutions of various natural (herbal) and therapeutic (drug) substances have been applied to the skin. When it comes to treating pain, sexual dysfunction and other disease states that emanate from structures of the body below the skin, topical therapy is not effective unless the therapeutic agent can cross the outer layer of the skin (stratum corneum) which acts as a protective barrier. This layer consists of numerous dead cells and cells in transition, which collectively forms an effective barrier to penetration of substances, such as bacteria, in the air or in water. Thus the stratum corneum plays an important role in protecting the body from invasion by harmful substances.

It is this same protective role, which has posed a major challenge over the years regarding devising a mechanism that can effectively permit the stratum corneum to allow therapeutic substances to be delivered to structures within the body.

EASTON PHARMACEUTICALS (FORMERLY LAM)'s scientists discovered that certain molecules called polymers possessed strong electrical charges which, when combined with other polymers of a specific electrical charge, are able to effectively help transport agents through the outer layers of the skin. In addition, these molecules are able to attach or surround other molecules such as therapeutic molecules and carry them within a matrix through the outer layers of the skin EASTON PHARMACEUTICALS (FORMERLY LAM)'s scientists recognized that these discoveries would be of great significance in regard to the delivery of therapeutic agents.

EASTON PHARMACEUTICALS (FORMERLY LAM)'s research indicates that its proprietary technology is capable of combining in a matrix, in a novel manner, certain ingredients that are well established and generally regarded by the public, the regulatory authorities and pharmaceutical industry as safe "GRAS", or (Generally Recognized As Safe). When combined with other therapeutic ingredient, we believe that the VDM technology allows the delivery of greater amounts of therapeutic ingredients to the target area than may otherwise be possible.

All cosmetic and drug products are regulated in the United States by the FDA, and in other jurisdictions by various other regulatory authorities. We believe Viorra's stretch mark and scar product line currently in development would be considered a Class I device in the US, and may be less regulated in other jurisdictions. Class I devices are subject to "general controls". This is the lowest level of FDA control of medical devices that focuses on basic factors such as quality regulation. In foreign countries our products may be regulated by regulatory authorities similar to the FDA, and each such foreign regulatory authority may impose its own regulations on us which can be different or more difficult and costly to comply with than FDA regulations.

We believe that the products we are developing, will be classified as cosmetics or Class I medical devices. Products classified as cosmetics may be marketed and sold in the US without FDA approval. Drugs are not cosmetics and those, as well as OTC drugs, must be marketed following FDA regulations and/or approvals in the United States. Before human testing can begin with respect to a new drug in the United States, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.

We believe that our VDM technology, when used with prescription drugs, or with currently approved OTC drugs will be regulated as a new drug and will require approval by the FDA. Conversely, we believe that the VDM delivery technology, when used as a cosmetic can be marketed without prior approval.

EASTON PHARMACEUTICALS (FORMERLY LAM) has previously performed evaluations of a limited number of IPM/drug formulations, including formulations incorporating diclofenac and dimenhydrinate. Diclofenac is a non-steroidal anti-inflammatory medicine used in this formulation to help relieve some symptoms of arthritis, such as inflammation, swelling, stiffness, and joint pain. We have not performed any studies on the safety and efficacy of products containing these ingredients. Our preferred course for these formulations is to negotiate licensing agreements and/or joint ventures with larger pharmaceutical companies, which have the financial resources to fund the research and/or clinical trials necessary to complete the development of our products.

If in the future the results of any clinical trials involving these formulations are promising, we may then be in a position to negotiate licenses, which would generate sufficient revenue to allow EASTON PHARMACEUTICALS (FORMERLY LAM) to exploit the VDM technology using a variety of other drugs. It should be emphasized that a number of risks may be associated with this approach. In addition, more clinical studies may be requested by a potential licensee before it is willing to enter into an agreement. Any further clinical studies, as defined by the FDA, will not be performed without partnering.

Our objective is to raise sufficient capital to enable us to sustain ongoing research, marketing and administrative overhead as well as to enable us to undertake the work necessary to obtain clearances to market and sell our products if required, and to license certain products to third parties.

We believe that the longer we are able to fund development and the clinical trials for certain products and thereby establish their safety and efficacy, the greater their value will be to a potential licensee given the reduced risk of failure. Consequently, we believe that the longer we retain sole ownership of those products the greater will be our bargaining position with prospective licensees and strategic alliance partners. Indeed, the industry places incrementally larger different values on drugs as they progress through the clinical trials required by the FDA.

We plan to market our products in any country where a suitable market exists and which has approved our products for sale. The Company's current focus is serve the healthcare market in the USA and Canada and are in the process of entering Mexico, and select South American markets. We will continue to analyze and review our options to market and sell the Company's products in China As resources become available the Company will continue to review opportunities in other countries and will enter these countries as appropriate.

Current Product Pipeline

The following section describes the history and future intentions of the products under current development by the Company

Female Sexual Arousal Dysfunction

EASTON PHARMACEUTICALS (FORMERLY LAM)'s first product Viorra for women is the first product using EASTON PHARMACEUTICALS (FORMERLY LAM)'s priority VDM technology and is designed primarily to address the deficiencies in women experiencing FASD, which is often associated with postmenopausal problems that may inhibit their intimate relationships. Specifically, Viorra , using VDM technology acts to either eliminate or significantly minimize post-menopausal symptoms including vaginal dryness, pain during intercourse, while improving feeling and sensation.

Management believes that the VPM is a cosmetic and it is not pursuing any specific new chemical entity or other pharmaceutical drug claims for Viorra or VDM technology at this time. The product uses substances, like niacin, that have been approved and found safe by the regulatory authorities for many applications.

Future Products

The acquired Viorra VPM technology is planned to be incorporated into a broad pipeline of EASTON PHARMACEUTICALS (FORMERLY LAM) products. The VDM gel can be safely used over large areas of skin, making it ideal for use as a cosmetic-based delivery system in various applications for the skin.

Cosmetics are a multi-billion dollar a year industry that do not require FDA approval prior to marketing, although cosmetics must be safe, contain appropriate cosmetic ingredients and be labeled properly. In addition to the primary market focus of adding in the treatment of FASD, the VDM technology is an ideal carrier of many active ingredients and supplements that may be useful in treating or as aids to treatment of a variety of skin conditions including but not limited: to scarring alleviation, wound healing, cellulite reduction reducing the severity of stretch marks, varicose veins, relief of general skin dryness, and moisturization. The VDM technology is appealing to users as a carrier of other active cosmetic ingredients particularly because it is quite viscous and contains non-staining and non-irritating ingredients.

OTC drug products marketed in the United States can make cosmetic claims as well as therapeutic claims and are intended to treat or prevent disease. Examples of such products include, but are not limited to, anti-dandruff shampoos; sunscreens; make-ups, moisturizers and skin care products that contain sunscreen, skin protectant or acne claims; products that make breath-freshening or whitening claims; antiperspirants that contain deodorant claims; and anti-microbial soaps. These products must comply with the FDA Monographs for OTC drugs products.

As a cosmeceutical, a combination of future OTC drug and a cosmetic products, the Viorra proprietary matrix can be used for a variety of topical and other uses. These include use with certain antibiotic first aid products, antifungal drugs, dandruff dermatitis and psoriasis control products, external analgesics, skin protectant-type products, such as for poison ivy and fever blisters and cold sores, first aid antiseptics, and anorectal products. Other products may also be developed from the VDM technology as determined by senior management, science team and board of directors based on an interdependent analysis of efficacy, development cost and market potential.

EASTON PHARMACEUTICALS (FORMERLY LAM) is currently reviewing the ability to manufacture its pipeline of products which encompasses the VDM proprietary matrix delivery system with certain contract manufacturing companies based in the USA. No studies have been performed regarding the new products although recent product safety and efficacy internal tests appear to be promising EASTON PHARMACEUTICALS (FORMERLY LAM) expects to incur costs associated with obtaining regulatory clearance prior to the introduction of these products to market. Such costs would include clinical trials/studies and consulting fees for a 510(k) application as a Class I medical device. Any application to the FDA will be submitted only when we have completed the clinical validation trials for the product.

Government Regulation

All of the EASTON PHARMACEUTICALS (FORMERLY LAM) products will be regulated in the United States under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public Health Service Act, and the laws of certain states. The FDA exercises regulatory control over drugs manufactured and/or sold in the United States, including those that are unapproved.

We believe that some of the products currently in the research and development pipeline will be subject to Class I or Class II medical devices while others will be able to marketed using cosmetic classifications as described by the FDA.

It is also possible that the proprietary VDM technology, when used with approved or unapproved prescription drugs or biologics, may be regulated as a combination unapproved new drug and medical device, in which case it would be subject both to medical device and new drug regulation. It is also possible that the use of the VDM technology with a monographed OTC drug could render the product an unapproved new drug, which would mean that the product is subject to new drug application approval requirements before marketing. We intend to seek out partners for any products which require new drug applications and will rely on our partners to pursue any regulatory application in regards to these products.

Brief descriptions of the FDA classifications are as follows:

Cosmetics

Cosmetics are generally the least regulated by the FDA compared to other products subject to the FD&C Act. The legal distinction between cosmetics and drugs is typically based on the intended use of the product, which is normally discerned from its label or labeling. Cosmetic products are those intended for cleansing, beautifying, promoting attractiveness, or altering appearance whereas drugs are those intended for diagnosis, cure, mitigation, treatment, or prevention of disease, or that affect the structure or any function of the body.

A claim suggesting that a product affects the body in some "physiological" way usually renders the product a drug - even if the effect is temporary. However, claims that a product affects appearance through a "physical" effect are generally considered cosmetic claims. The FDA's rationale for this distinction is that a claim of a physiological effect is a claim that the product "affects" the structure or function of the body, which is one element of the statutory definition of a drug. A claim indicating that products effects are on the surface of the skin can be a cosmetic claim.

Although cosmetics may be marketed without FDA approval, in order to be marketed lawfully as a cosmetic, the product must be properly labeled and each ingredient and each finished cosmetic product must be adequately substantiated for safety prior to marketing.

Products which are not cosmetics, and are marketed in the United States, must either comply with specified OTC drug regulations (monographs) or be specifically approved through the New Drug Application (NDA) or biologic licensure process.

Medical Devices

The FDA may choose to regulate certain uses of the proprietary VDM technology as a medical device if it determines that the mechanism by which the VDM technology exerts its effects meets the defined requirements of a medical device. A medical device is a product that, among other requirements, does not achieve its primary intended purposes through chemical action within or on the human body and is not dependent upon being absorbed to achieve its primary intended purpose.

Medical device regulation is based on classification of the device into three classes, I, II, or III. The three classes are based on the degree of control necessary to assure the various types of devices are safe and effective. Device classification depends on the intended use of the device and also upon indications for use. In addition, classification is risk based, that is, the risk the device poses to the patient and/or the user is a major factor in the class it is assigned. Class I medical devices present minimal potential for harm to the user and are often simpler in design than Class II or Class III devices. 47% of medical devices fall under Class I category and 95% of these are exempt from the regulatory process. 43% of medical devices are Class II devices. Class III medical devices usually sustain or support life, are implanted, or present potential unreasonable risk of illness or injury. 10% of medical devices fall under Class III category.

Section 510(k) of the Food, Drug and Cosmetic Act requires those device manufacturers who must register to notify FDA their intent to market a medical device. This is known as Premarket Notification (PMN) or 510(k). Under 510(k), before a manufacturer can market a medical device in the United States, they must demonstrate to FDA's satisfaction that it is substantially equivalent (as safe and effective) to a device already on the market. If FDA rules the device is "substantially equivalent," the manufacturer can market the device. Only a small percentage of 510(k) s require clinical data to support a marketing clearance by the Food and Drug Administration (FDA).

OTC Drugs

OTC drugs generally are defined as those drug products that can be used safely and effectively by the general public without seeking treatment by a physician or other health care professional. Thus, they do not require a prescription by a health care professional and are available at retail establishments. An OTC drug may be marketed without FDA approval if it conforms to a particular product monograph as described below and otherwise meets the requirements of the FD&C Act.

OTC monographs list active ingredients, their dosage levels, and uses (claims) for which OTC drug products are considered generally recognized as safe and effective for specific use and are not misbranded If a particular level of an active ingredient and claim are allowed by a monograph, then a manufacturer may market a product containing that ingredient and bearing that claim without specific FDA approval, subject to compliance with other requirements of the monographs and FD&C Act, including labeling, drug registration and listing, and manufacturing obligations. With regard to labeling, the regulations require certain language for statement of identity, net contents, adequate directions for use, and name and address of the manufacturer, and their placement on the finished package, as well as additional warning statements when relevant to the product. All OTC manufacturers must register their establishments with the FDA and submit to the FDA a list of products made within five days after beginning operations, as well as submit a list of products in commercial distribution. The FDA must inspect all registered establishments at least every two years and OTC drug products must be manufactured in accordance with CGMP regulations. If the FDA finds a violation of CGMPs, it may enjoin a company's operations, seize product, or criminally prosecute the manufacturer.

If a drug product does not conform to a particular OTC monograph, then typically a New Drug Application must be reviewed and approved by the FDA prior to marketing. Unlike prescription drugs, OTC drugs must bear adequate directions for safe and effective use and warnings against misuse.

<u>New Drug Applications and Biologic License Applications</u>

New drugs and products that are not cosmetics or devices and that are not covered by an OTC monograph must be approved by the FDA prior to marketing in the United States. Pre-clinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required by the FDA in order to establish product safety and efficacy.

The first stage of evaluation, pre-clinical testing, must be conducted in animals. After safety has been demonstrated, the test results are submitted to the FDA (or a state regulatory agency) along with a request for authorization to conduct clinical testing, which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed study, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of human subjects under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to continue to test the products safety and also its efficacy, i.e. its ability to treat or prevent a specific disease. If the results appear to warrant further studies, the data are submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new drug are submitted to the FDA as part of a New Drug Application (NDA).

Biological drugs are subject to Biologics License Applications (BLAs), not NDAs as are other drugs. Biological drugs are a subset of "drug products" distinguished by their manufacturing process (biological vs. chemical process). A biological drug is any virus, serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product applicable to the prevention, treatment, or cure of diseases or injuries. They must be safe, pure and potent. Generic competition does not exist for biologics, as it does for other drugs. Biological drugs are generally subject to the same testing, manufacturing, distribution, marketing, labeling, advertising and other requirements for other drugs.

To the extent that all of the manufacturing process for a product is handled by an entity other than EASTON PHARMACEUTICALS (FORMERLY LAM)., the manufacturing entity will be subject to inspections by the FDA and by other federal, state and local agencies and must comply with FDA GMP requirements. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full compliance.

EASTON PHARMACEUTICALS (FORMERLY LAM) may undertake itself or through partners, extensive and costly clinical testing to assess the safety and efficacy of product derived in combination with the VDM technology. Failure to comply with FDA guidelines regulating such testing can result in delay, suspension or cancellation of testing, and refusal by the FDA to accept the results of the testing. In addition, the FDA may suspend clinical studies at any time if it concludes that the subjects or patients participating in trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any of our drug delivery systems to be safe or effective or that data derived from any testing will be suitable for submission to the FDA.

The clinical studies prior to seeking marketing clearance required by European regulatory authorities before our systems can be marketed in Western Europe are similar to those in the United States. First, appropriate pre-clinical laboratory and animal tests must be done, followed by submission of a clinical trial exemption or similar documentation before human clinical studies can be initiated. Upon completion of adequate and well-controlled clinical studies in humans that establish that the drug is safe and efficacious, regulatory approval of a Market Authorization Application must be obtained from the relevant regulatory authorities. As with the FDA review process, there are numerous risks associated with the Market Authorization Application review. Additional data may be requested by the regulatory agency reviewing the Market Authorization Application to demonstrate the contribution of a product component to the clinical safety and efficacy of a product, or to confirm the comparable performance of materials produced by a changed manufacturing process or at a changed manufacturing site.

The process of biologic and new drug development and regulatory approval or licensure requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for other products being developed by us. Authorization for testing, approval for marketing of drugs, including biologics, by regulatory authorities of most foreign countries must also be obtained prior to initiation of clinical studies and marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

There are no assurances that clinical trials conducted in foreign countries will be accepted by the FDA for approval in the United States. Product approval (or licensure in a foreign country) does not mean that the product will be approved or licensed by the FDA and there are no assurances that we will receive any approval or license by the FDA or any other governmental entity for the marketing of a drug product. Likewise, product approval by the FDA does not mean that the product will be approved or licensed by any foreign country.

Product Status

All of our other products are in various stages of development and testing. Viorra, the first female sexual enhancement product is the only product ready to be marketed and for sale upon finalization of marketing and clinical trials. The remaining products and the commercial sale of any of these products may not occur until the middle of 2011, at the earliest. As a result, we expect to incur additional losses for the foreseeable future. Our estimate of the costs associated with future research, development and clinical studies may

be substantially lower than the actual costs of these activities. If our cost estimates are incorrect, we will need additional funding for our research, development and clinical efforts. Please see
our risk factors that discuss our ability to pay the costs of completing our research and development, which can be found at page of this report. There can be no assurance that our products will prove to have any therapeutic or other value.

Research and Development

As part of our ongoing research and development program, we intend to develop and commercialize as many products as possible based on the proprietary VDM technology. Our long-range goal with Board of Directors' approval is to exploit other uses of its matrix delivery system to improve the therapeutic effects and efficacy of various products

Since inception, EASTON PHARMACEUTICALS (FORMERLY LAM) has raised approximately $18 Million that it has used for research and development related to the L.A.M IPM™ technology. EASTON PHARMACEUTICALS (FORMERLY LAM)'s research and development expenditures do not include research and development expenses relating to any of the acquired IXORA's or VBMI's VDM system or other research and development expenditures related to other pipeline products acquired in the VBMI and IXORA asset acquisitions, or corporate expenses accrued in the acquired companies for on-going costs for, among other things: marketing expertise, professional consultants, accounting, regulatory fees, sales costs, and general corporate purposes for which arms length and non-arms-length individuals provided services to the companies in exchange for future consideration. Management estimates that approximately $2.7 million has been expended by Ixora and Viorra to develop and prepare for commercialization of the VDM technology prior to acquisition.

Manufacturers and Suppliers

EASTON PHARMACEUTICALS (FORMERLY LAM) will purchase its supplies of raw materials for the formulation of its all product from various independent supply companies. Several vendors have been identified and these have been determined to be in compliance with any regulatory requirements for manufacture of our products; all future vendors will be chosen using established criteria for selecting quality vendors as accepted by our quality system infrastructure.

Competition

The pharmaceutical industry is highly competitive. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than we do to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson, Smith &

Nephew and others.

Patents and Trademarks

Prior to the current Board of Directors decision to abandon and suspend any further research and development or commercialization efforts for products based on the L.A.M Pharmaceutical's L.A.M. IPM^{TM} technology, in the fall of 2008, EASTON PHARMACEUTICALS (FORMERLY LAM) owned fifteen U.S. patents, nine foreign patents, five U.S. patent applications and numerous international patent applications designating over 100 foreign countries with claims relating to our sustained release delivery matrix system, systems containing drug preparations, uses of the systems for various treatment therapies and addiction therapeutic program. The patents were to expire between 2015 and 2018.

Employees

The Company's business operations currently employs 3 individuals. Of the Company's 3 people, none are full-time employees.

Customers

We have limited customers, at this time.

Facilities

We rent office facilities at 425 University Avenue, Suite 601, Toronto, Ontario, Canada. We believe that the facilities are sufficient for the foreseeable future and do not anticipate leasing any further space, at this time.

Research and Development

During 2012 and 2013 we no amounts on research and development.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

The officers and directors comprise:

Carla Pepe, Age 38
Director, CEO, Secretary

Business Address: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6 Term of office began in September of 2013 and continues through 2014.

John Adams, Age 56
Director, CFO,
President

Business Address: 425 University Avenue, Suite 601, Toronto, Ontario M5G1T6 Term of office began in May of 2013 and continues through 2014.

Kent Deuters, Age 54
COO

Business Address: 2 Lombard Street, West Palm Beach, FL 33401 Term of office began in March of 2014 and continues through 2014.

There are no family relationships between any officers, directors and employees of the Company.

President, Chief Financial Officer – Mr. Adams

JOHN S. ADAMS

A senior executive with 15 years international experience as both a business consultant in various industries. Mr. Adams possesses a securities license while working in the financial services industry. Expertise in medical affairs and clinical research in Europe, specifically OTC product development and specialty women's health products. Good knowledge of international regulatory standards. Strong business orientation with particular strengths in strategic planning, business development, and product evaluation, having secured numerous license deals for Europe and South East Asian territories for Biotechs. Strong experience and knowledge of financial institutions, regulatory agencies, and pharmaceutical protocols.

WORK EXPERIENCE

2010-Present

Lead business consultant to various small private and public companies in North America and Europe towards business development, corporate strategy and sales generation. Provided business and financial consulting services to small companies and organized in organizing, drafting and filing of S1 registration statements.

Curaxis Pharmaceuticals
2002-2010

Director of regulatory affairs, providing regulatory, licensing and marketing strategy. Secured licensing deals and assisted in formulating a clinical trial strategy for its Alzheimer drug.

1995-2002

Dominick & Dominick Securities

Worked as an external Biotech consultant/analyst for brokerage firm, advising on investment decisions in biotech sector, and assisted in raising capital for several start-up biotech companies. Wrote research reports on the biotech sector, with an emphasis on OTC products and biopharmaceutical companies.

IMUTEC PHARMA, Thornhill, Ontario
Associate Director, Clinical Affairs
1991-1995

Directed the global Clinical Development of anti-cancer drugs. Member of the Management Committee and a key participant in new business development, financing activities and strategic planning.

- Assisted in formulating Phase II clinical trials.
- Organized and participated in the Investigators' meetings

- Presented the Company's clinical program to financial institutions, regulatory agencies in Canada, the U.S., and Mexico

Citizenship: Canada / European Union
Bilingual: English/Spanish

Chief Executive Officer and Secretary - Ms. Pepe

Carla Pepe

Sales & Management Executive

Entrepreneurial, international sales and business development executive with 15+ years of extensive experience in Financial Investor Banking, Telecom, Payment Processing, Branding, Loyalty Programs, Travel, Food Industry, and Medicinal Marijuana. Mrs. Pepe is a proven goal-driven, tenacious sales and management executive possessing skills to consistently deliver significant sales within highly competitive markets.

Strong leader with excellent motivational skills to build and sustain new revenue growth momentum, while motivating peak individual performance from sales channels. Exceptional networking skills, effective communicator who takes a consultative sales approach, strong negotiating skills, very resourceful, exceptional problem solving abilities and a keen interest to establish long term relationships with business partners and clients. Aggressively identifies opportunities for accelerated growth and develops go forward tactical business solutions. Highly self-motivated, confident, energetic, and positive.

Specialties

- Business & Legal Contract Negotiations
- International Accounts Acquisition & Management
- Product Enhancement - thinking outside the box
- Vertical Market Specialization & Penetration
- Team Goal Setting, P&L/Budget Management
- Recruiting & Training
- Sourcing/Developing New Business Partners
- Key Account Management

Highlight of Qualifications:

- Over 10 years of successful experience in developing, leading and managing high impact strategic marketing campaigns directed at consumers, business to business, channel marketing and affinity programs
- Strong skills utilizing current market research methodologies and analysis
- Exemplary project management, team leadership, organizational and follow through skills
- Passionate communicator and presenter with a flair for connecting with people of with diverse backgrounds
- Excellent team player with the ability to work independently handling multiple tasks in a fast changing environment
- Solid experience in managing staff members with the ability to inspire, encourage and energize each team member to reach his/her goals
- Exceptional written, verbal, organizational and time management skills
- Successful track record of attaining sales objectives, driving revenue, increasing market share and creating brand awareness
- invaluable experience combining the teamwork of larger corporations with the nimble entrepreneurship of smaller private companies

Chief Operating Officer – Kent Deuters

Kent A. Deuters

Professional Experience:

Easton Pharmaceuticals In & Entourage Media Inc.

Current

- Developed complete investment structure for Medicinal Marijuana build out for new HC license
- Developed go to market strategy for health practioner and patients
- Set up international distribution partners for borderless WIFI device launched by MTREX networks
- Designed and Created numerous corporate branding programs for clients in a variety of industries
- Providing consultation to Saint Cinnamon regarding packaging and distribution sales
- Developed recipes for AB World Foods' lines Pataks and Reggae Reggae
- Designed and produced images of recipes created for AB World foods for brochure distributed at Metro Grocery Stores nationwide and online
- Developed PR strategy for Mad Italian Gelato Bar Providing branding and product development to previous president of Yogurty's for new venture

Deutsche Equity Partners **Current**
Project Partner

- Provided financial banking and investor relation services and consultation to clients
- Delivered several clients seeking public listings for their companies
- Prepared business development memorandums and strategies for clients
- Developed IR/PR marketing strategy targeting investors and institutions
- Provided interface with clients to ensure financial and legal requirements were met to obtain trading status
- Ensured clients understood requirements to support ongoing market growth
- Edited documents to ensure clear, accurate and audience appropriate materials created for publication

Merrihill Group Inc. **Mar. 2003 – Mar. 2009**
Vice President Marketing

- Contracted as consultant to rebrand company
- Completed re-branding and offered full time position to manage all branding, marketing and lead initiatives
- Launched new marketing strategy targeting investors and institutions
- Implemented measurable lead generation program and hired additional sales associates
- Reduced existing client acquisition costs and increased profit margins
- Re-branded and produced marketing materials for numerous clients to attract investment funds
- Edited documents to ensure clear, accurate and audience appropriate materials produced for publication

SMARTNET International **May 2000 – Jan. 2003**
SMARTNET provides customers with value added services that enable them to virtually deploy their own Canadian network.

- Involved from inception, contributed to the development of the company business plan, marketing strategy and launch of services
- Developed all marketing materials and positioned SMARTNET's corporate strategy for market launch/penetration
- Successfully negotiated Frame Access Rates, Local T Rates and Co-Locations Fees
- Sold services to numerous switch-based resellers and carriers in Canada and U.S.A
- Developed and managed relationships with clients, stakeholders and outside agencies

Madison Avenue Communications
Project Partner

- Worked directly with the president and CEO as partners to develop and launch a value added air reward program for Canadian Airlines C Plus members
- Developed with president and CEO a contract to deliver a national long distance service with preferred rates to all C Plus members, who were rewarded with C Plus points redeemable for air travel etc.
- Developed marketing concept to be launched to 3,000,000 members
- Presented program to Canadian Airlines resulting in a signed contract and partnership with launch dates established
- Presented program to Primus Canada President resulting in a signed contract and partnership with launch dates
- Total revenue in excess of $100,000,000 yearly

- Negotiated wholesale supplier rates and commissions with Primus resulting in a dramatic cost savings and significant company revenue

Goldline Telecommunications Inc. **Jan. 1999 – May 2000**
Vice President Sales and Marketing

- Reported directly to the CEO
- Responsible for the design, development and launch of new reseller and consumer products
- Responsible for approval of all corporate label retail and promotional products
- Created and launched a new national network of agents, resellers and distributors that achieved $2,000,000.00 in monthly sales in less than 10 months
- Negotiated and defined all contacts and credit restrictions for National Agency Program
- Developed rate tables for retail connection fee and no connection fee products
- Designed products and P.O.S. material to drive market penetration and awareness

Canquest Communications Inc. **Dec. 1998 – Dec. 1999**
Vice President Sales and Marketing

- Reported directly to the CEO
- Charged with the responsibility to reposition the company image, increase sales, heighten market awareness and help position them for a potential merger or acquisition by a major telecommunications company or carrier
- Delivered prominent resellers with clients including Petro Canada, Shell, Seven Eleven, Beckers, Mac's Milk, Money Mart, Telenet and Shoppers Drug Mart
- Ported from AT&T over 1,000,000 pins increasing revenue by over 600%
- Negotiated and delivered a contract between Canquest, Smartalk and Walmart that electronically linked all Walmart cash registers with Bentonville and Canquest for real time activation and accounting at P.O.S. level, over 140 stores across Canada resulting in increased retail space for product positioning, quicker replenishment of product and real time sales revenue reporting
- Sought out, negotiated and delivered new accounts with Sony Canada, AGFA, Bayer, Music World and The Hudson Bay Company
- Coordinated all card production and promotional materials required

International Telecommunications Services **Jan. 1999 – May 2000**
Acquired by AT&T Canada Prepaid Card
Vice President Sales and Marketing

- Reported directly to the president and CEO
- Accountable for the company's continued growth and success prior to and during the AT&T acquisition
- Responsible for team that developed a value added proposition and signed Master Card to add long distance calling features for 360,000,000 credit cards worldwide, with calls billed directly through card holders monthly statements
- Managed top ten accounts including CTN, Cardinal Voice Card and Channel Telecom, generating 70% of total company revenue
- Assisted resellers with customer presentations, marketing strategies and impact revision on payment and credit terms
- Assisted president of Cardinal Voice Card with their acquisition of Smartalk U.S.A.
- Responsible for planning, leading and implementing all marketing promotional material and trade show booths internationally

Card Caller Canada **Nov. 1994 – May 1996**
Director of Corporate Sales

- Developed new corporate division, which accounted for over 40% of total sales in 12 months
- Negotiated licensing contracts with Warner Brothers Batman Forever, Molson Indy Toronto & Vancouver and BMG Music
- Developed new line of high impact retail products through licensing arrangements, resulting in heightened market awareness, improved product positioning at retail and sales growth of 34%
- Managed all special events and trade shows Internationally
- Guest speaker on Card Marketing at IntelCard World, San Antonio 1996, Telecard World Miami 1996 and Cardex Maastricht Holland 1995

Travelnet Inc. **Feb. 1992 – Oct. 1994**
Co-Founder, Owner

- Launched world's first network marketing travel agency, revolutionizing traditional travel sales
- Negotiated co-operative advertising and commission structures with tour operators and airlines
- Established a reservation centre with 22 full time travel agents
- Facilitated and trained over 8,000 outside referral travel representatives in first 12 months

- Arranged FAM trips for groups of 350 referral representatives per trip with marketing partners including Sandals, Bahamas Tourist Board, Sunquest Vacations, Air Transat and Carnival Cruise Lines
- Developed and designed all promotional materials and marketing concepts
- Developed international franchise opportunities

Travel Deals **Sept. 1989 – Jan. 1992**
Sales Manager

- Reported directly to the president
- Accountable for developing and delivering advertising campaigns to generate inbound calls
- Wrote, produced and shot on location in Dominican Republic a series of six commercials
- Wrote, produced and recorded numerous radio spots
- Responsible for media buys for broadcast and print
- Part of team that negotiated co-op advertising budgets with tour operators and tourist boards utilizing a $3,000,000 annual budget
- Designed and constructed second retail/wholesale location
- Responsible for managing team of 15 sales agents and increasing the conversion ratio from inquiries to sales

Bings' Wings and Things **Jan. 1986 – Sept. 1989**
Owner

- Designed and built a 50 seat restaurant
- Created logo and all marketing materials
- Developed all recipes
- Created clothing line for distribution at restaurant locations
- Negotiated with and provided Yuk Yuk's in Yorkville with food during performances
- Received feature in *Toronto Life Magazine* as one of Toronto's best restaurants three years running

Newton Landry Management Inc. **Apr. 1977 – Dec. 1985**
Actor/Model A.C.T.R.A. (Association Canadian Television Radio Artists) Member

- Starred in two feature films
- appeared as an actor in numerous Canadian and U.S. television shows working with; Walt Disney Productions, Nelvana, ABC Movie of the Week, Roger Corman Productions, Maurice Smith Productions, Wittman Richter Films, CFTO, CBC
- Appeared in over 30 television commercials
- Modeled internationally Spain, Germany and U.S.A.

Volunteer Activities:

Board Member of the Asperger's Society of Ontario	**2003-2004**
German Mills Public School	**2010-2011**
Geneva Centre for Autism Gala	**2012**
The Randolph Academy for the Performing Arts	**2012**
Markham Youth Theatre	**2012**
Event Consultant the Autists	**2012**

Interests:
Painting, tennis, spinning, yoga, natural health, Bouvier Dogs

EASTON PHARMACEUTICALS INC.
(Formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
BALANCE SHEETS

UNAUDITED		December 31 2013		December 31 2012
ASSETS				
Current Assets				
Cash and cash equivalents	$	187,511	$	62
Prepaid expense		100,000		150,000
Total Current Assets		287,511		150,062
Other Assets		549,745		549,745
Total Assets	$	837,256	$	699,807
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable and accrued expenses	$	174,427	$	159,279
Consultants fees payable		410,000		310,000
Total Current Liabilities		584,427		469,279
Other Liabilities				
Due to stockholders		98,628		83,982
Total Liabilities		683,055		553,261

3

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
for the period December 31, 2004 through December 31, 2012

UNAUDITED	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance - December 31, 2004	**21,960**	**$ 3**	**$ 33,240,644**	**$ (33,110,325)**	**$ 130,322**
Capital contribution - Interest expense	-	-	8,315	-	8,315
Stock options granted:					
- Compensation for services rendered	-	-	5,433	-	5,433
Common shares issued:					
- Compensation for services rendered	11,621	1	1,454,035	-	1,454,036
Sale of shares under stock subscription agreements	3,767	-	316,902	-	316,902
Net loss December 31, 2005	-	-	-	(2,251,550)	(2,251,550)
Balance - December 31, 2005	**37,348**	**$ 4**	**$ 35,025,329**	**$ (35,361,875)**	**$ (336,542)**
Common shares issued:					
Compensation for services rendered	1,073	-	123,664		123,664
Net loss December 31, 2006	-	-	-	(226,438)	(226,438)
Balance – December 31, 2006	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,588,313)**	**$ (439,316)**
Net loss December 31, 2007	-	-	-	(150,106)	(150,106)
Balance – December 31, 2007	**38,421**	**$ 4**	**$ 35,148,993**	**$ (35,738,419)**	**$ (589,422)**
Common shares issued:					
-to settle promissory note	14,258,220	1,426	12,832	-	14,258
Capital contribution -- accounts payable beyond statute of limitations	-	-	886,958	-	886,958
Net loss December 31, 2008	-	-	-	(621,643)	(621,643)
Balance – December 31, 2008	**14,296,641**	**$ 1,430**	**$ 36,048,783**	**$ (36,360,062)**	**$ (309,849)**
Common shares issued:					
-to acquire Viorra assets	36,000,000	3,600	-	-	3,600
-to acquire Ixora assets	8,000,000	800	545,345	-	546,145
-to settle promissory notes	28,516,356	2,851	47,149		50,000
Net loss December 31, 2009	-	-	-	(15,665)	(15,665)
Balance -- December 31, 2009	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,375,727)**	**$ 274,231**
Net loss December 31, 2010	-	-	-	(56,774)	(56,774)
Balance – December 31, 2010	**86,812,997**	**$ 8,681**	**$ 36,641,277**	**$ (36,432,501)**	**$ 217,457**
Issued for consulting fees	1,000,000	100	24,900	-	25,000
Net loss December 31, 2011	-	-	-	(112,630)	(112,630)
Balance – December 31, 2011	**87,812,997**	**$ 8,781**	**$ 36,666,177**	**$ (36,545,131)**	**$ 129,827**
Issued for consulting fees	40,000,000	4,000	196,000	-	200,000
Net loss December 31, 2012	-	-	-	(183,281)	(183,281)
Balance – December 31, 2012	**127,812,997**	**$ 12,781**	**$ 36,862,177**	**$ (36,728,412)**	**$ 146,546**
Issued for cash	231,900,000	23,190	322,049	-	345,239
Unrealized foreign exchange gain	-	-	8,949	-	8,949
Net loss December 31, 2013	-	-	-	(346,533)	(346,533)
Balance – December 31, 2013	**359,712,997**	**35,971**	**371,193,175**	**(37,074,945)**	**154,201**

These financial statements have been prepared by management without audit

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF OPERATIONS

For the years ended December 31	2013	2012	2011
UNAUDITED			
Revenues	$ 0	$ 0	$ 0
Expenses			
Cost of sales	0	0	0
Administration	10,149	0	0
Consulting fees	117,250	50,000	25,000
Management fees	64,885	60,000	55,759
Directors fees	19,015	0	0
Travel and entertainment	12,952	0	0
Transfer agent fees	0	1,500	4,303
Product development	92,914	68,225	5,727
Professional fees - lawyer	16,526	0	9,079
Marketing	0	0	0
General and administrative	8,065	3,556	12,762
Total Expenses	341,756	183,281	112,630
Loss Before Other Expenses	(341,756)	(183,281)	(112,630)
Other Expenses			
Interest expense	0	0	0
Foreign exchange	(4,777)	0	0
Loss on disposal of patents and trademarks	0	0	0
Total Other Expenses	(4,777)	0	0
Net Loss Before Taxes	(346,534)	(183,281)	(112,630)
Income taxes	0	0	0
Net Loss	$ (346,533)	$ (183,281)	(112,630)
Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.00)	(0.00
Weighted Average Number of Common Shares Outstanding: Basic and Diluted	243,762,997	92,744,524	87,117,127

These financial statements have been prepared by management without audit

5

EASTON PHARMACEUTICALS INC.
(formerly LAM Industries, L.A.M. Pharmaceutical, Corp.)
STATEMENTS OF CASH FLOWS

For the years ended December 31	2013	2012
UNAUDITED		
Cash Flows from Operating Activities		
Net Loss	$ (346,533)	$ (183,281)
Non cash expense – management fee	50,000	50,000
- unearned foreign exchange	8,949	0
Changes in Assets and Liabilities:		
Accounts payable and accrued expenses	15,148	128,225
Consultant fees payable	100,000	0
Net Cash Flows from Operating Activities	(172,436)	(5,056)
Cash Flows from Investing Activities	0	0
Net Cash Flows from Investing Activities	0	0
Cash Flows from Financing Activities		
Common stock issued for cash	345,239	0
Increase in loans from shareholders	14,646	5,066
Net Cash Flows from Financing Activities	359,885	5,066
Net Change in Cash and Cash Equivalents	187,449	10
Cash and Cash Equivalents - Beginning of Year	62	52
Cash and Cash Equivalents - End of Year	$ 187,511	$ 62
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Stock issued to settle promissory notes payable	$ 0	$ 0
SUPPLEMENTAL DISCLOSURE		
Interest Paid	$ 0	$ 0
Income Taxes Paid	$ 0	$ 0
Common shares issued for assets	$ 0	$ 0

These financial statements have been prepared by management without audit

Remuneration of Directors and Officers

The officers are remunerated pursuant to the terms of the Management Agreements entered into between the officers and the Corporation. The management agreements are attached as an exhibit hereto. Among the terms of the management agreements, they provide for the issuance of 30 million shares of the Issuer's common stock to John Adams and 20 million shares of the Issuer's common stock to Carla Pepe.

Security Ownership of Management and Certain Security Holders

The following table sets forth information as of February 28, 2014, regarding the beneficial ownership of shares of our Common Stock by our directors, and executive officers, individually, and as a group and by each person known to us to own 10% or more voting and investment power with respect to our outstanding shares. Except as otherwise noted in the footnotes, below, each person below has sole voting and investment power with respect to such securities.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of class
Common Stock	John Adams 425 University Avenue Toronto, Ontario M5G1T6	[__________]	[_________]	[_______]%
Common Stock	Carla Pepe 425 University Avenue Toronto, Ontario M5G1T6	[__________]	[_________]	[_______]%
	All Directors and Officers as a Class			[_______]%
				[_______]%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent fiscal year end. The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

	As of 12/31/14	As Adjusted 227,272,725 Shares	As Adjusted 454,545,450 Shares
Debt:			
Short- Term Debt	$584,427	$584,427	$584,427
Long-Term Debt (average interest rate 6.5%	$98,628	$98,628	$98,628
Total Debt	$683,055	$683,055	$683,055
Stockholder's Equity (deficit):			
Preferred stock – par or stated value (by class of preferred in order of preferences)			
None			
Common Stock $.0001 Par Value:	$35,971	$58,698	$81,426
Additional Paid in Capital	$37,193,175	$39,670,448	$42,147,720
Retained Earnings (deficit)	$(37,074,945)	$(37,074,945)	$(37,074,945)
Earnings – Current Year	$0	$0	$0
Total Stockholder's Equity	$154,201	$2,654,201	$5,154,201
Total Capitalization	$	$	$

Number of preferred shares authorized to be outstanding: None

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of April 29, 2014, an aggregate of 500,000,000 shares of our common stock were issued and outstanding. There are 196 shareholders of record based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $5,000,000, or annual income exceeding $100,000 individually or $400,340 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of [NUMBER OF SHARES, AS ADJUSTED TO PROVIDE FOR REG A SHARES] shares of common stock, par value $0.0001 per share.

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders. Our Common Stock carries no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our Board of Directors currently consists of 2 directors. The exact number of directors is fixed by the Board, and there will be two directors until the directors or stockholders, by majority vote, increase the number of directors. The directors may be removed for cause by the stockholders, at a special meeting called for that purposes, by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by a majority of the directors, or such persons authorized by the Board of Directors.

Stockholder Action by Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting, as provided in the General Corporation Law of the State of Wyoming.

Amendment of Certificate of Incorporation

The affirmative vote of at least a majority of the voting power of our outstanding shares of stock will be required to amend our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws adopted with:

- The affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose; or

- The affirmative vote of a majority of the voting power of our outstanding shares o voting stock.

Limitation of Liability of Directors and Officers

Our bylaws provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director, except as required by applicable laws, as in effect from time to time. Currently, Wyoming law requires that liability be imposed for the following:

- Any breach of the director's duty of loyalty to our company or our stockholders;

- Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

- Unlawful payments of dividends or unlawful stock repurchases or redemptions; and

- Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, we may, if so authorized on a case by case basis by majority vote of the board of directors, indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we received an undertaking to repay such amounts if it is ultimately determined that the person is entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** —as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.
(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.
(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

Part III – Exhibits

Index

(1) *Certificate of Incorporation and by-laws*
(2) *Investment Agreement*
(3) *Subscription agreement*
(4) *Material contracts – Employment Agreements*
(5) *Opinion re legality*

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of _Toronto_, Province of _Ontario____, on _May 12_, 20_14_.

EASTON PHARMACEUTICALS, INC.

____

By: Carla Pepe

Title: Chief Executive Officer

____

Carla Pepe, Chief Executive Officer

____

John Adams, Chief Financial Officer

Board of Directors:

____

Carla Pepe

____

John Adams

State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Max Maxfield, WY Secretary of State
FILED: 05/07/2014 09:19 AM
Original ID: 2012-000626615
Amendment ID: 2014-001613585

Profit Corporation
Articles of Amendment

1. Corporation name:
EASTON PHARMACEUTICALS INC

2. Article(s) [ ] is amended as follows:

INCREASE THE SHARES AUTHORIZED FROM 500,000,000 SHARES TO 1,000,000,000 SHARES

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 04/14/2014.
(Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.

<u>**OR**</u>

AM 1 2 3 4 5 6 7 8 9 10 11 12 PM 1 2 3 4 5 6 7 8 9 10 11
Received
MAY - 5 2014
Secretary of State
Wyoming

P-Amendment - Revised 11/2012

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

NOT REQUIRED

Signature: [signature]

Date: 04/23/2014
(mm/dd/yyyy)

Print Name: CARLA PEPE

Title: CEO

Contact Person: CARLA PEPE

Daytime Phone Number: (416) 619-0291 Email: INFO@EASTONPHARMACEUTICALSINC.COM

Checklist

- [✓] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [✓] The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- [✓] Please submit one **originally signed** document and one exact photocopy of the filing.

P-Amendment - Revised 11/2012

EASTON PHARMACEUTICALS, INC.

(a Wyoming Corporation)

ACTION OF THE

BOARD OF DIRECTORS

BY UNANIMOUS WRITTEN CONSENT

DATED: April 16, 2014

The undersigned, being the Board of Directors (the "Board") of Easton Pharmaceuticals Inc., a Wyoming corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

INCREASE THE COMMON SHARES AUTHORIZED

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a of the board of directors of Easton Pharmaceuticals has reached its limit in share issuances allowed from treasury, requires to issue additional shares to raise additional capital and;

WHEREAS the Company wishes to increase its common shares authorized from 500,000,000 shares to 1,000,000,000 shares.

WHEREAS the Company wishes to file appropriate documents with the Wyoming Secretary of State and with its Corporate transfer agent (Corporate stock transfer)

NOW THEREFORE be it **RESOLVED** that:

The Company hereby approves to increase its common shares authorized from 500,000,000 shares to 1,000,000,000 shares and to immediately proceed to enact and register such change with the Wyoming Secretary of State and with its corporate transfer agent of record (Corporate Stock Transfer) .

Received
MAY -5 2014
Secretary of State
Wyoming

GENERAL AUTHORITY

RESOLVED FURTHER, that the majority of the directors and officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporation's professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting required by the Corporation's Articles of Incorporation or Bylaws.

The undersigned Directors hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile or by scanned email shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Directors of the Corporation set forth below evidences their adoption of the preceding RESOLUTIONS as of the 14th day of April 2014.

Carla Pepe, / Director

John Adams / Director / CEO

WYOMING SECRETARY OF STATE

OFFICIAL RECEIPT

Thank you for your payment!

DO NOT PAY!
THIS IS NOT A BILL.

Amount Paid: **$50.00**
Receipt #: **790625**
Receipt Date: **May 7, 2014**
Processed By: **HELEN BECKER**
Corp #: **2012-000626615**
Doc Id #: **2014-001613585**

EASTON PHARMACEUTICALS INC.
425 University Ave Ste 601
Toronto Ontario M5G1T6,
Canada

Payment	Reference	Amount
CHECK	28352863	50.00
	TOTAL PAYMENT	**$50.00** ✓

Description of Charges	Invoice #	Sec. File #	Quantity	Unit Price	Total
CFD - Corporation Filing - Domestic			1	50.00	50.00
		TOTAL CHARGES PAID			**$50.00** ✓

In Reference To:

EASTON PHARMACEUTICALS INC.

Comments:

SECRETARY OF STATE
State Capitol, 200 W. 24th St.
Cheyenne, WY 82002-0020

PAD or Billing Questions?
(307) 777-5343
SOSBilling@wyo.gov

Part III

EXHIBIT 1

Certificate of Incorporation and by-laws

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Amendment

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Amendment to be filed in accordance with the General Corporation Law of the State of Delaware. The fee to file the Certificate is $129.00 If your document is more than 1 page, you must submit $9.00 for each additional page. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $30. Should you be increasing the authorized stock, the filing fee could exceed the minimum. Expedited services are available. Please contact our office concerning these fees. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

LAM Pharmaceuticals

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "____________________" so that, as amended, said Article shall be and read as follows:

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of March, 2009.

By: [signature]
Authorized Officer

Title: President

Name: Walter Folinski
Print or Type

STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, Secretary of State of the State of Wyoming, do hereby certify that

EASTON PHARMACEUTICALS INC.

an entity originally organized under the laws of Delaware on July 24, 1998, did on July 30, 2012 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that **EASTON PHARMACEUTICALS INC.** renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **July, 2012**.


GREAT SEAL OF THE STATE OF WYOMING
EQUAL RIGHTS

Max Maxfield
Secretary of State

By: Beth All

Filed Date: 07/30/2012

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

Max Maxfield, WY Secretary of State
FILED: 07/30/2012 08:48 AM
ID: 2012-000626615

Profit Corporation
Articles of Continuance

Pursuant to W.S. 17-16-1810 of the Wyoming Business Corporation Act, the undersigned hereby submits the following Articles of Continuance:

1. Corporation name:

EASTON PHARMACEUTICALS INC.

2. Incorporated under the laws of: DELEWARE
(State or country of organization)

3. Date of incorporation: 07/24/1998
(Date – mm/dd/yyyy)

4. Period of duration: PERPETUAL
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual." You may refer to your Articles of Incorporation or contact the Corporations Division in your state of incorporation for your period of duration.)

5. Mailing address of the corporation:
425 UNIVERSITY AVENUE, SUITE 500, TORONTO, ONTARIO, M5G1T6

6. Principal office address:
425 UNIVERSITY AVENUE, SUITE 500, TORONTO, ONTARIO, M5G1T6

7. Name and physical address of its registered agent:
*(The registered agent may be an individual resident in Wyoming, a domestic or foreign entity authorized to transact business in Wyoming, having a business office identical with such registered office. **The registered agent must have a physical address in Wyoming.** A Post Office Box or Drop Box is not acceptable. If the registered office includes a suite number, it must be included in the registered office address.)*

007 AGENTS INC.
1876 HORSE CREEK RD.
CHEYENNE, WY.
82009

8. Purpose of the corporation which it proposes to pursue in the transaction of business in this state:

PHARMACEUTICAL DRUG AND DEVELOPMENT

Received JUL 26 2012 Secretary of State Wyoming

Received MAY 15 2012 Secretary of State Wyoming

FP-ArticlesContinuance – Revised 3/11

9. Names and respective addresses of its officers and directors:

Office	Name	Address
President	WALTER FOLINSKI	425 UNIVERSITY AV., SUITE 500, TORONTO, ONT. M5G1T6
Vice President	JOHN EASTON	425 UNIVERSITY AV., SUITE 500, TORONTO, ONT. M5G1T6
Secretary	LEE HENDELSON	2 LOMBARD ST. WEST PALM BEACH, FLORIDA
Treasurer	WALTER FOLINSKI	
Director	WALTER FOLINSKI	
Director	JOHN EASTON	
Director	LEE HENDELSON	

10. Aggregate number of shares or other ownership units which it has the authority to issue, itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
250,000,000	COMMON		$0.001

11. Aggregate number of issued shares or other ownership units itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
87,812,997	COMMON		$0.001

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

Signature: [signature] **Date:** 05/03/2012 *(mm/dd/yyyy)*

Print Name: WALTER FOLINSKI

Title: PRESIDENT

Contact Person: WALTER FOLINSKI

Daytime Phone Number: 1(416)619-0291, 1(800)880-0531

Email: WFOLINSKI@LAMINDUSTRIES.COM

State of Ontario
County of Canada

Subscribed and sworn to before me this 3rd day of May, 2012.

by Allen C. Gerstl

SEAL

[signature]
Notary Public

My commission expires: ____________________

FP-ArticlesContinuance – Revised 3/11

Wyoming

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: business@state.wy.us

Consent to Appointment by Registered Agent

I, 007 Agents, Inc , registered office located at
(name of registered agent)

1876 Horse Creek Rd
Cheyenne, WY 82009 voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for Easton Pharmaceuticals, Inc
(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: Susan Scheer **Date:** 5/15/2012
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Print Name: Susan Scheer Daytime Phone: 1.307.399.3353

Title: Vice President Email: wy-007-agents@yahoo.com

Registered Agent Mailing Address
(if different than above):

***If this is a new address, complete the following:**

Previous Registered Office(s):

I hereby certify that:

- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: ______________________ **Date:**
(Shall be executed by the registered agent.) *(mm/dd/yyyy)*

Checklist
☐ Submit one **originally signed** consent to appointment and one exact photocopy.

RAConsent – Revised 10/21/2009

CONSENT TO ACTION

IN LIEU OF SPECIAL MEETING OF THE BOARD OF DIRECTORS OF

EASTON PHARMACEUTICALS INC.

DATED: July 20, 2012

Pursuant to Delaware General Corporation Law, the undersigned, being the Board of Directors (the "Board") of Easton Pharmaceuticals Inc., a Delaware corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

CHANGE IN CORPORATE DOMICILE

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a majority of the board of directors has voted in favor of its approval; and

WHEREAS the Company wishes to change corporate domicile from the State of Delaware To the State of Wyoming.

NOW THEREFORE be it **RESOLVED** that:

In accordance with the provisions of Section 242 in Delaware State Corporate law of the State of Delaware, The Company hereby approves the change in Corporate Domicile from the State of Delaware To the State of Wyoming and to take all actions deemed necessary to enact on this resolution.

GENERAL AUTHORITY

RESOLVED FURTHER, that any director or officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporations professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting required by the Corporations Articles of Incorporation or Bylaws.

The undersigned Directors hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Directors of the Corporation set forth below evidences their adoption of the preceding RESOLUTIONS as of the 20th Day of July 2012.

Walter Folinski, / Pres. / Director

John Easton / Director

STATE OF DELAWARE
SHORT FORM CERTIFICATE OF DISSOLUTION
(Pursuant to Sections 275 and 391(a)(5)(b)

1. Name of Corporation Easton Pharmaceuticals Inc.

2. The corporation has no assets and has ceased transacting business.

3. The corporation, for each year since its incorporation in this State, has been required to pay only the minimum franchise tax then prescribed by Section 503 of the General Corporation Law of the State of Delaware.

4. The corporation has paid all franchise taxes and fees due to or assessable by this State through the end of the year in which the certificate of dissolution is filed.

5. The dissolution has been authorized by the board of directors and stockholders or by unanimous consent of stockholders on July 15th 2012.

6. The names and addresses of the directors and officers of the corporation are as follows:

NAME	TITLE	ADDRESS
Walter Folinski	President	425 University Av.
John Easton	Treasurer	425 University Av

7. The signatory hereto acknowledges the above statements to be true.

By: [signature]
Authorized Officer

Name: Walte Folinski
Print or Type

Title: President

10909651v1

STATE OF DELAWARE
CERTIFICATE OF DISSOLUTION

The corporation organized and existing under the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY AS FOLLOWS:

The dissolution of said Easton Pharmaceuticals

has been duly authorized by all the stockholders of the Corporation entitled to vote on a dissolution in accordance with subsection (c) of Section 275 of the General Corporation Law of the State of Delaware.

The date the dissolution was authorized is July 15Th 2012.

The following is a list of the names and addresses of the directors of the said corporation:

NAME	ADDRESS
Walter Folinski	425 University Av
John Easton	425 University Av

The following is a list of the names and addresses of the officers of the said corporation:

NAME	OFFICE	ADDRESS
Walter Folinski	President	
John Easton	Treasurer	

By: [signature]
Authorized Officer

Name: Walter Folinski
Print or Type

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "L.A.M. PHARMACEUTICAL, CORP.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JULY, A.D. 1998, AT 9 O'CLOCK A.M.

2925034 8100

120411411

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9490919

DATE: 04-10-12

SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/24/1998
981289139 - 2925034

CERTIFICATE OF INCORPORATION OF

L.A.M. PHARMACEUTICAL, CORP.

FIRST: The name of the corporation is L.A.M. Pharmaceutical, Corp.

SECOND: The address of its registered office in the State of Delaware is Three Mill Road, Suite 104 in the City of Wilmington, County of New Castle, 19806-2146. Its registered agent at such address is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue fifty million shares of common stock with a par value of $0.0001.

FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Matthew D. Esteves at Three Mill Road, Suite 104, Wilmington, DE 19806-2146.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.

July 24, 1998

BY: [signature]
Matthew D. Esteves - Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 03/12/2009
FILED 01:38 PM 03/12/2009
SRV 090261444 - 2925034 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

L.A.M. PHARMACEUTICAL, CORP.

L.A.M. Pharmaceutical, Corp., a Corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is L.A.M. Pharmaceutical, Corp. L.A.M. Pharmaceutical, Corp. was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 24, 1998.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation, as amended to date, is hereby restated and further amended to read in its entirety as follows:

ARTICLE 1: NAME. The name of the Corporation is LAM Industries Inc. (the "Company").

ARTICLE 2: REGISTERED OFFICE. The location and post office address of the Company's registered office in the State of Delaware is 2979 Barley Mill Road, Yorklyn County: New Castle, 19736. The name of the registered agent at such address is The Incorporators Ltd.

ARTICLE 3: PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4: AUTHORIZED CAPITAL STOCK.

4.1 Authorization of Shares. The total number of shares of all classes of stock which the Company has authority to issue is Two Hundred and Fifty Million (250,000,000) shares, consisting of two classes: Two Hundred and Thirty Million (230,000,000) shares of Common Stock, par value $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.0001 per share.

4.2 Designation of Future Series of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide in a resolution or resolutions for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be

included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Directors Of the Company, and does not require a vote of its stockholders.

4.3 Voting Rights of Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE 5: CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors shall be divided into three classes designated as Class A, Class B, and Class C, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the annual meeting of the stockholders to be held in 2009, the term of office of the initial Class A directors shall expire and Class A directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2010, the term of office of the initial Class B directors shall expire and Class B directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2011, the term of office of the initial Class C directors shall expire and Class C directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article 5, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Vacancies on the board may be filled by the remaining directors for the remainder of the full class term.

ARTICLE 6: WRITTEN BALLOTS. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE 7: AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized to adopt, alter, amend, or repeal the Bylaws of the Company.

ARTICLE 8: LIMITATION OF LIABILITY. To the fullest extent permitted by law, no director of the Company shall be personally liable for monetary damages for breach of fiduciary duty as director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 8, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Company existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

4. The amendments to the Corporation's Restated Certificate of Incorporation, as amended to date, which are incorporated in this Restated Certificate of Incorporation have been duly adopted by the Corporation's Board of Directors in accordance with Section 242 of the General Corporation Law of the State of Delaware and by the majority of the stockholders approved on February 15, 2009, in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Company as amended to date, has been duly executed and attested by the Secretary this 22nd day of February, 2009.

L.A.M. Pharmaceutical, Corp.

By: /s/ Walter Folinski

Walter Folinski
President

Attest:

By: /s/ Michael Garland

Michael Garland,
Secretary

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE *of* INCORPORATION

LAM Industries Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of LAM Industries Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the members of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:

"The name of the corporation is EASTON PHARMACEUTICALS INC."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the members of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary votes as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

By: [signature]
(Authorized Officer)

Name and Title: Walter Folinski President
(Type or Print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:45 AM 01/15/2010
FILED 09:26 AM 01/15/2010
SRV 100042167 - 2925034 FILE

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME			TAX YR
EASTON PHARMACEUTICALS INC.			2010

FILE NUMBER	INCORPORATION DATE	RENEWAL/REVOCATION DATE
2925034	1998/07/24	2010/06/02

PRINCIPAL PLACE OF BUSINESS
425 University Avenue, Suite 500

Toronto ON M5G1T6 CANADA

PHONE NUMBER
180/088-0053

REGISTERED AGENT
THE INCORPORATORS LTD.

12 TIMBER CREEK LANE

NEWARK DE 19711

AGENT NUMBER
9017452

AUTHORIZED STOCK BEGIN DATE	END DATE	DESIGNATION/ STOCK CLASS	NO. OF SHARES	PAR VALUE/ SHARE
2009/03/12		PREFERRED	20,000,000	.000100
		PREFERRED	20,000,000	.000100
		COMMON	230,000,000	.000100

OFFICER NAME	STREET/CITY/STATE/ZIP	TITLE
Walter Folinski	425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA	President/CEO

DIRECTORS NAME	STREET/CITY/STATE/ZIP
Walter Folinski	425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA
John Easton	425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA

Total number of directors:2

NOTICE: Pursuant to 8 Del. C. 502(6), If any officer or director of a corporation required to make an annual franchise tax report to the Secretary of State shall knowingly make any false statement in the report, such officer or director shall be guilty of perjury.

AUTHORIZED BY (OFFICER, DIRECTOR OR INCORPORATOR)	DATE	TITLE
Walter Folinski 425 University Avenue, Suite 500 Toronto ON M5G1T6 CANADA	2011-03-04	Officer

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME		TAX YR.
EASTON PHARMACEUTICALS INC.		2010

FILE NUMBER	FEDERAL EMPLOYER ID NO.
2925034	51-2278236

ASSETS FOR REGULATED INVESTMENT CORPS
JAN. 1st. DEC. 31st.

Date(s) of Inactivity
From To

TOTAL NUMBER OF SHARES ISSUED	TOTAL GROSS ASSETS	ASSET DATE
270,000,000	50,000	2010/12/31

Franchise Tax	Penalty	1.5% Monthly Interest	Annual Filing Fee	Prev Credit or Balance
350.00	0.00	0.00	50.00	0.00

Prepaid Qrty. Payments	Amount Due	Amount Paid	Check Number
0.00	400.00	400.00	

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME			TAX YR.
EASTON PHARMACEUTICALS INC.			2009

FILE NUMBER	INCORPORATION DATE	RENEWAL/REVOCATION DATE
2925034	1998/07/24	2010/03/02

PRINCIPAL PLACE OF BUSINESS
425 University Avenue, Suite 500

Toronto ON M5G1T6 CANADA

PHONE NUMBER
180/088-0053

REGISTERED AGENT
THE INCORPORATORS LTD.

2979 BARLEY MILL ROAD

YORKLYN DE 19736

AGENT NUMBER
9017452

AUTHORIZED STOCK BEGIN DATE	END DATE	DESIGNATION/ STOCK CLASS	NO. OF SHARES	PAR VALUE/ SHARE
2009/03/12		COMMON	230,000,000	.000100
		PREFERRED	20,000,000	.000100
2004/03/12	1900/01/01	COMMON	150,000,000	.000100

OFFICER NAME / STREET/CITY/STATE/ZIP / TITLE
Walter Folinski

425 University Avenue, Suite 500 — President/CEO

Toronto ON M5G1T6 CANADA

DIRECTORS NAME / STREET/CITY/STATE/ZIP
Walter Folinski
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

John Easton
425 University Avenue, Suite 500
Toronto ON M5G1T6 CANADA

==

Total number of directors:2

NOTICE: Pursuant to 8 Del. C. 502(b), If any officer or director of a corporation required to make an annual franchise tax report to the Secretary of State shall knowingly make any false statement in the report, such officer or director shall be guilty of perjury.

AUTHORIZED BY (OFFICER, DIRECTOR OR INCORPORATOR) / DATE / TITLE
Walter Folinski

425 University Avenue, Suite 500 — 2010-03-15 — Officer

Toronto ON M5G1T6 CANADA

State of Delaware
Annual Franchise Tax Report

CORPORATION NAME		TAX YR.
EASTON PHARMACEUTICALS INC.		2009
FILE NUMBER 2925034	FEDERAL EMPLOYER ID NO. 51-2278236	

ASSETS FOR REGULATED INVESTMENT CORPS
JAN. 1st. DEC. 31st.

Date(s) of Inactivity
From To

TOTAL NUMBER OF SHARES ISSUED	TOTAL GROSS ASSETS	ASSET DATE
87,000,000	300,000	2009/12/31
86,000,000	0	1900/01/02

Franchise Tax	Penalty	1.5% Monthly Interest	Annual Filing Fee	Prev Credit or Balance
258.22	100.00	5.37	50.00	0.00

Prepaid Qrty. Payments	Amount Due	Amount Paid	Check Number
0.00	413.59	413.59	

LAM Industries Inc.

425 University Av.
Suite [illegible]
Toronto, Ontario
[illegible]
Phone [illegible]

December 11, 2009

Att: John Easton

Dear Mr. Easton

__Re: Offer of Chairman Position, LAM Industries Inc.__

I am very pleased to offer you a position as Chairman of LAM Industries Inc. with acknowledgement by you of the following terms

1. Position:

You are appointed to the position of Chairman, LAM Industries Inc., and in this capacity, you will work with other directors and officers who you shall have input on the employment of such directors and officers. This is a permanent position, and as discussed and agreeable by you, your start date in the position will be upon your signed acceptance of this document

In this assignment of Chairman, your key responsibilities will be to oversee the hiring of personnel, and the day to day operations of the company LAM Industries Inc.

2. Remuneration:

Your compensation is to be negotiated, but is acknowledged that the company presently has no revenues and thus does not have adequate cash on hand to offer any salary at this point in time other than by possible payment by stock options or similar forms, which is to negotiated at a later point in time

3. Benefits and Pension:

As of this moment their are no benefits to offer as the company has no benefits packages

4. Effective Date:

The terms of this offer shall come into effect on your signed acceptance of this letter.
By accepting this offer, you also acknowledge and agree that you shall abide by the following confidentiality terms

Confidentiality: During the course of your term as Chairman or other position(s) as you may undertake with LAM Industries Inc., you will be entrusted with confidential and proprietary information by various parties in regards to LAM. You agree that such information will not be released or divulged, whether directly or indirectly, unless authorized by the Company and those individuals required by law, or through the express written consent of LAM Industries Inc.

I would ask that you review the contents of this offer carefully. If the terms of employment as set out in this agreement are acceptable to you, please sign and date one (1) copy and return a fully signed copy to my attention

I Walter Folinski wish to convey my sincere enthusiasm about the possibility of you accepting the position of Chairman of LAM Industries Inc. I hope that you find the terms of this offer reasonable and acceptable

Please feel free to contact me if you have any questions

Yours truly,

Walter Folinsk
President
LAM Industries Inc.

I John Easton agree do hereby accept the position of Chairman of LAM Industries Inc., and acknowledge the terms as indicated above and to abide by the corporate policy of the company.

Accepted this 12th day of December 20 09

(John Easton)

CONSENT TO ACTION

IN LIEU OF SPECIAL MEETING OF THE SOLE DIRECTOR

OF

L.A.M. PHARMACEUTICALS INC.

DATED: Thursday, November 20, 2008

The undersigned, being the Board of Directors (the "Board") of LAM Pharmaceuticals Inc., a Delaware Corporation (the "Company"), hereby waive notice, adopt the following resolutions and hereby consent to the taking of the actions therein set forth.

APPOINTING OF NEW DIRECTOR

WHEREAS it is deemed to be in the best interest of this corporation; and

WHEREAS a majority of the board of directors has voted in favor of its approval; and

WHEREAS the Company wishes to appoint a new director to the board of directors of the Corporation

NOW THEREFORE be it **RESOLVED** that:

The Company hereby approves the appointment of Walter Folinski as new corporate director to the corporation.

GENERAL AUTHORITY

RESOLVED FURTHER, that any director or officer of the Corporation be, and each of them with full power to act without the other is, hereby authorized and empowered to cause the Corporation to effect the aforementioned resolutions and to do any and all other acts and things and to enter into and execute, or file, whichever the case may be, in the name of and behalf of the Corporation, any and all additional documents, certificates or instruments which in the opinion of such director or officer, in consultation with the Corporation's professional advisors, shall be necessary or desirable in connection with such resolutions. This consent shall be effective on the date set forth in the hereof.

The execution of this consent shall constitute a written waiver of any notice of meeting of the Corporation's Articles of Incorporation or Bylaws.

The undersigned Director hereby waive notice in connection with this consent and the matters considered, authorized and approved herein. A signature transmitted by facsimile shall also be deemed valid and binding.

IN WITNESS WHEREOF, the signatures of the Sole Director of the Corporation set forth below evidences their adoption of the proceding RESOLUTIONS as of the 20th day of November 2008.

____

Sheldon kales, / Pres. / Director

RESIGNATION OF DIRECTOR / OFFICER

From: SHELDON KALES

**To: LAM PHARMACEUTICALS INC.
AND TO THE DIRECTORS THEREOF**

I hereby resign as a director AND/OR officer of LAM Pharmaceuticals effective November 21, 2008 and approve the appointment of Walter Folinski as President, Director

DATED effective the 20th day of November, 2008.

____
Sheldon Kales

EXECUTED BEFORE ME at the City of ______________, in the Province of Ontario, this ____ day of ______________, 2008,

____
NOTARIZED SIGNATURE

A Notary Public in and for the Province Of Ontario

File
LAM.
[illegible]

L.A.M. PHARMACEUTICAL, CORP.

APPOINTMENT OF DIRECTOR

The undersigned, being the only director of L.A.M. Pharmaceutical, Corp., does hereby appoint Sheldon Kales to be a director of this Corporation.

Dated: August 21, 2006

Jacques Leblanc

RESIGNATION OF OFFICER AND DIRECTOR

The undersigned does hereby resign as an officer and director of this Corporation.

Dated: August 21, 2006

Jacques Leblanc

LAM Action Appt. of Kales – resig. of LeBlanc 8-21-06

Attention: L.A.M. Pharmaceutical Corp.
Board of Directors

Dear Sirs,

Effective immediately please accept my resignation as a Director of L.A.M. Pharmaceutical Corp.

Thank you.

Dr. Peter Rothbart

Dated: 5-16-05

Date: March 24, 2000

Attention: L.A.M. Pharmaceutical Corp.
Board of Directors

Dear Sirs,

Effective immediately please accept my permanent resignation as Chief Executive Officer, President, Chief Financial Officer and Director of L.A.M. Pharmaceutical Corp.

Thank you.

Joseph T. Slechta Dated March 24, 2006

ACTION BY THE WRITTEN CONSENT OF THE DIRECTORS OF L.A.M. PHARMACEUTICAL, CORP.

The following resolutions were adopted by the unanimous written consent of the Directors of L.A.M. Pharmaceutical, Corp. to be effective on March 17, 2006.

BE IT RESOLVED THAT:

1. Mr. Jacque Leblanc be appointed to serve as an interim President, Chief Executive Chief Executive Officer and Chief Financial Officer of L.A.M. to replace the current President, Chief Executive Officer and Chief Financial Officer of the Corporation, Mr. Joseph T. Slechta. Mr. Slechta has left for a long term medical leave of absence.

2. Further be resolved that Mr. Leblanc be appointed to L.A.M.'s Board of Directors.

The undersigned, being the only directors of this Corporation, certify that they have read the foregoing resolutions, and that they approve and ratify the foregoing resolutions.

Joseph T. Slechta
President & CEO and Director

Peter Rothbart
Director

**UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
OF
L.A.M. PHARMACEUTICAL, CORP.**

The undersigned, being all of the members of the Board of Directors of L.A.M. Pharmaceutical Corp., a Delaware corporation (the "**Corporation**"), pursuant to Section 141(f) of the Delaware General Corporation Law, do hereby consent that when all of the members of the Board of Directors have signed this consent, or an exact counterpart hereof, the resolutions set forth below shall be deemed to have been adopted to the same extent and to have the same force as if adopted at a formal meeting of the Board of Directors of the Corporation, duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Appointment of Officer

WHEREAS, Gary Nath has resigned from his position as Secretary of the Corporation;

NOW THEREFORE, BE IT RESOLVED, that Peter Rothbart, having consented to act as such be, and hereby is, appointed to the office of Secretary of the Corporation until his successor is elected and qualified or until his earlier death, resignation or removal;

Amendment to the Stock Bonus Plan.

WHEREAS, the Board believes it to be in the best interests of the Corporation and its stockholders for the Corporation to amend the Corporation's Stock Bonus Plan, effective as of the date hereof (the "**Plan**"), such that an additional 17,000,000 shares of the Corporation's common stock, par value $.0001 per share (the "**Common Stock**") be reserved for issuance pursuant to the provisions of the Plan;

NOW, THEREFORE, BE IT RESOLVED, that the Plan, a draft copy of which has been provided to each director, is hereby approved in substantially the form reviewed with such additions, deletions or other modifications as any officer of the Corporation acting in his or her sole discretion, may determine to be necessary or advisable, such determination to be conclusively evidenced by the execution of the Plan.

Registration Statement on Form S-8

WHEREAS, the Board believes it to be in the best interests of the Corporation and its stockholders for the Corporation to register the 17,000,000 additional shares of Common Stock which has been designated for the Plan; and

WHEREAS, a total of 12,000,000 shares of Common Stock issuable under the Plan have been previously registered pursuant to the Corporation's Registration Statements on Form S-8 filed with the Securities and Exchange Commission (the "**SEC**") (File Nos. 333-119847, 333-107796, 333-102853, 333-86216 and 333-68860 on October 20, 2004, August 8, 2003, January 31, 2003, April 15, 2002 and August 31, 2001, respectively); and

WHEREAS, the Officers of the Corporation have heretofore caused a Post Effective Amendment No. 1 to the Registration Statement on Form S-8 (the "**Registration Statement**") to be prepared for the purpose of registering the additional shares of Common Stock; and

WHEREAS, the draft Registration Statement provides for the registering of such 17,000,000 additional shares of Common Stock;

NOW, THEREFORE, BE IT RESOLVED, that the Registration Statement, a draft copy of which has been provided to each director, is hereby approved and that Joseph T. Slectha (the "**Authorized Officer**") is hereby authorized and directed to execute, in the name and on behalf of the Corporation, and to file the Registration Statement (together with the exhibits thereto) with the SEC in accordance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "**Act**"), in substantially the form reviewed with such additions, deletions or other modifications as the Authorized Officer, acting in his discretion, may determine to be necessary or advisable, such determination to be conclusively evidenced by the execution and filing of the Registration Statement; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and directed to prepare, execute in the name and on behalf of the Corporation, procure all necessary signatures to, and file with the SEC, any amendment(s) or post-effective amendment(s) to the Registration Statement deemed by him necessary or advisable to effect the registration under the Act of the shares of Common Stock covered by such Registration Statement (the "**Shares**"), the approval of any such amendment(s) or post-effective amendment(s) to be conclusively evidenced by the execution thereof; and to appear on behalf of the Corporation before the SEC in connection with any matter relating to the Registration Statement and any amendment(s) or post-effective amendment(s) thereto; and be it

FURTHER RESOLVED, that the execution and delivery by the Officer and directors of the Corporation who are required by the SEC to execute the Registration Statement and a power-of-attorney severally appointing Joseph T. Slectha to be Attorney-in-Fact and agent with full power of substitution for each of such directors and Officer and in their name, place and stead, in any and all capacities to sign any amendment(s) to the Registration Statement, including any post-effective amendment(s), to file the same with the SEC and to perform all other acts necessary in connection with any matter relating to the Registration Statement and any amendment(s) or post-effective amendment(s) thereto be, and it hereby is, ratified, confirmed and approved; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, designated as the Corporation's agent for service of process, and authorized to receive communications and notices from the SEC with respect to the Registration Statement, and, with power of attorney for the Corporation to exercise all powers conferred upon such agents by the rules and regulations of the SEC; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and empowered, in the name and on behalf of the Corporation, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications, and to do or cause to be done all such acts and things, and to take all such steps, and to make all such payments and remittances, as any one or more of such Officer may at any time or times deem necessary or desirable in connection with, or in furtherance of, the registration of the distribution of the Shares under the Act and otherwise in order to carry out the full intent and purposes of the foregoing resolutions; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized and directed, in the name and on behalf of the Corporation, to take any and all action that he may deem necessary or advisable in order to obtain a permit, register or qualify the Shares for issuance and sale, request an exemption from registration of the Shares or to register or obtain a license for the Corporation as a dealer or broker under the "blue sky" or any other securities laws of such of the states of the United States of America or other jurisdictions as such officer may deem advisable, and in connection with such registration, permits, licenses, qualifications and exemptions to execute, acknowledge, verify, deliver, file and publish all such applications, reports, issuer's covenants, resolutions, irrevocable consents to service of process, powers of attorney and other papers and instruments as may be required under such laws or may be deemed by such officer to be useful or advisable to be filed thereunder, and that this Board of Directors hereby adopts the form of any and all resolutions required by any such state authority in connection with any such applications, reports, issuer's covenants, irrevocable consents to service of process, powers of attorney and other papers and instruments if (i) in the opinion of the officer of the Corporation so acting, the adoption of such resolutions is necessary or advisable, and (ii) the Secretary or Assistant Secretary of the Corporation evidences such adoption by filing with the minutes of this meeting, copies of such resolutions, which shall thereupon be deemed to be adopted by this Board and incorporated in the minutes as a part of this resolution and with the same force and effect as if adopted verbatim herein, and that the proper Officer of the Corporation take any and all further action that they may deem necessary or advisable in order to maintain such registrations in effect for as long as they may deem to be in the best interests of the Corporation; and be it

FURTHER RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the Authorized Officer hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said Officer may deem advisable; that said Officer are hereby authorized to perform on behalf of this Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such Officer of any such paper or document or the doing by him of any act in connection with the foregoing matters shall conclusively establish their authority therefor from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken; and be it

FURTHER RESOLVED, that the Authorized Officer be, and he hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to pay all fees incidental to making the aforementioned securities filings and such other expenses of the offerings of the Common Stock;

General Ratification and Authorization

RESOLVED, that in addition to and without limiting the foregoing, the proper Officer of the Corporation be, and each of them hereby is, authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Corporation, all such instruments and documents as he may deem appropriate in order to effect the purpose and intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be, by or under the direction of the President or Chief Executive Officer of the Corporation) and all action heretofore taken by the Officer and agents of the Corporation in connection with the subject of the foregoing recitals and resolutions be, and it hereby is, approved, ratified and confirmed in all respects as the act and deed of the Corporation.

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this written consent as of January 17, 2005.

Joseph T. Slectha, Director

Peter Rothbart, Director

2013 Profit Corporation Annual Report

Due on or Before:	July 1, 2013
ID:	2012-000626615
State of Formation:	Wyoming
License Tax Paid:	$50.00
AR Number:	01891385

For Office Use Only

Wyoming Secretary of State
200 West 24th Street, Cheyenne, WY 82002-0200
307-777-7311
https://wyobiz.wy.gov/Business/AnnualReport.aspx

EASTON PHARMACEUTICALS INC.

Current Registered Agent:
007 Agents, Inc.
1876 Horse Creek Rd
Cheyenne, WY 82009

1: Mailing Address

425 University Ave Ste 600
Toronto Ontario M5G1T6
Canada

• Please review the current Registered Agent information and, if it needs to be changed or updated, complete the appropriate Statement of Change form available from the Secretary of State's website at http://soswy.state.wy.us

2: Principal Office Address

425 University Ave Ste 600
Toronto Ontario M5G1T6
Canada

Phone: (416) 619-0291
Email: info@ashleybiomedical.com

3: Officers and Directors

President / Director	John S. Adams - 95 Harley St, London W1G 6AF, United Kingdom
Vice President / Director	Walter Falinski - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6
Secretary / Director	John Guerra - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6
Treasurer / Director	Carla Pepe - 425 University Av., Suite 600, Toronto, Ontario, Canada, M5G1T6

I hereby certify under the penalty of perjury that the information I am submitting is true and correct to the best of my knowledge.

Carla Pepe	Carla Pepe	August 31, 2013
Signature of Treasurer or Fiscal Agent	Printed Name of Treasurer or Fiscal Agent	Date

The fee is $50 or two-tenths of one mill on the dollar ($.0002), whichever is greater.

Instructions:

1. Complete the required worksheet.
2. Sign and date this form and return it to the Secretary of State at the address provided above.

Appendix 1 Worksheet - Annual Report - Not a Public Record
List only Assets Located and Employed in Wyoming

A balance sheet is provided below (similar to Schedule L of IRS Form 1120, 1120S, or Form 1065 for partnerships) showing the items to be included in computing "total assets" (wth the three exceptions):

1.	Cash		$ 0.00
2a.	Trade Notes & Accounts Receivable	$ 0.00	
2b.	Subtract Allowance for bad debts	$(0.00)	$ 0.00
3.	Inventories		$ 0.00
4.	U.S. Government Obligations		$ 0.00
5.	Tax-Exempt Securities		$ 0.00
6.	Other Current Assets		$ 0.00
7.	Loans to Stockholders		$ 0.00
8.	Mortgage and Real Estate Loans (loans or investments owned not your debts		$ 0.00
9.	Other Investments		$ 0.00
10.	Buildings & Other Depreciable Tangible Assets, real and personal (Use assessed valuation). DO NOT subtract accumulated depreciation from assessed valuation. For depreciable assets which are not assessed, use balance sheet depreciation subtracted		$ 0.00
11.	Depletable assets (soda, coal, mineral oil, precious metals, saline, or other valuable deposits); the value is equal to the assessed value of the gross product produced for the fiscal year most recently ended.		$ 0.00
12.	Land (Use assessed valuation.)		$ 0.00
13a.	Intangible Assets	$ 0.00	
13b.	Subtract Accumulated Amortization	$(0.00)	$ 0.00
14.	Other assets		$ 0.00
15.	Total Asset Value for computing tax (add lines 1-14)		$ 0.00

The filing fee is $50 or two-tenths of one mill on the dollar ($.0002) whichever is greater.

For example:

Assets	Fee
$0 - $250,000	**$50**
> $250,000	**Multiply Total Assets by .0002**

Annual Report License Tax Rules

Section 1. Definitions. (a) "Assessed value" is the taxable value of an asset subject to a Wyoming ad valorem tax as defined by W.S. 39-11-101(a)(i) as shown on the annual assessment schedule prepared by the County Assessor. Generally, assets which have an assessed value are reported on line 10 (buildings and other depreciable assets) and line 12 (land) on a corporation's balance sheet. (b) "Balance sheet value" is the end of the tax year value of an asset entered on the company's balance sheet. Balance sheet value shall be reported as contemplated in W.S. 17-16-1630 which states:

(i) "Financial information in the annual report shall be current as of the end of the corporation's fiscal year immediately preceding the date the annual report is executed on behalf of the corporation."

(c) "Capital, property and assets" does not include the value of the corporation's stock, net worth, or the net equity of the corporation. Capital property and assets means "total assets" from the company's balance sheet (similar to line 15 of Schedule L of IRS Form 1120 or 1120S) for the year most recently ended with three exceptions:

(i) For "Depreciable assets" (line 10) use the assessed value for any asset having an assessed value (buildings or improvements) and use balance sheet value less accumulated depreciation for assets with no assessed value. Depreciation shall not be deducted from "assessed value."

(ii) For "Depletable assets" (line 11) like soda, coal, mineral oil, silver or gold, use the "assessed value" of the gross product from the mine or mining claim (amount shown on Wyoming State Department of Revenue annual gross products tax return), not the balance sheet value;

(iii) For "Land" (line 12) use the assessed value not the balance sheet value.

Section 2. Computation of License Tax. (a) A corporation whose entire assets are located in Wyoming shall complete the worksheet and then apply the total asset figure to the following tax schedule. A corporation whose assets are in Wyoming and in other states shall use balance sheet values for any assets located in Wyoming (with the three exceptions described in Section 1c of these rules) and apply the asset figure to the following tax schedule (b) The fee is $50 or two-tenths of one mill on the dollar ($.0002) whichever is greater. (c) The worksheet is incorporated herein by reference. This worksheet which discloses proprietary informaiton is not a public record under the Public Records Act, W.S. 16-4-203(d)(v), and therefore is not disclosable to the public. (d) The figures submitted on the Secretary of State's annual report form are public information and will be disclosed.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 03/12/2009
FILED 01:38 PM 03/12/2009
SRV 090261444 - 2925034 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

L.A.M. PHARMACEUTICAL, CORP.

L.A.M. Pharmaceutical, Corp., a Corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is L.A.M. Pharmaceutical, Corp. L.A.M. Pharmaceutical, Corp. was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 24, 1998.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this corporation.

3. The text of the Restated Certificate of Incorporation, as amended to date, is hereby restated and further amended to read in its entirety as follows:

ARTICLE 1: NAME. The name of the Corporation is LAM Industries Inc. (the "Company").

ARTICLE 2: REGISTERED OFFICE. The location and post office address of the Company's registered office in the State of Delaware is 2979 Barley Mill Road, Yorklyn County: New Castle, 19736. The name of the registered agent at such address is The Incorporators Ltd.

ARTICLE 3: PURPOSE. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4: AUTHORIZED CAPITAL STOCK.

4.1 Authorization of Shares. The total number of shares of all classes of stock which the Company has authority to issue is Two Hundred and Fifty Million (250,000,000) shares, consisting of two classes: Two Hundred and Thirty Million (230,000,000) shares of Common Stock, par value $0.0001 per share, and Twenty Million (20,000,000) shares of Preferred Stock, par value $0.0001 per share.

4.2 Designation of Future Series of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide in a resolution or resolutions for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be

included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by Directors Of the Company, and does not require a vote of its stockholders.

4.3 Voting Rights of Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE 5: CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors shall be divided into three classes designated as Class A, Class B, and Class C, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the annual meeting of the stockholders to be held in 2009, the term of office of the initial Class A directors shall expire and Class A directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2010, the term of office of the initial Class B directors shall expire and Class B directors shall thereafter be elected for a full term of three years. At the annual meeting of the stockholders to be held in 2011, the term of office of the initial Class C directors shall expire and Class C directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article 5, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Vacancies on the board may be filled by the remaining directors for the remainder of the full class term.

ARTICLE 6: WRITTEN BALLOTS. Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE 7: AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by the statute, the Board of Directors is expressly authorized to adopt, alter, amend, or repeal the Bylaws of the Company.

ARTICLE 8: LIMITATION OF LIABILITY. To the fullest extent permitted by law, no director of the Company shall be personally liable for monetary damages for breach of fiduciary duty as director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 8, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Company existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

4. The amendments to the Corporation's Restated Certificate of Incorporation, as amended to date, which are incorporated in this Restated Certificate of Incorporation have been duly adopted by the Corporation's Board of Directors in accordance with Section 242 of the General Corporation Law of the State of Delaware and by the majority of the stockholders approved on February 15, 2009, in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Company as amended to date, has been duly executed and attested by the Secretary this 22nd day of February, 2009.

L.A.M. Pharmaceutical, Corp.

By: /s/ Walter Folinski

Walter Folinski
President

Attest:

By: /s/ Michael Garland

Michael Garland,
Secretary

Part III

EXHIBIT 2

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (the "AGREEMENT"), dated as of March 28, 2012 by and between Metatron Inc., a Delaware corporation (the "Company"), and Macallan Partners, LLC, a Wyoming corporation (the "Investor"), with its principal executive officers at 245 Main Street, Suite 302, White Plains, NY 10601.

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to Five Million Dollars ($5,000,000) to purchase the Company's Common Stock, $0.001 par value per share (the "Common Stock"); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are filing a Form 1-A with the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION I.
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5.7, below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4.3.

"Certificate of Incorporation" shall have the meaning specified in Section 4.3.

"Closing" shall have the meaning specified in Section 2.4.

"Closing Date" shall mean no more than seven (7) Trading Days following the Put Notice Date.

“Common Stock” shall have the meaning set forth in the preamble of this Agreement.

“Control” or “Controls” shall have the meaning specified in Section 5.7.

“Effective Date” shall mean the date the SEC declares effective under the 1933 Act the Form 1-A covering the Securities.

“Environmental Laws” shall have the meaning specified in Section 4.13.

“Investment Agreement” shall mean this Agreement and the Registration Rights Agreement between the Company and the Investor of even date herewith.

“Execution Date” shall mean the date indicated in the preamble to this Agreement.

“Indemnities” shall have the meaning specified in Section 10.

“Indemnified Liabilities” shall have the meaning specified in Section 10.

“Ineffective Period” shall mean any period of time that the Form 1-A contemplated hereby is not qualified by the Securities and Exchange Commission, or becomes ineffective or the securities to be purchased hereunder have any resale limitations or restrictions.

“Investor” shall have the meaning indicated in the preamble of this Agreement.

“Material Adverse Effect” shall have the meaning specified in Section 4.1.

“Maximum Common Stock Issuance” shall have the meaning specified in Section 2.5.

“Open Market Adjustment Amount” shall have the meaning specified in Section 2.4.

"Open Market Purchase" shall have the meaning specified in Section 2.4.

“Open Market Share Purchase” shall have the meaning specified in Section 2.4.

“Open Period” shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 8, below.

“Pricing Period” shall mean the fifteen (15) consecutive Trading Days prior to receipt of the Put Notice by the Investor.

“Principal Market” shall mean the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, the NASDAQ National Market System or the NASDAQ SmallCap Market, whichever is the principal market on which the Common Stock is listed.

“Prospectus” shall mean the Offering Circular used in connection with the Form 1-A Filing.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean a discount of Seventy-Five Percent (75%) percent from the lowest traded price for the fifteen (15) trading days immediately prior to receipt by the Investor of the Put Notice, or a discount of Seventy-Five Percent (75%) to the closing bid on the day of the Put Notice, whichever is lower.

"Put" shall have the meaning set forth in Section 2.2 hereof.

"Put Amount" shall have the meaning set forth in Section 2.2 hereof.

"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:30 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:30 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2.4.

"Registration Rights Agreement" shall have the meaning set forth in the recitals, above.

"Form 1-A" means the Form 1-A of the Company filed under the 1933 Act covering the Common Stock issuable hereunder.

"Related Party" shall have the meaning specified in Section 5.7.

"Resolution" shall have the meaning specified in Section 7.5.

"SEC" shall mean the U.S. Securities & Exchange Commission.

"SEC Documents" shall have the meaning specified in Section 4.6.

"Securities" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the shares of the Company's Common Stock.

"Subsidiaries" shall have the meaning specified in Section 4.

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION II
PURCHASE AND SALE OF COMMON STOCK

2.1 PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of Five Million Dollar ($5,000,000).

2.2 DELIVERY OF PUT NOTICES. Prior to selling any securities to any third party under the Form 1-A filing, the Company shall deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit C and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to Three Hundred Fifty percent (350%) of the average daily volume (U.S. market only) of the Common Stock for the Ten (10) Trading Days prior to the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed.

2.3 CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2.4) unless each of the following conditions are satisfied:

i. The Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to the Investor;

ii. at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been available to trade on the OTCBB;

iii. the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement, or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

iv. no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

v. the issuance of the Securities will not violate any shareholder approval requirements.

If any of the events described in clauses (i) through (v) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

2.4 MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Upon each such Closing Date, the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor (the "Certificate"). Within one Business Day after receipt of the Certificate, the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2.2.

2.5 OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.5.

2.6 LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 4.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION III
INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Investor represents and warrants to the Company, and covenants, that:

3.1 SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

3.2 AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.3 SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

3.4 ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3.5 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Partnership Agreement or other organizational documents of the Investor.

3.6 OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

3.7 INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

3.8 NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

3.9 GOOD STANDING. The Investor is a Limited Partnership, duly organized, validly existing and in good standing in the Cayman Islands.

3.10 TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

3.11 REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company represents and warrants to the Investor that:

4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Investment Agreement (as defined in Section 1 and 4.2 below).

4.2 AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

i. The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement and to issue the Securities in accordance with the terms hereof and thereof.

ii. The execution and delivery of the Investment Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

iii. The Investment Agreement has been duly and validly executed and delivered by the Company.

iv. The Investment Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of:

(a) 500,000,000 shares of Common Stock, $0.0001 par value per share, of which as of the date hereof, 500,000,000 shares are issued and outstanding;

(b) 20,000,000 shares of Preferred Stock, of which as of the date hereof no share is issued and outstanding.

All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

Except as disclosed in the Company's publicly available filings with the SEC:

i. no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

ii. there are no outstanding debt securities;

iii. there are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

iv. there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);

v. there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

vi. there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

vii. the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

viii. there is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

4.4 ISSUANCE OF SHARES. The Company has reserved _______________ Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5.5 below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot register a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

4.5 NO CONFLICTS. The execution, delivery and performance of the Investment Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a Form 1-A as outlined in the Registration Rights Agreement between the Parties) with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Investment Agreement in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

4.6 ABSENCE OF CERTAIN CHANGES. Except as otherwise set forth in the SEC Documents, the Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

4.7 ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

4.8 ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Investment Agreement and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Investment Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Investment Agreement has been based solely on the independent evaluation by the Company and its representatives.

4.9 NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a Form 1-A filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

4.10 EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

4.11 INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

4.12 ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (ii) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

4.13 TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

4.14 INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.15 REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

4.16 INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17 NO MATERIALLY ADVERSE CONTRACTS, ETC. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

4.18 TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

4.19 CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.20 DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Investment Agreement, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

4.21 LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from selling Common Stock during each Pricing Period.

4.22 NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

4.23 NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. There are no brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement.

SECTION V
COVENANTS OF THE COMPANY

5.1 BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

5.2 REPORTING STATUS. Until one of the following occurs, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status, or take an action or fail to take any action, which would terminate its status as a reporting company under the 1934 Act: (i) this Agreement terminates pursuant to Section 8 and the Investor has the right to sell all of the Securities without restrictions pursuant to Rule 144(k) promulgated under the 1933 Act, or such other exemption (ii) the date on which the Investor has sold all the Securities and this Agreement has been terminated pursuant to Section 8.

5.3 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Investment Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

5.4 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.4, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

5.5 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (i) customary employment arrangements and benefit programs on reasonable terms, (ii) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (iii) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

5.6 CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

5.7 NOTICE OF CERTAIN EVENTS AFFECTING REGISTRATION; SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Form 1-A or related prospectus in respect of an offering of the Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Form 1-A for amendments or supplements to the Form 1-A or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Form 1-A or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Form 1-A or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A, related prospectus or documents so that, in the case of a Form 1-A, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Form 1-A would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5.7.

5.8 TRANSFER AGENT. Upon qualification of the Form 1-A, and for so long as the offering thereunder is effective, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered by this Agreement free of restrictive legends.

5.9 ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION VI
CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

6.1 The Investor shall have executed this Agreement and delivered the same to the Company.

6.2 The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit D). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount. The Investor shall have no obligation to disburse the Purchase Amount until the Company delivers the Shares pursuant to a Put Notice.

6.3 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

SECTION VII
FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

7.1 The Company shall have executed the Investment Agreement and delivered the same to the Investor.

7.2 The Common Stock shall be authorized for quotation on the OTCBB and trading in the Common Stock shall not have been suspended at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

7.3 The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Investment Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4.3 above.

7.4 The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

7.5 The Board of Directors of the Company shall have adopted resolutions consistent with Section 4.2(ii) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

7.6 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.7 The Form 1-A shall be effective on each Closing Date and no stop order suspending the effectiveness of the Form 1-A shall be in effect or to the Company's knowledge shall be pending or threatened. Furthermore, on each Closing Date (I) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Form 1-A or that the SEC otherwise has suspended or withdrawn the effectiveness of such Form 1-A, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (II) no other suspension of the use or withdrawal of the effectiveness of such Form 1-A or related prospectus shall exist.

7.8 At the time of each Closing, the Form 1-A (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the prospectus.

7.9 If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2.5 or the

Company shall have obtained appropriate approval pursuant to the requirements of Delaware law and the Company's Articles of Incorporation and By-laws.

7.10 The conditions to such Closing set forth in Section 2.3 shall have been satisfied on or before such Closing Date.

7.11 The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION VIII
TERMINATION

This Agreement shall terminate upon any of the following events:

8.1 when the Investor has purchased an aggregate of Five Million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or

8.2 on the date which is thirty-six (36) months after the Effective Date; or,

8.3 at such time that the Form 1-A is no longer in effect.

Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of the Line.

SECTION IX
SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

i. The trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

ii. The Common Stock ceases to be quoted on OTCBB. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION X
INDEMNIFICATION

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any misrepresentation or breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any breach of any covenant, agreement or obligation of the Indemnitor contained in the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such misrepresentation, breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any such Form 1-A, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to.

SECTION XI
GOVERNING LAW; DISPUTES SUBMITTED TO ARBITRATION.

11.1 LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Delaware or in the federal courts located in the state and county of Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the in personam jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11.2 LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Investment Agreement, each party shall pay the fees and expenses of its advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

11.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

11.4 HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

11.5 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.6 ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein, and, the terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Investment Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

11.7 NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Easton Pharmaceuticals, Inc.
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6
(416) 619-0291

If to the Investor:

Macallan Partners, LLC.
245 Main Street, Suite 302
White Plains, NY 10601
Telefax: (646) 390-8433

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

11.8 NO ASSIGNMENT. This Agreement may not be assigned.

11.9 NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

11.10 SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 3 and 4, the agreements and covenants set forth in Sections 5 and 6, and the indemnification provisions set forth in Section 10, shall survive each of the Closings and the termination of this Agreement.

11.11 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Investment Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or Form 1-As filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

11.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.13 PLACEMENT AGENT. If so required, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee as outlined in the Placement Agent Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Investment Agreement. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

11.14 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

11.15 REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the Registration Rights Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

11.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Registration Rights Agreement or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.17 PRICING OF COMMON STOCK. For purposes of this Agreement, the bid price of the Common Stock shall be as reported on Bloomberg.

SECTION XII
NON-DISCLOSURE OF NON-PUBLIC INFORMATION

(a) The Company shall not disclose non-public information to the Investor, its advisors, or its representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 12 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

SECTION XIII
ACKNOWLEDGEMENTS OF THE PARTIES

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following: (i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement; (ii) the Company shall, by 8:30 a.m. EST on the trading day following the date hereof, file a current report on Form 8-K disclosing the material terms of the transactions contemplated hereby and in the other Investment Agreement; (iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information; and (iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

[Signature page follows]

Your signature on this Signature Page evidences your agreement to be bound by the terms and conditions of the Investment Agreement as of the date first written above. The undersigned signatory hereby certifies that he has read and understands the Investment Agreement, and the representations made by the undersigned in this Investment Agreement are true and accurate, and agrees to be bound by its terms.

MACALLAN PARTNERS, LLC

By: ______________________________
Adam Didia
Senior Managing Member

EASTON PHARMACEUTICALS, INC.

By: ______________________________
Carla Pepe
Chief Executive Officer

LIST OF EXHIBITS

EXHIBIT C

FORM OF PUT NOTICE

Date:

RE: Put Notice Number __

Dear Mr. Bronson,

This is to inform you that as of today, [COMPANY], a [____] corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Macallan Partners, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance are:

Regards,

EXHIBIT D

PUT SETTLEMENT SHEET

Date: ________________

Dear Mr. ________,

Pursuant to the Put given by [COMPANY], to Macallan Partners LLC ("Macallan") on _________________ 201_, we are now submitting the amount of common shares for you to issue to Macallan.

Please have a certificate bearing no restrictive legend totaling __________ shares issued to Macallan immediately and send via DWAC to the following account:

[INSERT]

If not DWAC eligible, please send FedEx Priority Overnight to:

[INSERT ADDRESS]

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Adam Didia

Part III

EXHIBIT 3

SUBSCRIPTION AGREEMENT

EXHIBIT "3" - SUBSCRIPTION AGREEMENT

Print Name of Subscriber: ______________________________

Amount Invested $ ______________________________

Number of Shares: ______________________________

Easton Pharmaceuticals Inc.

SUBSCRIPTION DOCUMENTS

____

Date

Subscription Instructions

(Please Read Carefully)

Each subscriber for a Share at $0.011 Dollars per Share (the "Share") of Easton Pharmaceuticals Inc. (Easton Pharmaceuticals) a Wyoming corporation ("the Company"), must complete and execute the Subscription Documents in accordance with the instructions set forth below. The completed documents should be sent to **Easton Pharmaceuticals Inc.**, and 425 University Avenue, Suite 601, Toronto, Ontario.

Payment for the Securities should be made by check payable to the Company and enclosed with the documents as directed in Section III below.

I. These Subscription Documents contain all of the materials necessary for you to purchase the Shares. This material is arranged in the following order:

- ***Subscription Agreement***
- ***Confidential Prospective Purchaser's Questionnaire***

II. All investors must complete in detail, date, initial, and sign the Subscription Documents where appropriate. All applicable sections must be filled in.

III. Payment for the Shares must be made by check as provided below:

Please make your check payable, in the appropriate amount, for the number of Shares purchased (at $0.011 per Share), to **"Easton Pharmaceuticals Inc."**. Your check should be enclosed with your signed subscription documents.

All funds received from subscribers will be placed in a segregated Holding Account of the Company. Once the minimum offering amount has been reached the funds will be transferred to the Company's operating account and will be available for use.

IV. **SPECIAL INSTRUCTIONS**

FOR CORPORATIONS. Include copy of Board resolution designating the corporate officer authorized to sign on behalf of the corporation, a Board resolution authorizing the investment, and financial statements.

FOR PARTNERSHIPS. Provide a complete copy of the partnership agreement, questionnaire, and financial statements for each General Partner.

FOR TRUSTS. Provide a complete copy of the instruments or agreements creating the trust, as amended to date.

Subscription Agreement

Print Name of Subscriber: ________________________________

Amount Invested: $ __________________________

Number of Shares: __________________________

To: Easton Pharmaceuticals Inc.

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ___ Shares of Easton Pharmaceuticals Inc. (Easton Pharmaceuticals Inc.) (the "Company"), a Wyoming corporation, and agrees to invest in the Company $0.011 Dollars per Share for an aggregate investment of $_________ (the "Investment Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Confidential Private Placement Memorandum ("Private Placement Memorandum") dated October 15, 2012 together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. There is no minimum investment.

2. **Offering.** The Company is offering 454,545,450 with a minimum subscription of one (1) Share (the "Offering"). The maximum aggregate investment to the Company from this Offering will be Five Million ($5,000,000) Dollars. The Offering is being made to investors pursuant to the Regulation A exemption available under the Securities Act of 1933 (the "Act").

3. **Documents to be delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement, Investor Status and Investor Suitability Questionnaire (the "Subscription Documents"). The Subscription Documents should be delivered to **Easton Pharmaceuticals Inc.** 425 University Avenue, Suite 601, Toronto, Ontario. The undersigned understands and agrees that he or it will not become an investor in the company and the Company shall not consider the undersigned until the Company executes the Agreement.

4. **Making of the investment.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Investment Amount by certified check made payable to the order of **Easton Pharmaceuticals Inc.** or as per the Company's instructions for payment by electronic funds transfer in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any

subscription, in whole or in part, for any reason and that the undersigned will be notified by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and return them to the undersigned. If this subscription is rejected by the Company, The investor will be so notified. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Investment Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

   (a) Upon receipt of the maximum offering subscription amount of Five Million ($5,000,000) Dollars,

   (b) Notwithstanding the above, this offer shall terminate upon the termination of the Form 1-A filed by the Company.

7. **Closing.** The share subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement has been countersigned by the Company, the Subscription Documents have been delivered to the Company, and the subscription funds have either been transferred via electronic transfer to the Holding Account or the certified funds check has been deposited in the Holding Account. Upon the completion of the aforementioned items, (a) the undersigned shall have invested in the Company the investment amount, (b) the undersigned shall become an investor in Company, (c) the undersigned and the Company shall be bound by the terms of the Private Placement Memorandum and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

   (a) **The Company hereby represents and warrants as follows:**

      (i) The Company is a Limited Liability Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

      (ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) **In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:**

(i) The undersigned has received the Private Placement Memorandum and the Subscription Documents. The undersigned has read and understands the Private Placement Memorandum and Subscription Documents and the information contained in those documents concerning the Company and this Offering or has caused his or its representative to read and examine the Private Placement Memorandum and Subscription Documents. The undersigned has relied only on the information about the Company contained in these documents and his or its own independent investigation in making his or its subscription. The undersigned understands that the Shares will be issued with the rights and subject to the conditions described in the Private Placement Memorandum and Subscription Documents;

(ii) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk and the undersigned has read the section in the Private Placement Memorandum titled "Risk Factors."

(iii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iv) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(v) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, corporation, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(vi) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Share(s) and could afford a complete loss of his or its investment in the Offering.

(vii) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Investor Status document (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of Accredited Investors in which the undersigned is an entity*).

(viii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable,

(ix) The undersigned's overall commitment to invest in the Share(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(x) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(xi) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xii) If the undersigned is a corporation, Corporation, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xiii) If the undersigned is a corporation, corporation or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such corporation or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, corporation or partnership, with respect to all persons having an equity interest in such corporation, corporation or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiv) The purchase of the Share(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xv) 'The undersigned hereby represents that he or it is subscribing for the Shares as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Share(s). The undersigned will hold the Share(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Share(s).

(xvi) The undersigned acknowledges his or its understanding that (A) the Offering of the Share(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration, (B) the Confidential Memorandum and Subscription Documents have not been filed with or reviewed by the Securities and Exchange Commission or the securities department of any state and no securities administrator of any state or the federal government has recommended or endorsed this Offering or made any finding or determination relating to the fairness of an investment in the Company, and (C) the Offering of the Share(s) by the Company is intended to be exempt from registration pursuant to Section 3 (b) of the Act and the rules promulgated there under by the Securities and Exchange Commission, and that the undersigned's Share(s) cannot be sold, pledged, assigned or otherwise disposed of unless they are registered under the Act or an exemption from such registration is available.

(xvii) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Share(s) unless such Share(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Share(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any Form 1-A for the Share(s) for which the undersigned is subscribing, that such Form 1-A, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Share(s) registered thereon.

(xviii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time in its sole discretion in whole or any part prior to issuance of the Share(s) with respect to the undersigned's subscription, notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xix) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xx) All information provided by the undersigned in the Investor Status and Investor Suitability Questionnaire which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company wishes to sell these Share(s) to the undersigned.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case maybe.

10. **Indemnity.** The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this

Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Easton Pharmaceuticals Inc.**, 425 University Avenue, Toronto, Ontario. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

12. **Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) This Agreement shall be deemed to have been made in the State of Delaware and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Delaware without regard to conflict of laws rules applied in State of Delaware. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Delaware with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 20__, at_____________(City), ___ _____

________________________________ (State).

If the Investor is an INDIVIDUAL, complete the following:	
The undersigned *(circle one)*: **[is]** **[is not]** a citizen or resident of the United States.	
Print Name of Individual:	Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property:
Print Social Security Number of Individual:	Print Social Security Number of Spouse
Signature of Individual	Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property
Print Address of Residence:	Print Telephone Number: ( )

The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY complete the following:	
The undersigned *(circle one)* **[is]** **[is not]** a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.)	
Print Name of Partnership, Corporation, Trust or Entity:	Title of Authorized Representative
Signature of Authorized Representative	Print Jurisdiction of Organization or Incorporation
Print Name of Authorized Representative	Print Federal Tax Identification Number
Print Address of Residence:	Print Telephone Number: ( )

ACCEPTANCE

The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ___day of ______________, 201___.

Easton Pharmaceuticals Inc.

By:_________________________________

Part III

EXHIBIT 4

MATERIAL CONTRACTS

Employment Agreements with Carla Pepe and John Adams

EMPLOYMENT AGREEMENT

This **Management and Employment Agreement**, effective November 01, 2013, is entered into, by and between **Easton Pharmaceuticals Inc.** a Wyoming registered Corporation with offices residing in Toronto, Canada ("the Company" or "Easton"), and **Carla Pepe** (The "Employee").

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as "VIORRA" used for the treatment of FSAD; and

Whereas the Company wishes to retain Carla Pepe, providing her expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of Carla Pepe in order to retain Carla Pepe's experience, skills, abilities, background and knowledge, and is willing to engage Carla Pepe's services on the terms and conditions set forth in this Agreement

Whereas Carla Pepe desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint Carla Pepe as the Companies Secretary / Treasurer and director, with the option of having Carla Pepe becoming the fulltime CEO of the Company commencing on March 01, 2014; and

Now, Therefore, The Parties Agree as Follows:

1. Engagement.

   1.1 **Term.** The Company hereby employs Carla Pepe (the "Employee"), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the "**Term**").

   1.2 **Title.** The Employee will have the title of Director, Secretary / Treasurer and Chief Marketing Officer upon signing of this agreement, with this being reflected on the Wyoming Secretary Of State Articles of Incorporation. Until such time as the Employee becomes the CEO of the Company Commencing on March 1st,

2014. The Employee will report in the chain of command to the person or persons designated by the Company's Board of Directors (the "Board").

1.3 **Other Positions.** The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries' Board of Directors (the "Subsidiary Board").

1.4 **Employment.** The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of her knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2. Services

2.1 **Duties.** The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2 **Policies and Practices**. The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3. Compensation

Fees. Company agrees to pay Carla Pepe a cash salary in the amount of $2000cdn per month to be agreed and paid to Carla Pepe commencing on March 1st 2014 which will be the date the employee is officially placed as CEO to the Company. Such payments will be paid based upon the Employee's time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the basis of a 365-day fiscal year or if the employment is prematurely terminated.

3.1 **Common Stock.** Upon signing of this agreement, The Company shall issue to the Employee a total of 20 (twenty million) shares of restricted common stock, from the Company Treasury, at a value of $0.005 per share.

3.2 20 (Twenty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3 Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an "Anti-Dilution Event"), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4 **Benefits**. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company's Employee's or key management employees.

3.5 **Employment Taxes**. All of the Employee's compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee's behalf

3.6 **Revisions.** Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0 **Duties Required From Employee.**

4.1 Perform day to day operation of the company and act in the same capacity and authority as Secretary / Treasurer while employed until such time as the Employee is placed as the CEO to the Company.
Assist in attempting to provide approval to Health Canada, USFDA or other regulatory bodies in markets both in and outside North America related to Viorra or related products on behalf of the company.
Responsible for reviewing, analyzing, and formulating product as well as providing opinions, Research and Development, due diligence expertise on any products as well as provide her business expertise to assist in any other forms to allow the Company to meet its business objectives.

5. Hold Harmless and Indemnification

5.1 This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company's negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs, the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of the business and project goals.

11. Representations and Warranties.

11.1 The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee's execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12. Confidential and Proprietary Information.

12.1 As a condition of employment, the Employee agrees to not divulge any of the Company's and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13. Assignment

13.1 The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company's assets, any corporate successor to the Company or any Assignee thereof.

14. Governing Law

14.1 This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15. Notices

15.1 All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from November 1, 2013.

Easton Pharmaceuticals Inc.	**Carla Pepe**
John Adams, President	Carla Pepe, Employee

EMPLOYMENT AGREEMENT

This **Management and Employment Agreement**, effective May 31, 2013, is entered into, by and between **Easton Pharmaceuticals Inc.** a Wyoming registered Corporation with offices residing in Toronto, Canada ("the Company" or "Easton"), and **John Adams** (The "Employee").

Whereas the Company is a Wyoming registered corporation with its principle offices located in Toronto, Ontario Canada, and is the owner of various products and proprietary technology which includes drugs in the treatment of FSAD, OTC therapeutic / cosmeceutical products for the treatment of pain, nausea and other conditions as well as products such as "VIORRA" used for the treatment of FSAD; and

Whereas the Company wishes to retain John Adams, providing his expertise and knowledge as a business Employee and expertise in the pharmaceutical and cosmeceutical industry; and

Whereas the Company desires assurance of the association and services of John Adams in order to retain John Adams's experience, skills, abilities, background and knowledge, and is willing to engage John Adams's services on the terms and conditions set forth in this Agreement

Whereas John Adams desires to be in the employment of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement, and

Whereas the Company wishes to immediately appoint John Adams as the Companies CEO and director; and

Now, Therefore, The Parties Agree as Follows:

1. Engagement.

   1.1 **Term.** The Company hereby employs John Adams (the "Employee"), and the employee hereby accepts employment by the Company, upon the terms and conditions set forth in this Agreement. The term of this Agreement will begin immediately following the execution of this agreement, the Effective Date, and will continue until the (1st) anniversary of the Effective Date, unless terminated earlier in accordance with Section 7 below (the "**Term**").

   1.2 **Title**. The Employee will have the title of Interim CEO upon signing of this agreement. The Employee will report in the chain of command to the person or persons designated by the Company's Board of Directors (the "Board").

   1.3 **Other Positions.** The Employee will also serve in an advisory capacity to management and subsidiaries and any other capacity or capacities to be determined by the Company or the Board of Directors of the Company. The Employee will report in the chain of command to the person or persons designated by the Subsidiaries' Board of Directors (the "Subsidiary Board").

1.4 **Employment.** The Employee will work for the Company and its subsidiaries on time flexible terms convenient to the Employee. She will not lend any of his knowledge to other, clients, or companies who are competitors to the Company, and will continue to work with current and future clients

2. Services

2.1 **Duties.** The Employee will do and perform all services, acts, or things reasonably consistent with his position as stated in section 1.2, all in accordance with the bylaws of the Company and as required by the Board.

2.2 **Policies and Practices.** The employment relationship between the Parties will be governed by the policies and practices established by the Company and the Board of Directors.

3. Compensation

Fees. Company agrees to defer a cash salary in lieu of stock with the exception of any expenses incurred. Such payments will be paid based upon the Employee's time and efforts or as needed and required by the company, in accordance with Company policy. Such Base Salary will be prorated for any partial year of employment on the.

3.1 **Common Stock.** Upon signing of this agreement. The Company shall issue to the Employee a total of 30 (thirty million) shares of restricted common at an issuance price of $.005 per share from Company Treasury dated as per the date of this agreement.

3.2 30 (Thirty Million) shares shall be issued to the Employee upon signing of this agreement with all shares to be held in trust and to be advanced on the first anniversary date of this agreement as long as the Employee is still deemed to be an employee to the Company. If the Employee ceases to work for the Company during the term of this contract, for any reason, the Employee will be entitled to a prorated amount of shares earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employees heirs under this Agreement.

3.3 Anti-Dilution Adjustments. If, the shares of EASTON PHARMACEUTICALS, INC. Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, reverse-split, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event or any event with a similar effect, an "Anti-Dilution Event"), the Employees shares ratio shall be appropriately and proportionately adjusted on a prorata basis to reflect such Anti-Dilution Event. There shall be no adjustment in the exchange ratio in the event of any change in the price of EASTON PHARMACEUTICALS, INC. Common Stock or any other matter, other than for Anti-Dilution Events. For further clarity, the prorata adjustment shall mean and be reflected on all remaining shares the Employee has not sold or liquidated prior to any common stock reclassification.

3.4 **Benefits**. The Employee will, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any Employee benefit plan or arrangement which may be in effect from time to time and made available to the Company's Employee's or key management employees.

3.5 **Employment Taxes**. All of the Employee's compensation will be subject to customary taxes and any other employment taxes as are commonly required to be collected, but shall be the sole responsibility of the Employee to Pay. The Company shall have no responsibility to pay or deduct any taxes on the Employee's behalf

3.6 **Revisions.** Modifications to this agreement can be made but only by mutual agreement and with appropriate written documentation.

4.0 **Duties Required From Employee.**

4.1 Perform day to day operation of the company and act in the same capacity and authority as CEO / director to the Company.
Responsible for being a decision maker, leader, manager, executor involving high level decisions about policy and strategy. The employee shall also review, analyze, and formulating product as well as providing opinions, Research and Development, due diligence expertise on any products as well as provide his business expertise to assist in any other forms to allow the Company to meet its business objectives.

5. Hold Harmless and Indemnification

5.1 This mutually agreed upon Management Agreement establishes an amicable relationship to assist the Company in the achievement of its corporate development. The Company agrees to indemnify and hold the Employee harmless from any and all loss, damages, claims, causes of action, liabilities and expenses (including but not limited to reasonable investigations and legal expenses) arising out of any claim for loss or damage to property, and any injuries to or death of persons caused by or resulting from the Company's negligence or willful misconduct, or any other breach of this contract that is not a result of any work performed or any products developed by the Employee on behalf of the Company.

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs, the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of

6. Term

6.1 The term of this agreement shall be for a minimum of 12 months unless earlier terminated in accordance to its terms. The agreement can be mutually adjusted as agreed to in writing at any future date and will be reviewed at the one year anniversary date of this agreement.

7. Termination

7.1 This Agreement shall automatically terminate upon a material breach of the Agreement not cured within thirty days after notice by the non-breaching party detailing such breach. There should be no termination of the Agreement without cause.

7.2 If the Employee ceases to work for the Company during the term of this contract, for any reason, the Company will pay to the Employee, and/or the Employee's heirs, the Employee's and agreed upon fees, earned through the date of termination at the rate in effect at the time of termination and a prorated amount of the Common Shares set forth in Section 3 earned through the date of termination and the Company will thereafter have no further obligations to the Employee and/or the Employee's heirs under this Agreement.

8. Entire Agreement

8.1 This Agreement sets forth the entire understanding of the parties, there being no terms, conditions, promises, warranties or representations other than those contained or referenced herein, and no amendments hereto shall be valid unless made in writing and signed by the parties hereto.

9. Severability

9.1 If any provision of this agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, it is the intent and agreement of both parties that this Agreement shall be deemed amended by modifying such provisions to the extent necessary to make it legal, valid and enforceable.

10. Binding Agreement

10.1 Each party is fully competent, authorized and empowered to sign this Agreement and bind each party. Each party has taken the necessary action to make this Agreement fully authorized and binding upon such party. By signing below, each party agrees to be bound by the terms of this Agreement.

10.2 It is understood by both parties that any action by either party should be assumed to be professionally and ethically correct and it is the intent of the contract that is most significant. Both parties agree to address any potential or perceived breach of the Agreement as a misunderstanding to be addressed in a professional, business-like and amiable manner rapidly and in the best interest of

the business and project goals.

11. Representations and Warranties.

11.1 The Employee represents and warrants that the Employee is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that the Employee's execution and performance of this Agreement will not violate or breach any other agreements between the Employee and any other person or entity.

12. Confidential and Proprietary Information.

12.1 As a condition of employment, the Employee agrees to not divulge any of the Company's and/or its Affiliates confidential information or trade secrets to others, unless necessitated in the course of doing Company business.

13. Assignment

13.1 The rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void. This Agreement shall inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of the Company's assets, any corporate successor to the Company or any Assignee thereof.

14. Governing Law

14.1 This Agreement shall be governed by and construed in accordance with the laws of the Province Of Ontario without regard to conflict of law principles.

15. Notices

15.1 All notices or demands to be given or made under this agreement shall be transmitted by facsimile, overnight express mail, or registered mail. Mutually acknowledged and agreed to receipt of notices may be made by email transmission for the benefit of both parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below but to be in effect from May 31, 2013.

Easton Pharmaceuticals Inc.	**John Adams**
Walter Folinski, President	John Adams, Employee

Part III

EXHIBIT 5

OPINION RE: LEGALITY

ARCHER & GREINER
A PROFESSIONAL CORPORATION
COUNSELLORS AT LAW
300 DELAWARE AVENUE
SUITE 1370
WILMINGTON, DE 19801
(302) 777-4350
FAX (302) 777- 4352

May 13, 2014

Easton Pharmaceuticals, Inc.
425 University Avenue, Suite 601
Toronto, Ontario M5G1T6

Gentlemen:

You have requested our opinion, as counsel for Easton Pharmaceuticals, Inc., a Wyoming corporation (the "Company"), in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 454,545,450 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 454,545,450 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

ARCHER & GREINER, PC

10909651v5